ANNUAL REPORT 2025

At a Glance • Pioneering a novel class of custom-built protein drugs known as DARPin therapeutics, designed to offer solutions for medical challenges other therapies cannot readily address • Advancing a diverse portfolio of differentiated DARPin drug candidates, including targeted radiopharmaceuticals and next-generation immune cell engagers for cancer patients • Partnering with leading companies and academic centers to unlock new capabilities and advance our drug class Company Profile Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering a novel class of protein drugs known as DARPin therapeutics, for medical challenges other treatment modalities cannot readily address. Molecular Partners leverages the key properties of DARPins to design and develop differentiated therapeutics for cancer patients, including targeted radiopharmaceuticals and next-generation immune cell engagers. The Company has proprietary programs in various stages of pre-clinical and clinical development, as well as programs developed through partnerships. Molecular Partners, founded in 2004, has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter /X @MolecularPrtnrs. About DARPin Therapeutics DARPin (Designed Ankyrin Repeat Protein) therapeutics are a novel class of protein drugs based on natural binding proteins, which have been clinically-validated across several therapeutic areas and developed through to the registrational stage. The key properties of DARPins – potential for high affinity and specificity, small size, flexible architecture, and high stability – offer unmatched advantages to drug design, such as multispecificity, broad target range, and tunable half-life. The Company’s Radio-DARPins enable highly effective and specific delivery of potent radioactive payloads to tumor lesions while sparing healthy tissues. Molecular Partners’ Switch-DARPins allow conditional, tumor-localized immune activation, which enables increased safety and potency for next generation immune cell engagers. Powered by twenty years of DARPin leadership in the clinic, Molecular Partners has built an innovative, rapid and cost-effective DARPin drug design engine, including proprietary DARPin libraries and platforms, for candidates produced with optimized properties and tailored to therapeutic needs. Highlights in 2025 Research & Development: • Initiated US Phase 1/2a study of DLL3-targeting 212Pb-based MP0712, the Company's first Radio-DARPin candidate, co-developed with strategic partner Orano Med for the treatment of SCLC and other neuroendocrine cancers; recruitment is open 2

• Presented first patient imaging and dosimetry data on MP0712 labeled with 203Pb at TWC 2026, showing precise targeting of tumor lesions and supporting Phase 1/2a study design • Nominated MP0726 targeting MSLN as second program in the Radio-DARPin pipeline and presented proof-of-concept data at SNMMI 2025 • Entered development agreement with Eckert & Ziegler for targeted alpha radiotherapeutics covering range of imaging and therapeutic isotopes, including 225Ac • Formed Scientific Advisory Board, chaired by Prof. Ken Herrmann, to accelerate development of targeted radiotherapeutics • Started Phase 2 investigator-initiated randomized trial of MP0317 in combination with standard-of-care for patients with cholangiocarcinoma in France • Presented mutation-agnostic clinical benefit of multispecific T cell engager MP0533, for the treatment of AML, in ongoing Phase 1/2a trial at EHA and ASH 2025 • Presented preclinical proof-of-concept of logic-gated CD3 Switch-DARPin T cell engager with CD2 co-stimulation in solid tumors at the AACR and SITC Annual Meetings 2025 Leadership & Governance: • Martin Steegmaier, Ph.D., appointed as Chief Scientific Officer and member of the Management Board, effective October 2025 Financial: • Operational efficiency and strategic review concluded • Net cash outflow from operating activities of CHF 51.3 million in 2025 • Ongoing strong financial position with CHF 93.1 million in cash and short-term deposits as of December 31, 2025, which is expected to support operations until 2028 2026 Outlook: • Expect full year 2026 operating expenses of CHF 45-55 million • Initial clinical data from Phase 1/2a study of lead Radio-DARPin MP0712 • Progress second Radio-DARPin candidate MP0726 targeting MSLN towards first-in-human imaging • Nomination of new Radio-DARPin Therapy programs and targets for proprietary pipeline • Update on clinical development path of MP0533 planned for H1 2026 • Clinical candidate selection of CD3 Switch-DARPin in H1 2026, update at AACR 2026 3

Contents

At a Glance 2
- Company Profile
- About DARPin Therapeutics
- Highlights in 2025

Shareholder Letter 6

Financial Summary 9
- Results and Overview
- Financial Highlights
- Outlook 2026 and Financial Calendar
- Development of Employee Base

Research and Development 15
- DARPin Advantages
- R&D Strategy
- Pipeline & Candidates

Corporate Sustainability 24

Corporate Governance 28

Compensation Report 52
  - Report of the Statutory Auditor on the Compensation Report

Financial Reports 71
- IFRS Consolidated Financial Statements
  - Report of the Statutory Auditor on the Consolidated Financial Statements (IFRS)
- Molecular Partners AG Financial Statements
  - Report of the Statutory Auditor on the Molecular Partners AG Financial Statements

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To Our Shareholders We look back on 2025 with great pride at the progress made by Molecular Partners as we work to become a leader in alpha-targeted radiotherapies. We celebrated 20 years since our founding and 10 years on the Swiss stock exchange SIX. It has been quite a journey, having treated over 2,500 patients globally with eight DARPin therapeutics and always striving to innovate and build upon clinical learnings for patients. We now enter the coming year with optimism for what we can achieve to improve treatment options for cancer patients, in particular with our Radio-DARPin Therapy approach. Our first and lead Radio-DARPin candidate MP0712 is now in clinical development and represents the core of our focus in 2026. First Radio-DARPin candidate in clinical development MP0712, our lead Radio-DARPin candidate carrying the potent therapeutic alpha isotope 212Pb and targeting DLL3 for small cell lung cancer (SCLC) and other neuroendocrine cancers, reached a major milestone in early 2026 with the initiation of a Phase 1/2a study. This trial is designed to assess safety, establish efficacy, and determine the recommended Phase 2 dose of MP0712, co- developed with our strategic partner Orano Med. This progress is based on encouraging imaging and dosimetry data from a Named Patient Access Program, presented at the Theranostics World Congress (TWC) in January 2026, which demonstrated targeted delivery of MP0712 to tumors while minimizing exposure to healthy organs. These data reinforce our confidence in the potential of Radio-DARPins to deliver potent alpha-emitting isotopes precisely to tumor lesions, and also reinforce our ambition to become a leader in DLL3-targeted alpha therapies in SCLC. Our second Radio-DARPin program, MP0726 targeting mesothelin (MSLN) for ovarian cancer, is also advancing. We presented preclinical data on MP0726 at the Society of Nuclear Medicine and Molecular Imaging (SNMMI) Annual Meeting in June 2025, highlighting the program’s potential to overcome challenges faced by other MSLN-targeted therapies. Broadening scope for Radio-DARPins We have designed Radio-DARPins as vectors for potent alpha-emitting radioisotopes and the clinical data presented at TWC 2026 demonstrate that the biodistribution profile of Radio-DARPins is well suited to 212Pb but also to the longer-lived, alpha-emitting isotope 225Ac. Moving forward we will evaluate our Radio-DARPin candidates in an alpha-agnostic manner and choose what matches best vector properties, and target and disease biology. Our relationship with our partner and co-developer of MP0712, Orano Med, remains strong. In addition, we signed a development agreement with leading nuclear medicine and isotope specialist Eckert & Ziegler, enabling our proprietary Radio-DARPins to deliver additional therapeutic isotopes, if the disease or treatment setting should call for it. Progress outside Radio Beyond our Radio-DARPin portfolio, we are advancing MP0317 and MP0533 through clinical trials. MP0317, a localized agonist designed to activate immune cells within the tumor microenvironment, is being evaluated in a randomized Phase 2 investigator-initiated trial for cholangiocarcinoma. The first patient was treated in early 2026 with the objective to assess the clinical benefit of MP0317 in combination with standard-of-care therapies. Such a study enables MP0317 to move forward and show potential value in patients while allowing us to focus internally on programs core to our thesis. 6

Data on MP0533, our multispecific T cell engager for relapsed/refractory acute myeloid leukemia, showed that densified dosing is tolerable and leads to improved exposure and mutation-agnostic antitumor activity. We presented these data at the American Society of Hematology (ASH) Annual Meeting 2025, and will update on the clinical development path of MP0533 by Summer 2026. Encouraging pre-clinical data on our logic-gated Switch-DARPin T-cell engager were presented at the American Association for Cancer Research (AACR) Annual Meeting 2025 and the Society for Immunotherapy of Cancer (SITC) 2025. We intend to nominate a lead Switch-DARPin candidate for development in H1 2026 and will provide an update on the program at AACR 2026. Strengthened Leadership and financial position To support our work in radiotherapy, we have established a Scientific Advisory Board (SAB) chaired by Prof. Ken Herrmann, M.D., a globally recognized expert in nuclear medicine. The SAB will provide strategic guidance as we transition from early clinical validation to full clinical development of our targeted alpha radiotherapies. We complemented our executive team with the appointment of Martin Steegmaier, PhD, as Chief Scientific Officer (CSO), a now valued and well-integrated part of our leadership team guiding the discovery and development of our early research programs. We maintained a strong financial position in 2025, with cash reserves providing a runway through multiple value-inflection points and until 2028. Major Milestones Ahead As we move into 2026, our priorities are clear. Our focus remains on progressing MP0712 with multiple value-generating milestones through the year. Following our imaging data presented in January 2026, we will update on MP0712 safety in H1 and activity in H2 2026. Molecular Partners has evolved significantly over 20 years but our vision remains constant: to deliver improved solutions for patients through the benefits of our DARPin candidates. This is only possible thanks to the extraordinary efforts of our team, and we heartfully thank all our employees, past and present, for your passion, creativity and dedication. We are also grateful to our investors, partners, and other stakeholders for your continuing support of our work. We look forward to continuing our journey and together, making a significant difference to cancer patients and their families. Zurich-Schlieren, March 12, 2026 Sincerely, Patrick Amstutz Bill Burns Chief Executive Officer Chairman of the Board 7

Financial Summary Results and overview The following discussion and analysis of the financial condition and results of operations of Molecular Partners AG and its subsidiary (collectively, Group) should be read in conjunction with the IFRS Consolidated Financial Statements, which have been prepared in accordance with the IFRS® Accounting Standards ("IFRS") as issued by the IASB. In addition to historical data, this discussion contains forward-looking statements regarding our business and financial performance based on current expectations that involve risks, uncertainties and assumptions. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors. 9

Key Financials (CHF million, except per share, FTE data)	**FY 2025**	**FY 2024**	**Change**
Total revenues	**—**	**5.0**	**(5.0)**
R&D expenses	(40.2)	(48.6)	8.4
SG&A expenses	(15.2)	(17.6)	2.4
Restructuring expenses	(2.7)	—	(2.7)
Total operating expenses (incl depr. & amort.)	**(58.1)**	**(66.1)**	**7.9**
Operating result	**(58.1)**	**(61.2)**	**3.1**
Net finance result	(3.5)	7.2	(10.7)
Net result	**(61.7)**	**(54.0)**	**(7.6)**
Basic net result per share (in CHF)	(1.65)	(1.59)	(0.06)
Diluted net result per share (in CHF)	(1.65)	(1.59)	(0.06)
Net cash from (used in) operating activities	(51.3)	(59.2)	7.9
Net cash used in investing activities	72.5	40.5	32.0
Net cash from (used in) financing activities	(1.1)	14.5	(15.6)
Exchange gain/(loss) on cash positions	(1.4)	0.9	(2.3)
Net increase (decrease) in cash and cash equivalents	18.8	(3.4)	22.2
Cash and cash equivalents	**82.7**	**63.9**	**18.8**
Cash and cash equivalents (incl. short-term time deposits)	**93.1**	**149.4**	**(56.3)**
Total non-current assets	5.2	4.2	0.9
Total current assets	96.9	154.3	(57.4)
Total shareholders' equity	80.3	141.6	(61.3)
Total non-current liabilities	10.7	6.1	4.6
Total current liabilities	11.0	10.8	0.2
Number of total FTE	**134.0**	**158.5**	**(24.5)**

Financial highlights

The Group's cash position, including short-term time deposits, of CHF 93.1 million as of December 31, 2025, continues to provide financial flexibility and a forecasted cash runway until 2028, excluding any potential receipts from R&D partners.

Revenues

In 2025, the Group recognized no revenue, a decrease compared to the previous year (2024: CHF 5.0 million). Revenue in 2024 was exclusively driven by the Novartis collaboration agreement for radioligand therapies. The revenue recognition under this agreement concluded in the third quarter of 2024.

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Operating expenses (incl. depreciation and amortization) The Group’s operating expenses consist primarily of costs associated with research, preclinical and clinical testing as well as of personnel-related costs. To a lesser extent they also reflect royalty and license fees, facility expenses, professional fees for legal, tax, audit and strategic purposes, administrative expenses and the depreciation of property, plant and equipment. Overall, in 2025 total operating expenses decreased by CHF 7.9 million to CHF 58.1 million (2024: CHF 66.1 million). These costs included CHF 3.9 million in non-cash effective share-based compensation and pension costs as well as CHF 2.1 million in depreciation. The three major expense categories were personnel expenses of CHF 34.7 million (60% of total operating expenses), external research costs totaling CHF 11.2 million (19% of total operating expenses) and restructuring costs totaling CHF 2.7 million (5% of total operating expenses) . Total R&D expenses in 2025 were CHF 40.2 million (2024: CHF 48.6 million). The Group charges all R&D expenses to the income statement when incurred. Total SG&A expenses decreased by CHF 2.4 million (14%) to CHF 15.2 million (2024: CHF 17.6 million), mainly reflecting reductions in Directors and Officers insurance costs and professional service costs. Total restructuring cost amounted to CHF 2.7 million (2024: CHF 0 million), driven by the reorganization event in June 2025. Operating result In 2025, the Group generated an operating loss of CHF 58.1 million (2024: Operating loss of CHF 61.2 million), Financial result In 2025, Molecular Partners recorded a net financial loss of CHF 3.5 million, driven by negative foreign exchange fluctuations on the cash and cash equivalent positions held in foreign currencies together with interest income. In 2024 there was a net financial gain of CHF 7.2 million, driven by interest income and foreign exchange gains on our cash positions. Income taxes The Swiss legal entity of the Group did not have to pay nor accrue any income taxes in 2025. Including the net operating loss of 2025, the tax losses of CHF 253.0 million may be used as tax loss carry forwards to offset future taxable income over a period of seven years. Net result In 2025, the Group recorded a net loss of CHF 61.7 million compared to a net loss of CHF 54.0 million in 2024. 11

Balance sheet and capital resources As of December 31, 2025, the Group’s total balance of cash and cash equivalents (incl. short-term time deposits) decreased by CHF 56.3 million compared to year-end 2024 to a level of CHF 93.1 million. This continued strong cash and cash equivalents position (incl. the short-term time deposits) represented 91% of the total assets at December 31, 2025. The total shareholders’ equity position decreased to CHF 80.3 million as of December 31, 2025 (December 31, 2024: CHF 141.6 million). The Group’s balance sheet continued to be debt-free in 2025. Liabilities recorded in the balance sheet relate to trade payables, lease liabilities and accrued expenses from the Group's operations as well as to pension liabilities as per IAS19. Total liabilities amount to CHF 21.8 million (2024: CHF 16.9 million). Cash flow statement In 2025, Molecular Partners recorded a net cash outflow from operations of CHF 51.3 million, compared to a net cash outflow from operations of CHF 59.2 million in 2024. In 2025, cash inflow from investing activities was a net CHF 72.5 million, compared to a CHF 40.5 million cash inflow in 2024. Cash flow from investing activities in both years was driven by movements in short-term time deposits. In 2025, a CHF 0.7 million outflow was recorded for capital expenditures related to equipment and intangible assets (2024: CHF 0.7 million outflow) and a CHF 1.7 million inflow was recorded from interest received (2024: CHF 4.2 million inflow). In 2025, the net cash outflow from financing activities of CHF 1.1 million was driven primarily by payments of our lease liabilities. In 2024, the net cash inflow of CHF 14.4 million was driven by the capital raise in October 2024 and to a lesser extent by the payment of our lease liabilities. In addition, the Group recorded a foreign exchange loss on foreign currency denominated cash positions of CHF 1.4 million in 2025 (2024: a gain of CHF 0.9 million). Overall, this resulted in a net decrease of the Group’s total cash balance and short-term time deposits by CHF 56.3 million from CHF 149.4 million at the end of 2024 to CHF 93.1 million at year- end 2025. Financial risk management The Group is developing several therapeutic candidates and is currently not generating a constant revenue stream, which typically results in a negative cash flow from operating activities. At present, the lack of recurring positive operating cash flow may expose the Group to financing risks in the medium term. Risk management is carried out centrally under policies approved by the Board of Directors. Furthermore, the Group manages financial risks such as foreign exchange risk and liquidity. Molecular Partners conducts its activities primarily in Switzerland, EU and U.S. As a result, the Group is exposed to a variety of financial risks, such as foreign exchange rate risk, credit risk, liquidity risk, cash flow and interest rate risk. The Group’s overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimize any potential adverse effects on the financial performance of the Group. The Group is not exposed to market price development as it has no salable products. The following is a summary of how we manage and mitigate the key financial risks: 12

• Foreign exchange risk: The Group’s primary exposure to the risk is due to fluctuation of exchange rates between CHF, EUR and USD. The Group’s hedging policy is characterized by the following two elements: (1) to maximize natural hedging by matching expected future cash flows in the different currencies, and (2) if markets conditions allow, to consider hedging certain of the remaining expected net currency exposure as the need arises. Molecular Partners does not engage in speculative transactions. • Interest rate risk: During 2025 Molecular Partners earned interest income on the cash and cash equivalents (including short-term time deposits) balances and its profit and loss may be influenced by changes in market interest rates. The Group is reviewing the development of interest rates on a regular basis and is investing part of its cash through money market investments in line with its treasury guidelines. • Credit risk: The maximum credit risk on financial instruments corresponds to the carrying amounts of the Group’s cash and cash equivalents and receivables. The Group has not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts. All cash and cash equivalents are held with three major Swiss banks with ratings between A+ and AAA as per Standard & Poor’s. The Group enters into partnerships with partners which have the appropriate credit history and a commitment to ethical business practices. Other receivables with credit risk mainly include interest receivables. • Liquidity risk: Based on the Group’s Business Plan 2026-2030, management estimates that the Group, with CHF 93.1 million of cash at hand (incl. cash equivalents and short-term time deposits) and with no debt on the balance sheet as per December 31, 2025, is funded until 2028, excluding any potential receipts from R&D partners. Financial outlook 2026 For the financial year 2026, at constant exchange rates, we expect total operating expenses of CHF 45-55 million, of which around CHF 6 million will be non-cash effective costs for share-based payments, IFRS pension accounting and depreciation. Financial calendar 2026 The following table summarizes the scheduled financial calendar for the financial year 2026. Date: Event: March 23, 2026 Expected Publication Date of Annual General Meeting Invitation 2026 April 14, 2026 Annual General Meeting May 12, 2026 Interim Management Statement Q1 2026 August 24, 2026 Publication of Half-year Results 2026 (unaudited) October 29, 2026 Interim Management Statement Q3 2026 13

Research & Development Pioneering novel therapeutic approaches through DARPin leadership Overview We are a clinical-stage biotech company pioneering the design and development of DARPin therapeutics, a novel class of custom-built protein drugs, for medical challenges other drug modalities cannot readily address. By harnessing DARPins’ intrinsic advantages and leveraging our two decades of experience and leadership with DARPins, we believe our DARPin drug candidates can close the gap between small molecule and antibody medicines as a new therapeutic modality poised to offer clinical breakthroughs. Our approach has been validated through the development of eight clinical-stage candidates that have been tested in more than 2,500 patients, and have shown to be highly active and generally well-tolerated. Molecular Partners was founded in 2004 by the inventors of DARPins. Our senior management, which includes two of our group’s co-founders, has significant prior experience in oncology, research, drug development and finance. Members of our leadership team have served as senior executives at other well-established companies including Amgen, Bavarian Nordic, Genentech, GSK, J&J, Morphosys, Novartis, Roche, and Tesaro. Additionally, our board of directors includes current and former senior executives of AbbVie, Biogen, Novartis, Roche, Immunogen and Takeda (Millennium Pharmaceuticals, Shire). Advantages of DARPins over other approaches For more than two decades, we have pioneered DARPins as a new class of therapeutics, evolving our capabilities and mastery of DARPin design with an increasing focus on novel platforms and mechanisms of action that are highly differentiated to other drug classes. The advantages of DARPins include: • Derivation from natural binding proteins: • DARPins are based on natural protein binders that mediate protein interactions in most living cells on earth: ankyrin repeat domains. Evolved by nature and engineered by Molecular Partners, ankyrin repeat domains are the ideal foundation for an efficient, versatile and innovative approach to biologic drug design. An individual DARPin (Designed Ankyrin Repeat Protein) is a radically simple unit consisting of a robust backbone, or scaffold, supporting a binding surface that is shaped to bind its target with exquisite precision and strength. Unlike larger, more complex binding proteins, the basic repeating unit can be engineered against a vast array of different targets with low risk of off-target effects or interactions outside the binding surface. 15

• High affinity and specificity: ◦ DARPin’s intrinsic potential for high affinity and high specificity mean DARPin candidates can tightly bind to their targets. This binding strength is matched by the specificity of DARPins to bind only to the intended target, limiting the risk of off- target effects. • Small size: ◦ Even when linked together, multispecific DARPins are smaller than large proteins such as antibodies, which allows a potentially greater tissue penetration. Additionally, every dose given to a patient contains more molecules per gram than larger molecules like antibodies. • Multispecificity: ◦ DARPins can be used in a radically simple format with single-target specificity or can easily be linked together to enable multispecific drug candidates. DARPin candidates comprised of up to six DARPins and five target specificities have been tested in the clinic. The multispecificity is achieved without impacting affinity, potency, stability, or production yields compared to the single DARPin units. • “Either-or” specificity: ◦ The repeat structure of DARPins allows to fuse two different DARPins with different target specificities into one DARPin domain thereby enabling mutually exclusive “either-or” binding properties for either of the targets (i.e., Switch- DARPins). This opens the possibility of creating logic-gated drugs that are conditionally activated only where activity is desired. • High stability: ◦ The very high stability intrinsic to DARPins allows for radical engineering approaches, such the surface engineering applied to the DARPin backbone for Radio-DARPin therapeutics (RDT), without impact on the structure and binding characteristics of the engineered DARPins. • Precision delivery: ◦ DARPins represent excellent vectors for cytotoxic payloads, including chemotherapeutic drugs and radioactive isotopes (e.g. Radio-DARPin Therapeutics), which can be linked to DARPins through various linkers and chelators. Leveraging their small size, high affinity and specificity, DARPins can deliver payloads precisely to tumors while sparing healthy tissues. • Tunable half-life: ◦ DARPin candidates can be half-life engineered through various modalities including human serum albumin binders, PEGylation, and Fc domains. Half-life engineering allows to optimize target engagement, systemic exposure, and dosing of our DARPin therapeutics. 16

Our R&D strategy: to design DARPin-unique solutions for challenges other therapies cannot readily address DARPins have properties that differentiate them from other therapeutic modalities. We combine these unique properties with insights from our deep clinical experience and understanding of underlying disease biology to create molecules that offer novel solutions to patients with high medical need. Demonstrating true patient value with early clinical readouts In our projects, we aim for early clinical readouts based on single agent activity. We have the deepest experience and demonstrated leadership with DARPin drug development worldwide, having advanced eight clinical-stage programs across multiple disease areas, in more than 2,500 patients. In addition to an optimized preclinical development process, during which we stringently test our molecules in models with translatable value, our clinical strategy prioritizes programs that have the potential to demonstrate single-agent activity in a defined number of patients to measure early proof-of-principle and enable swift decision making on further investment. Combining our capabilities with world-class partners to deliver a broad pipeline of innovative therapies We intend to develop and commercialize product candidates in our core focus areas where we believe we have a clear clinical and regulatory approval pathway and the resources to commercialize successfully. In addition, we seek to combine our capabilities with world-class partners, including leading pharmaceutical companies and academic centers, to deliver a broad pipeline of innovative therapies and accelerate the development of DARPins as a class. We also strive to collaborate with companies developing complementary technologies when there is a clear strategic rationale. 17

Pipeline Update

We believe our DARPin therapies have the potential to address defined medical problems that are not addressable by other drug classes. We focus on oncology through our robust pipeline of clinical and preclinical programs, with particular attention on our Radio-DARPin Therapy (RDT) pipeline with our first Radio-DARPin candidate MP0712 for small cell lung cancer (SCLC) and additional RDT programs including MP0726, as well as our tetraspecific T cell engager (TCE) MP0533 for acute myeloid leukemia (AML), and next-generation immune cell engagers leveraging our Switch-DARPins.

Our pipeline chart as of March 2026 is illustrated below:


PLATFORM
CANDIDATE
RESEARCH
PRE-CLINICAL
PHASE 1
PHASE 2
PHASE 3
Radio-DARPin Therapy (RDT)
MP0712
SCLC & NECs
212Pb x DLL3
oranomed
Co-development*
MP0726
Ovarian Cancer
212Pb x MSLN
oranomed
Co-development*
Undisclosed Programs
(Solid Tumors)
Radio - C
Radio - D
Radio - E
Radio - F
Next-Gen Immune Cell Engagers
MP0317
Advanced Solid Tumors
FAP x CD40
MP0533
r/r AML and AML/MDS
CD33 x CD123 x CD70 x CD3
Switch-DARPin T Cell Engager
CD3 x CD2 x
MSLN x EpCAM
MP0621
(Switch-DARPin)
HSCT
cKit x CD16a x CD47

*The co-development agreement with Orano Med includes up to ten targeted radiotherapy programs including MP0712 and MP0726.

Radio-DARPin Therapy (RDT)


DARPin
RADIOISOTOPE
LINKER &
CHELATOR
+
HLE
SURFACE ENGINEERING
HALF-LIFE EXTENDER

Targeted radiotherapies delivering radioisotopes selectively to the tumor while sparing healthy tissues have made great progress recently in the clinic. However, a key limiting factor in expanding this treatment approach to a broad range of cancer types is the lack of vectors suitable to meet the requirements for targeted radiotherapy and cover a broad range of tumor targets and isotopes.

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Our RDT candidates represents a novel targeting approach for highly effective and selective delivery of radioactive payloads to a broad range of tumors while sparing healthy tissues. The unique nature of DARPins as an engineered protein drug class may allow us to overcome the limitations of other radioligand therapies. DARPins have ideal properties as vector – such as small size, high affinity and specificity – to enable robust, tumor-specific delivery of therapeutic radionuclides to a broad space of tumor targets. Building on these innate DARPin advantages, we further optimized DARPins as vectors for radioligand therapeutics through engineering advancements across our RDT portfolio. We designed our RDT candidates to minimize kidney retention, one of the key challenges of radioligand therapeutics, through surface engineering of the DARPins backbone for excretion by the kidneys instead of being re-absorbed. In addition, we established a half-life engineering (HLE) toolbox which allows to increase tumor uptake, an approach successfully applied for multiple tumor targets to date. The results of RDT surface and half-life engineering were presented at multiple scientific congresses in 2023 and 2024 and have enabled us to achieve improved tumor uptake and reduced kidney reabsorption for RDTs, which supports the expansion of the RDT pipeline, including our first candidates MP0712 targeting delta-like ligand 3 (DLL3), and MP0726 targeting mesothelin (MSLN). MP0712 (212Pb-labeled DLL3-targeted Radio-DARPin) Our lead Radio-DARPin program MP0712, co-developed with Orano Med, is the first DLL3- targeting radiopharmaceutical combining the advantages of DARPins as small protein-based delivery vectors and the powerful, short-lived alpha particle-emitting radioisotope 212Pb. A Phase 1/2a trial has started in December 2025 (ClinicalTrials.gov: NCT07278479) and recruitment is open. The Phase 1/2a study is a multi-center study in the US, with the objectives to assess safety and determine a recommended phase 2 dose for 212Pb-labeled MP0712. The study contains an imaging and dosimetry step with 203Pb-labeled MP0712. The Company expects initial clinical data from the study in 2026. Molecular Partners and the NuMeRI team presented first patient imaging and dosimetry data on MP0712 carrying 203Pb at the 8th Theranostics World Congress (TWC) in January 2026 and at the 7th Targeted Radiopharmaceuticals (TRP) Summit Europe in November 2025. The data from five evaluable patients with various DLL3-expressing cancers, including small cell lung, urothelial, and other neuroendocrine cancers, were generated with MP0712 carrying the diagnostic isotope 203Pb under the leadership of Dr. Mike Sathekge as part of a Named Patient Access Program under the legal framework for compassionate care in South Africa (also referred to as Section 21 of the Medicines and Related Substances Act). The images show specific uptake as well as robust accumulation of MP0712 in tumor lesions, with limited uptake in healthy tissues, as intended. The biodistribution and dosimetry calculations are supportive of the Phase 1/2a study design and of the clinical development plans of MP0712 carrying the therapeutic isotope 212Pb for patients with small cell lung cancer (SCLC) and other DLL3-expressing neuroendocrine cancers. The clinical development of MP0712 is supported by a strong preclinical data package which was presented at the Annual Meeting of the American Association for Cancer Research (AACR) in April 2025. MP0712 demonstrated high affinity and specificity for DLL3 with promising biodistribution, safety results and antitumor activity in vivo. DLL3 is a validated tumor target with homogeneous expression in tumors of patients with SCLC (present in >85% of patients) and other neuroendocrine tumors, while expression in healthy tissues is low. SCLC is an aggressive form of lung cancer, with a poor five-year survival prognosis and a high unmet need for patients. 19

MP0726 (212Pb-labeled Radio-DARPin targeting MSLN) The second RDT program co-developed with Orano Med targets MSLN, which is overexpressed across several cancers with high unmet need, such as ovarian cancer, and largely absent from healthy tissues. Molecular Partners has developed Radio-DARPins able to selectively bind to membrane-bound MSLN without being impacted by shed MSLN - a mechanism which has hampered the development of other MSLN-targeted therapeutics. We presented preclinical data on MP0726 at the Annual Meeting of the Society of Nuclear Medicine and Molecular Imaging (SNMMI) in June 2025 and plan to progress several Radio-DARPin programs towards first-in- human imaging, including MP0726. Global Partnership with Orano Med to Develop 212Pb-labeled Targeted Radiotherapeutics In January 2025, Molecular Partners and Orano Med expanded their agreement to co-develop up to ten 212Pb-based radiotherapy programs. Both companies signed the initial strategic collaboration in January 2024. The partnership combines Molecular Partners' leadership in DARPins with Orano Med’s leading expertise and unique capabilities in 212Pb-based Targeted Alpha Therapy (TAT). 212Pb, which has demonstrated clinical efficacy in patients, has ideal properties for radiotherapeutic applications, including high energy deposition, a very clean decay chain, and short decay half-life (10.6 hours), resulting in efficient tumor cell killing. Molecular Partners holds commercialization rights to MP0712, which is the most advanced program, and to the MSLN RDT program. Orano Med possesses virtually unlimited raw starting material for 212Pb production and has established robust and independent supply and manufacturing capabilities required for the seamless delivery of TAT to clinical sites globally. Broadening scope for Targeted Alpha Radio-DARPin Therapeutics For its growing Radio-DARPin pipeline and based on the first-in-human Radio-DARPin data presented at TWC 2026 indicating that Radio-DARPins may be suitable vectors for alpha-emitting isotopes, including 212Pb and also the longer-lived 225Ac, Molecular Partners is evaluating various radionuclides moving forward to tailor Radio-DARPin candidates to patient needs – matching vector and isotope properties with target and disease biology. Molecular Partners entered a non-exclusive development agreement with Eckert & Ziegler for targeted alpha radiotherapeutics, thereby enabling the potential of Radio-DARPins for a range of therapeutic isotopes, including 225Ac, and advancing its wholly owned pipeline. The Company plans to present pre-clinical data on Radio-DARPins suitability with multiple isotopes at the 3rd Global Radiopharmaceuticals Development Summit in March 2026 in Shanghai, China. Scientific Advisory Board We announced in December 2025 the formation of a scientific advisory board (SAB) to accelerate the development of our targeted radiotherapeutics. The SAB, chaired by globally recognized nuclear medicine expert Prof. Ken Herrmann and complemented by members James Cook, Jason Lewis, Ph.D., and Michael Morris, M.D., will be instrumental in guiding Molecular Partners strategic direction as it transitions and evolves from early clinical validation to full clinical development of its targeted alpha radiotherapies. 20

MP0317


HSA DARPin
FAP DARPin
CD40 DARPin
CD40 DARPin
Half-life extender
Localizer
Immune activator
Immune activator

We designed our MP0317 program to enable tumor-localized immune activation through simultaneously targeting the immunostimulatory protein CD40 and fibroblast activation protein (FAP). FAP is expressed in high amounts in the fibrous tumor microenvironment (TME) around and throughout various solid tumors. MP0317 is designed to activate immune cells specifically within the TME and thus has the potential to deliver greater efficacy with fewer side effects compared to systemic CD40-targeting therapies.

Molecular Partners completed a Phase 1 dose-escalation study of MP0317 in patients with advanced solid tumors with 46 patients treated across 9 dose levels, and presented comprehensive biomarker analyses from the trial at SITC Annual Meeting in November 2024 showing tumor-localized CD40 activation and TME remodeling as intended by design.

An investigator-initiated, proof-of-concept Phase 2 study of MP0317 in patients with advanced cholangiocarcinoma is now open (NCT07036380) to assess the clinical benefit of MP0317 combined with standard-of-care, which comprises the immunotherapy durvalumab (an anti-PD-L1 checkpoint inhibitor) plus gemcitabine-cisplatin-based chemotherapy. The hypothesis is that MP0317 should increase the duration of responses to SOC, as measured by improved progression-free survival rate at 12 months, when compared with patients treated with SOC only. The study is a randomized, multicenter study conducted in France and aims to recruit 75 patients. The first patient started treatment in January 2026.

MP0533


HSA DARPin
HSA DARPin
CD33 DARPin
CD123 DARPin
CD70 DARPin
CD3 DARPin
Half-life extender
Half-life extender
Target localizer
Target localizer
Target Localizer
Immune engager

MP0533 is a novel tetra-specific T cell-engaging DARPin, which simultaneously targets the antigens CD33, CD123 and CD70 on AML cells as well as the immune activator CD3 on T cells. AML cells commonly co-express at least two of these three target antigens whereas most healthy cells only have one or none. MP0533 binds with increasing avidity as the number of its target antigens present increases, dramatically favoring binding to AML cells over healthy cells. This unique avidity-driven mode of action is designed to enable T cell-mediated killing of AML cells while preserving a therapeutic window that minimizes damage to healthy cells.

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MP0533 is currently being evaluated in a Phase 1/2a clinical trial for relapsed/refractory AML and myelodysplastic syndrome/AML (ClinicalTrials.gov: NCT05673057). Data presented at the 67th American Society of Hematology (ASH) Annual Meeting in December 2025 showed that densified MP0533 dosing appears tolerable, and leads to markedly improved serum exposure in cycle 1, along with mutation-agnostic antitumor activity, in particular in patients with low bone marrow blast count at baseline. Cohort 10 is currently dosing patients and an update on this study is expected in H1 2026.

Molecular Partners plans to support the exploration of MP0533 in combination, both in patients with relapsed/refractory disease as well as in front-line, and has been approached by several consortia expressing interest in conducting such studies. The Company is actively engaging with key opinion leaders and regulators to shape the next phase of development.

An update on the program and clinical plan for MP0533 is foreseen in H1 2026.

Switch-DARPins (Next-Generation Immune Cell Engagers)

Our Switch-DARPin TCEs represent a further evolution of our capabilities to deliver multispecific candidates to address different disease needs. They use a dual-binding logic-gated DARPin (the "Switch") to provide an 'on/off' function to a multispecific DARPin candidate. The Switch function is modulated according to the presence of defined targets as well as their relative proximity and affinity to the "Switch", thereby allowing conditional activation of targets. The goal is the activation of a highly specific targeted immune response in a specific biological context.

TCEs are a powerful class of immuno-oncology therapies, but their clinical development has faced a range of challenges, such as high toxicity (such as cytokine release syndrome [CRS]) and limited specificity, particularly against solid tumors. By employing a multi-specific Switch-DARPin, Molecular Partners aims to increase the safety and potency of TCEs.

CD3 Switch-DARPin with CD2 Co-Stimulation


CD2
CD3
EpCAM
α-CD3 (mask)
MSLN
Immune co-stimulator
Immune engager
Switch-DARPin
Target localizer
CD2
CD3
MSLN
EpCAM
α-CD3 (mask)

Molecular Partners designed a logic-gated Switch-DARPin TCE to achieve conditional tumor-localized immune activation targeting MSLN and epithelial cell adhesion molecule (EpCAM), which are highly co-expressed in ovarian cancer and other solid tumors. The Switch-DARPin TCE is designed to unmask the CD3-engaging DARPin ("Switch" on) and to activate T cells only upon binding to both MSLN and EpCAM. Co-engagement of CD2 led to sustained T-cell activation and cytotoxic capacity, enabling the development of potent TCEs with an improved therapeutic

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window. In addition, this Switch-DARPin is half-life extended through a Fc domain, which broadens the Company's capabilities in half-life engineering modalities. The presented data provide further validation of Switch-DARPins and show that conditional T-cell activation with potent co-stimulation in solid tumors, but not in healthy tissues, is feasible.

Based on the encouraging pre-clinical data presented in Annual Meetings of AACR and The Society for Immunotherapy of Cancer (SITC) in April and November 2025, respectively, the Company intends to nominate a lead Switch-DARPin candidate for development in H1 2026 and will provide an update on the program at the AACR Annual Meeting in April 2026.

MP0621


α-HSA DARPin
α-CD16a DARPin
α-cKIT DARPin
α-cKIT
α-CD47 DARPin mask
α-CD47 DARPin
Half-life extender
Innate Immune Cell Engager
Block HSC/LSC stem cell maintenance and renewal
Switch-DARPin
Anti-CD47 blocking "do-not-eat-me" signal
α-HSA DARPin
α-CD16a DARPin
α-cKIT DARPin
α-cKIT
α-CD47 DARPin mask
α-CD47 DARPin

Molecular Partners' first Switch-DARPin program, MP0621, is designed to induce killing of hematopoietic stem cells (HSCs) as a next-generation conditioning regimen for HSC transplantation (HSCT). Pre-clinical proof-of-mechanism data were presented at the 2024 Annual Meetings of EHA and ASH. The blockade of CD47 exclusively on target cells allows MP0621 to enhance the efficacy of cKit-targeting, while reducing off-target effects seen with systemic anti-CD47 blockade. The currently available data for MP0621 suggests an application as a next-generation conditioning regime within gene therapy. As Molecular Partners' portfolio strategy prioritizes therapeutic candidates for oncology, MP0621 is being evaluated for partnering.

Legacy programs

Our continued expansion of our capabilities and those of our DARPin candidates is due in part to our deep clinical experience with DARPin programs, across all clinical development stages through to the registrational phase. Our work today is informed by the past development of abicipar, for the treatment of neovascular age-related macular degeneration (nAMD) and Diabetic Macular Edema (DME), and ensovibep, our trispecific candidate for COVID-19, as well as other programs. All programs showed activity and an acceptable safety profile in the clinic. These programs are no longer in active development.

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Corporate Sustainability At Molecular Partners, we are driven to develop treatments for patients suffering from serious diseases. Our core value as a company is to support our people and the patients we serve. We act as global citizens, committed to creating a healthier and more sustainable world. To help accomplish this, we have identified areas we are prioritizing within our sustainability strategy where we feel we can make the greatest positive impact: ◦ Board Oversight of ESG and Corporate Sustainability ◦ Human Capital Management and Diversity, Equity, and Inclusion ◦ Product Service and Safety ◦ Access to Medicine ◦ Business Ethics As we continue to make progress across these priorities, we maintain our long-standing commitment to ethical communication with all stakeholders. Board Oversight of ESG and Corporate Sustainability ◦ Corporate Sustainability is a theme in both our executive and Board practices. In 2021-2022, the responsibility for corporate sustainability responsibility was formally established at a Board level. The Finance and Audit Committee leads oversight of our ESG policies for the Board. To fully integrate our ESG strategy within our organization, we have created an ESG Circle of key internal stakeholders to ensure we are making progress across our priorities. ◦ Currently, we are focusing our ESG efforts in the five priority areas listed below: 24

Human capital management & Diversity, Equity, and Inclusion ◦ Molecular Partners offers generous benefits spanning health, wellness and retirement planning to its employees: ◦ We also provide flexible working arrangements so our employees can care for their growing families, aging parents and make time for their interests outside of work: ◦ We're committed to the growth of our team and offer training programs for our employees: ◦ Fostering diversity and inclusion is a key element of our recruitment process. To accomplish this objective, we have committed to: ◦ The Molecular Partners team is comprised of individuals who are committed to creating and maintaining a sustainable environment, which we are proud to support. Many of the employee engagement initiatives have a sustainable focus to ensure the team is working together to reduce our collective environmental impact: 25

◦ Molecular Partners engages with local non-profit organizations for the benefit of underprivileged people in our communities, for example through our collaboration with Life Science Cares Switzerland on the National Future Career Day (Zukunftstag in Switzerland). Data protection & cybersecurity ◦ The protection of our internal and patients’ data is a top strategic priority for Molecular Partners. We have implemented cutting edge IT systems and continually make technology upgrades to ensure the highest standard of data protection: Supply chain management ◦ Molecular Partners has a robust vendor qualification procedure in place to ensure that services are compliant with "Good x Practice" (GXP) requirements. Access to Medicine ◦ At Molecular Partners, we believe that beyond developing medicines for patient populations that have no other solutions, it is important to be able to provide these drugs globally. When previously partnered with Novartis to fight COVID-19, Molecular Partners agreed to waive future royalties from ensovibep in developing regions as part of our commitment to corporate social responsibility in a time of urgent global medical need. 26

Product quality & safety ◦ Molecular Partners has implemented processes to ensure the quality and the safety of our products for patients. ◦ Quality Management System is in place ensuring compliance with regulations, continuous training of personnel, and oversight of vendors. Business Ethics ◦ Molecular Partners follows a strict code of conduct that applies to every member of our team. All employees in the organization adhere to the policies below: * Privacy Policy * Corporate Code of Ethics & Conduct * Anti-Bribery & Corruption * Whistle Blower Policy * Human Rights and Modern Slavery Policy Board Diversity As per December 31, 2025, the board of directors included seven male directors and one female director. Two of our board members identify as underrepresented individuals in their home country jurisdiction. One of our board members identifies as LGBTQ+. 27

Corporate Governance Report

The information published in this report follows the SIX Swiss Exchange (SIX) Directive on Information relating to Corporate Governance (Directive on Corporate Governance, the DCG).

1. Group Organization and Shareholders

1.1 Group Structure

Molecular Partners AG (the Company) is a listed company located at Wagistrasse 14, 8952 Schlieren, Switzerland. The Company's registered shares are traded at the SIX Swiss Exchange under the valor symbol MOLN, valor number 25,637,909 and the ISIN CH0256379097.

Since June 2021, the Company has listed American Depositary Shares (ADSs) on the Nasdaq Global Selected Market under the ticker symbol "MOLN". Each ADS represents the right to receive one registered share of the Company and the ADSs may be evidenced by American Depositary Receipts (ADRs). The market capitalization of the Company as of December 31, 2025, was CHF 137 million.

The Company is the sole shareholder of the following non-listed subsidiary:

Company	Registered Office	Shares	Par Value
Molecular Partners Inc.	Cambridge, USA	10,000	USD 0.0001 per share

Molecular Partners Inc. which is primarily active within investor relations, business development and regulatory and the Company are hereafter referred to as the Group.

1.2 Significant Shareholders and Groups of Shareholders

On December 31, 2025 the most significant shareholders disclosed to the Company based on the most recent published shareholding notifications to the SIX Disclosure Office are:

Beneficial owner / Persons that can exercise the voting rights at their own discretion	Direct Shareholder	Shares Held[2]	% of Voting Rights[3]
Mark N. Lampert	**Biotechnology Value Funds[1]**	8,696,205	21.54%
Suvretta Capital Management, LLC	**Averill Master Fund, Ltd.**	4,284,806	10.62%
UBS Fund Management (Switzerland) AG		2,054,216	5.09%
Novartis AG	**Novartis Pharma AG**	1,739,130	4.31%

[1] "Biotechnology Value Funds" includes Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS, L.P., and MSI BVF SPV, LLC.

[2] This table presents the number of shares (including shares underlying ADS, if applicable) held on December 31, 2025 by the shareholders listed therein.

[3] Based on the share capital registered in the Swiss Commercial Register on December 31, 2025 (i.e. CHF 4,036,309.50, divided into 40,363,095 registered shares).

On December 31, 2025, no shareholder lock-up groups or other groups of shareholders were in place. The individual disclosure notifications of shareholders of the Company as published on the

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reporting platform of the SIX Disclosure Office can be found at https://www.ser-ag.com/en/ resources/notifications-market-participants/significant-shareholders.html#/. 1.3 Cross-shareholdings There are no cross-shareholdings of the Company that exceed 5% of the capital shareholdings or voting rights. 2. Capital Structure 2.1 Ordinary Share Capital On December 31, 2025, the issued share capital of the Company amounted to CHF 4,037,464.10 divided into 40,374,641 fully paid up registered shares with a par value of CHF 0.10 per share. The Company’s share capital (including treasury shares1) registered with the Swiss Commercial Register on December 31, 2025 amounted to CHF 4,036,309.50 divided into 40,363,095 fully paid up registered shares with a par value of CHF 0.10 per share.2 2.2 Capital Range On December 31, 20253, the Company had a capital range from CHF 3,672,010.70 (lower limit) to up to CHF 5,489,725.55 (upper limit). According to Article 3a of the articles of incorporation of the Company4 (the Articles), the Board of Directors is authorized to increase or reduce the share capital within the capital range once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until April 17, 2029 or until an earlier expiry of the capital range. The capital increase or reduction may be effected by issuing fully paid-in registered shares and cancelling registered shares, as applicable, or by increasing or reducing the par value of the existing shares within the limits of the capital range or by simultaneous reduction and re-increase of the share capital. In the event of a capital increase within the capital range, the Board of Directors is authorized, to the extent necessary, determine the issue price, the type of contribution (including cash contributions, contributions in kind, set-off and conversion of reserves or of profit carried forward into share capital), the date of issue, the conditions for the exercise of subscription rights and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors is entitled to permit, to restrict or to exclude the trade with subscription rights. It may permit the expiration of subscription rights that have not been duly exercised, or it may place such rights or shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company. The Board of Directors is authorized to withdraw or restrict shareholders' subscription rights in the event of an issue of shares and allocate such rights to third parties, the Company or any of its group 29 1 Please refer to note 12 of the IFRS Financial Statements. 2 As a result of the vesting of Performance Share Units (PSU) and Restricted Share Units (RSU) from the PSU and RSU plans for 2022, 2023 and 2024, the Company’s share capital increased (out of conditional capital) by CHF 1,154.60 from CHF 4,036,309.50 to CHF 4,037,464.10. This capital increase was registered with the Swiss Commercial Register on January 22, 2026. 3 On January 22, 2026, the upper limit of the capital range increased to CHF 5,490,880.15 and the lower limit increased to CHF 3,673,165.30 as a result of the share capital increase out of conditional share capital registered with the Commercial Register. 4 https://investors.molecularpartners.com/static-files/207a49c9-cd70-49ca-90e5-a198f5a367bd companies (i) for the acquisition of companies, parts of companies or participation, for the acquisition of products, intellectual property rights or licenses, for investment projects or for the financing or refinancing of such transactions through a placement of shares, (ii) for the purpose of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges, (iii) if the issue price of the new shares is determined by reference to the market price, (iv) for purposes of granting an over- allotment option (greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchasers or underwriters, (v) if a shareholder or a group of shareholders acting in concert have accumulated shareholdings in excess of 15% of the share capital registered in the Swiss Commercial Register without having submitted to all other shareholders a takeover offer recommended by the Board of Directors, (vi) for the defense of an actual, threatened or potential takeover bid, which the Board of Directors has not recommended to the shareholders to accept on the basis that, upon consultation with an independent financial adviser retained by it, the Board of Directors has not found the takeover bid to be financially fair to the shareholders, (vii) for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without the exclusion of the subscription rights of existing shareholders, or (viii) for the participation of members of the Board of Directors, members of the Executive Committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies. After a change of the par value, new shares shall be issued within the capital range with the same par value as the existing shares. If the share capital increases as a result of an increase from conditional capital pursuant to Article 3b and Article 3c of the Articles, the upper limit of the capital range shall increase in an amount corresponding to such increase in the share capital. In the event of a reduction of the share capital within the capital range, the Board of Directors shall determine, to the extent necessary, the use of the reduction amount. The Board of Directors may also use the reduction amount for the partial or full elimination of a share capital shortfall in the sense of article 653p of the Swiss Code of Obligations or may, in the sense of article 653q of the Swiss Code of Obligations, simultaneously reduce and increase the share capital to at least the previous amount. 2.3 Conditional Share Capital On December 31, 2025, the conditional share capital available as per Article 3b of the Articles5 (not taking into account the 11,546 registered shares already issued out of the conditional capital as of December 31, 2025 but not yet registered in the commercial register) amounted to CHF 363,419.00 divided into 3,634,190 registered shares with a par value of CHF 0.10 per share. This conditional share capital can be used for the direct or indirect issuance of shares, options or preemptive rights thereof granted to employees and members of the Board of Directors as well as to members of any advisory boards. For more details, please refer to Article 3b of the Articles. The conditional share capital of CHF 363,419.00 equates to approximately 9% of the existing share capital. In addition pursuant to Article 3c of the Articles, the share capital may be increased in an amount not to exceed CHF 226,087.00 by the issuing up to 2,260,870 fully paid up registered shares with a par value of CHF 0.10 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted to shareholders or third parties alone or in connection with bonds, notes, options, warrants or other securities or 30 5 https://investors.molecularpartners.com/static-files/207a49c9-cd70-49ca-90e5-a198f5a367bd contractual obligations by or of the Company. This conditional share capital of CHF 226,087.00 equates to approximately 6% of the existing share capital.

2.4 Changes to Capital Structure

The following changes in the capital structure have been made during the last three financial years:

After introduction of the Capital Range (please refer to section 2.2 above for more details):

On 31 Dec	Ordinary Share Capital in CHF	Capital Range Lower Limit in CHF (Article 3a)[2]	Capital Range Upper Limit in CHF (Article 3a)[2]	Conditional Share Capital in CHF (Article 3b)[2]	Conditional Share Capital in CHF (Article 3c)[2]
2025	4,037,464.10[1]	3,672,010.70	5,489,725.55	363,419.00[3]	226,087.00[3]
2024	4,036,309.50[4]	3,635,429.70	5,453,144.55	400,000.00	226,087.00

1 For more details, please refer to section 2.1 above.

2 https://investors.molecularpartners.com/static-files/207a49c9-cd70-49ca-90e5-a198f5a367bd

3 For more details, please refer to section 2.3 above.

4 On December 31, 2024, the issued share capital of the Company amounted to CHF 4,036,309.50 whereas the registered share capital amounted to CHF 3,999,728.50. The capital increase was registered with the Swiss Commercial Register on February 11, 2025.

Before the implementation of the Capital Range:

On 31 Dec	Ordinary Share Capital	Authorized Share Capital	Conditional Share Capital (Article 3b)[2]	Conditional Share Capital (Article 3c)[2]
2023	CHF 3,635,429.70[1]	CHF 457,316.20	CHF 105,337.20	CHF 226,087.00

1 On December 31, 2023, the issued share capital of the Company amounted to CHF 3,635,429.70 whereas the registered share capital amounted to CHF 3,604,470.60. The capital increase was registered with the Swiss Commercial Register on January 31, 2024.

2.5 Participation Certificates and Dividend-Right Certificates

The Company has not issued participation certificates nor dividend-right certificates.

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2.6 Convertible Bonds and Options The Company has no options and no convertible bonds outstanding. Details of the Restricted Share Units (each an RSU) and Performance Share Units (each a PSU) issued to members of the Board of Directors, the Management Board and other employees or consultants of the Company are set out in section 3.2.3 of the Compensation Report included in this Annual Report. 3. Shareholders' Participation 3.1 Shareholders' Voting Rights The Company has only one form of shares (registered shares), and each registered share grants one vote. Shareholders must be registered in the share register no later than within six (6) business days prior to the general meeting of shareholders in order to be entitled to vote. The Board of Directors approves the deadline for recording shareholders into the share register when it approves the invitation to the general meeting of shareholders. Except for the cases described under section 3.2 below, there are no voting rights restrictions limiting the shareholder's rights. 3.2 Limitation on Transferability of Shares and Nominee Registration Voting rights and appurtenant rights associated therewith may be exercised by a shareholder, a usufructuary of shares or a nominee only to the extent that such person is recorded in the share register as a shareholder with voting rights. The Company's shares are freely transferable, but an acquirer of shares will only upon request be recorded in the share register as a shareholder with voting rights, if such acquirer expressly declares to have acquired the shares in her/his own name and for her/his own account. Persons who do not declare to hold the shares for their own account (Nominees) may be recorded in the share register as shareholders with voting rights, if such Nominee (i) has entered into an agreement with the Company regarding the Nominee's position and (ii) is subject to a recognized banking or finance supervision. After hearing a registered shareholder, the Board of Directors may cancel the registration of such shareholder as a shareholder with voting rights in the share register with retroactive effect as of the date of registration, if such registration was made based on false or misleading information. The relevant shareholder shall be informed of the cancellation. In special cases, the Board of Directors may grant exemptions from the rule concerning Nominees. In 2025, no such exemption was granted. The limitations on the transferability of shares may be removed by an amendment of the Articles by a shareholders' resolution requiring the approval of at least 2/3 of the votes and the majority of the par value of shares, each as represented at the general meeting of shareholders. 3.3 Shareholders' Dividend Rights Since its inception, the Company has paid no dividends or other distributions and does not anticipate paying dividends or other distributions in the foreseeable future. 32

In order for the Company to declare and pay distributions, such distribution must be approved by shareholders holding a majority of the shares represented at the general meeting of shareholders. The Board of Directors may propose distributions in the form of an ordinary dividend or in the form of a distribution of cash or property that is based upon a reduction of the Company’s share capital as recorded in the Swiss Commercial Register. Ordinary dividends may only be paid if the Company has sufficient distributable profits from previous years or freely distributable reserves, in each case as presented on the balance sheet in the Molecular Partners AG Financial Statements prepared in accordance with the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). A distribution of cash or property that is based on a reduction of the Company’s share capital requires a special audit report confirming that the claims of the Company’s creditors remain fully covered by the Company’s assets despite the reduction in the share capital as recorded in the Swiss Commercial Register. 3.4 Shareholders' Participation Rights A shareholder may be represented at the general meeting of shareholders by the independent voting rights representative (unabhängiger Stimmrechtsvertreter) (by way of a written or electronic proxy), her/his legal representative or, by means of a written proxy, by any other proxy who need not be a shareholder. All shares held by one shareholder must be represented by only one representative. According to Article 10a of the Articles, the Board of Directors may also provide that the general meeting of shareholders will be held by electronic means without a venue. One or more shareholders whose combined shareholdings represent an aggregate par value of at least 0.5% of the share capital or votes may request that an item be included on the agenda of a general meeting of shareholders or that a proposal relating to an agenda item be included in the notice convening the general meeting of shareholders. Such inclusion must be requested in writing at least 45 calendar days prior to the meeting and shall specify the agenda item(s) and proposal(s) of such shareholder(s). The Articles do not contain provisions regarding the issuing of instructions to the independent voting rights representative (unabhängiger Stimmrechtsvertreter). 33

4. Board of Directors 4.1 Responsibilities, Organization and Working Methods The Articles6 provide that the Board of Directors shall consist of a minimum of three and a maximum of 11 members. On December 31, 2025, the Board of Directors consisted of eight members (including the chairman of the Board of Directors (the Chairman)). Members of the Board of Directors, including the Chairman, are appointed to, and removed from, the Board of Directors by a shareholders’ resolution. The essential roles and responsibilities of the Board of Directors, the Chairman and the standing Committees of the Board are defined by the Articles and the Organizational Rules7 (including Charters for the Nomination and Compensation Committee8, the Audit and Finance Committee9 as well as the Research and Development Committee10). The allocation of tasks within the Board of Directors is determined following the annual general meeting of shareholders (Annual General Meeting) in accordance with the Articles and the Organizational Rules. The Board of Directors is entrusted with the ultimate direction of the Company’s business and the supervision of the persons entrusted with the Company’s management. The Board of Directors represents the Company towards third parties and manages all matters which have not been delegated to another body of the Company by law, the Articles or by other regulations. The Board of Directors may elect from its members a vice-chairman (the Vice-Chairman), and shall also appoint a secretary (the Secretary) who does not need to be a member of the Board of Directors. Should the Chairman be temporarily unable or unavailable to exercise her/his functions they shall be assumed by the Vice-Chairman. Resolutions of the Board of Directors are passed by way of the majority of the votes cast. In the case of a tie, the acting Chairman has the deciding vote. Subject to the exemptions set forth below, to validly pass a resolution, a majority of the members of the Board of Directors must attend the meeting or be present by telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. The Chairman may seek a resolution in writing or electronically, provided that no member of the Board of Directors requests an oral deliberation. No attendance quorum is required for confirming resolutions and for amendments of the Articles in connection with (i) capital increases or (ii) a change in the currency of the share capital. The Chairman or, should she/he be unable to do so, the Vice-Chairperson or any other member of the Board of Directors shall convene meetings of the Board of Directors if and when the need arises or whenever a member indicating the reasons so requests in writing or via email or another form of electronic communication. Meetings may also be held by telephone or video conference. Notice of meetings shall be given at least 10 days prior to the meeting (but may be held on appropriate shorter notice in urgent cases) and shall include the agenda. The agenda of the meetings of the Board of Directors shall be determined by the Chairman. Each member may request an item to be put on the agenda. The Board of Directors meets at least on a quarterly basis. In 2025, the Board of Directors met two times in person, and in addition conducted six meetings by telephone conference and adopted three circular resolutions. The vast majority of the members was present at each meeting. Depending on the topics, further participants from the Management Board, the auditors or other individuals of the Company were invited. The physical meetings lasted approximately four hours, telephone conference meetings for approximately two and a half hours. The Board of Directors also held ad hoc meetings or telephone conferences to discuss specific issues, when the situation so 34 6 https://investors.molecularpartners.com/static-files/207a49c9-cd70-49ca-90e5-a198f5a367bd 7 https://investors.molecularpartners.com/~/media/Files/M/Molecular-Partners/articles/20200429-organizational-rules.pdf 8 http://investors.molecularpartners.com/~/media/Files/M/Molecular-Partners/articles/charter-of-the-compensation- committee-20141003.pdf 9 http://investors.molecularpartners.com/~/media/Files/M/Molecular-Partners/articles/charter-of-the-audit- committee-20141003.pdf 10 http://investors.molecularpartners.com/~/media/Files/M/Molecular-Partners/articles/20190205-charter-research-and- development-committee.pdf required. In addition, members of the Management Boards had multiple meetings or telephone conferences with members of the Board of Directors. The Management Board reports on, and the Board of Directors then takes decisions on, relevant matters, except when the Board of Directors has delegated specific decisions to any of its committees.11 If the Management Board presents its report to a committee of the Board of Directors, the committee takes a preliminary decision, which is reported by the committee together with details of the matter to the entire Board of Directors, which then takes the final decision. In accordance with Swiss law, the Articles and the Organizational Rules12, the Board of Directors has delegated the Company’s management to the chief executive officer of the Company (the CEO). 4.2 Information and Control Instruments Vis-à-vis the Management Board The Board of Directors receives regular reports from the Management Board regarding the financial and business situation of the Company as required by the situation, but at least on a quarterly basis. In addition, the Audit and Finance Committee receives, and the Board of Directors reviews and approves prior to their release to the public, reports from the Management Board on the semi- annual and annual financial results. A system of internal control has been put in place that is designed to (i) safeguard the assets and income of the Company, (ii) assure the integrity of Company’s financial statements and (iii) maintain compliance with the Company’s ethical standards, policies, plans and procedures, as well as with applicable laws and regulations. The design and implementation of this system of internal control is assessed by the Audit and Finance Committee. The Audit and Finance Committee receives and reviews the Molecular Partners AG Financial Statements and the IFRS Consolidated Financial Statements as well as the reports prepared by the external auditor, which include audit findings and recommendations, any material audit adjustments, material changes of accounting policies, methods applied to account for significant and / or unusual transactions, serious difficulties (if any) encountered in dealing with the Management Board during the performance of the audit, subsequent events, as well as any findings or observations related to internal controls over financial reporting. The Audit and Finance Committee discusses these matters with the senior vice president finance (SVP Finance) as principal financial officer of the Company and the CEO and, should the occasion warrant, with the external auditor. The chairperson of the Audit and Finance Committee reports to and updates the Board of Directors at the next Board of Directors' meeting on the activities and decisions of the Audit and Finance Committee as well as on the considerations which led to such decisions. Important findings arising from the Audit and Finance Committee's activities, which are urgent and should be immediately known to the Chairman, are reported to the Chairman by the chairperson of the Audit and Finance Committee. Upon request of the Chairman, the chairperson of the Audit and Finance Committee shall report on any other relevant matters. 4.3 Elections and Term of Office The shareholders elect the members of the Board of Directors and the Chairman individually at a general meeting of shareholders for a term of office extending until completion of the next ordinary general meeting of shareholders. Members of the Board of Directors may be re-elected. 35 11 Please refer to section 4.6 of this Corporate Governance Report for more details on areas of responsibilities of each committee of the Board of Directors. 12 For more details on the powers and duties of the CEO, please refer to section 15 of the Organizational Rules available under the following link: https://investors.molecularpartners.com/~/media/Files/M/Molecular-Partners/articles/20200429-organizational-rules.pdf

4.4 Members The following table sets forth the name, nationality, function and committee membership of each member of the Board of Directors on December 31, 2025, followed by a short description of each member’s birth year, business experience, education and activities. Name Nationality Function Committee Membership(s) First elected End current period William M. Burns British Chairman Nomination and Compensation Committee (Chair) 2017 2026 Agnete Fredriksen, Ph.D. Norwegian Member Research and Development Committee Audit and Finance Committee 2021 2026 Dominik Höchli, M.D. Swiss Member Audit and Finance Committee Research & Development Committee 2021 2026 Steven H. Holtzman U.S. Member Audit and Finance Committee Nomination and Compensation Committee 2014 2026 Sandip Kapadia U.S. Member Audit and Finance Committee (Chair) 2020 2026 Vito J. Palombella, Ph.D. U.S. Member Research and Development Committee 2020 2026 Michael Vasconcelles, M.D. U.S. Member Research and Development Committee (Chair) Nomination and Compensation Committee 2020 2026 Patrick Amstutz, Ph.D. Swiss Member - 2017 2026 On December 31, 2025, except for Patrick Amstutz, CEO, all members of the Board of Directors are non-executive. None of the members of the Board of Directors has any significant business connections with the Company or was a member of the Management Board (neither of the Company nor of one of its subsidiaries) except for Patrick Amstutz who has been a member of the Management Board since its inception. No changes occurred in the membership of the Board of Directors during 2025. The business address of the Board of Directors is Wagistrasse 14, 8952 Schlieren, Switzerland. 36

William M. Burns, born in 1947 William “Bill “Burns is the Chairman of the Board of Directors of Molecular Partners. His professional career has been spent in the life sciences sector. His career in Roche took him to CEO of the Pharma Division and to the boards of directors of Genentech and Chugai. From 2010 to 2014 he also served as a non-executive director of F Hoffmann La Roche. He is currently chair of Vestergaard sarl, vice chair of Mesoblast in Australia and is a fellow of the Institute of Cancer Research in London. Mr. Burns is also chair of the AMR Action Fund charged by the Pharma industry to support the registration of 2 to 4 new antibiotics this decade. He also serves on a Cancer Advisory board to the Universities of Aachen/Bonn/Cologne and Dusseldorf. Mr. Burns holds an honors degree in economics from the University of Strathclyde, Glasgow, Scotland. Agnete Fredriksen, Ph.D., born in 1977 Agnete Fredriksen, Ph.D., is a co-founder, chief scientific officer and business development of Nykode Therapeutics AS (formerly Vaccibody AS) since April 2024. Before, she was chief business officer from August 2022 to March 2024, chief innovation and strategy officer June 2021 to July 2022 and president and chief scientific officer from 2017 to June 2021. Nykode Therapeutics is a clinical-stage biopharmaceutical company dedicated to the discovery and development of novel immunotherapies for cancer, autoimmune and infectious diseases. Prior to founding Vaccibody, Dr. Fredriksen previously held research roles at Affitech AS, a private technology transfer company, and Medinnova AS, a technology transfer company. She is the author of numerous scientific papers in the field of immunology, immunotherapy and vaccines, and has been awarded several patents in the field of immunotherapy. She holds an MSc and a Ph.D. from the Institute of Immunology, Rikshospitalet Medical Center in Oslo, Norway. Dominik Höchli, M.D., born in 1967 Dominik Höchli has more than 20 years of experience as a marketing and medical affairs executive. Since spring 2021 he is the CEO of Catapult Therapeutics, a clinical stage biotech company in the Netherlands. Previously he worked at AbbVie as Vice President, Head of Global Medical Affairs and member of the R&D and the Commercial leadership team. He led global product launches for major blockbuster products, including HUMIRA, Maviret, Venetoclax and Skyrizi, and his leadership experience ranges from smaller country organizations to large global functions. He began his corporate career at McKinsey & Co. Mr. Höchli is a Swiss national and obtained his medical degree (M.D.) from the University of Bern in Switzerland. 37

Steven H. Holtzman, born in 1954 Steven H. Holtzman has served as member of the board of directors of, and strategic business advisor to, CAMP4 Therapeutics Corporation, a public biopharmaceutical company, since October 2019, executive chair of the board of directors of, and a strategic business advisor to, Qihan Biotech, a private biopharmaceutical company, since April 2019, and as executive chair of the board of directors of Manifold Bio, a private biopharmaceutical company, since January 2024. From July 2016 to January 2020, Mr. Holtzman was the first President and CEO and a member of the board of directors of Decibel Therapeutics, Inc., a public biopharmaceutical company. From January 2011 to March 2016, he served as the executive vice president of Corporate Development at Biogen, Inc., a public biopharmaceutical company. From 2001 to 2010, he served as a founder, chair of the board of directors, and CEO of Infinity Pharmaceuticals, Inc., a public biopharmaceutical company. Additionally, Mr. Holtzman was chief business officer of Millennium Pharmaceuticals, Inc., a public biopharmaceutical company, from May 1994 to June 2001, and a founder, member of the board of directors, and executive vice president of DNX Corporation, a public biopharmaceutical company, from August 1986 to March 1994. He is a trustee of the Berklee College of Music and a senior fellow at the Belfer Center for Science and International Affairs at the Harvard Kennedy School. He received his B.A. in Philosophy from Michigan State University and his B.Phil. in Philosophy from Corpus Christi College, Oxford University, which he attended as a Rhodes Scholar. Sandip Kapadia, born in 1970 Sandip Kapadia brings over 25 years of science industry experience and has served as the chief financial officer (CFO) for Harmony Biosciences since March 2021. Previously Mr. Kapadia was CFO for Intercept Pharmaceuticals. Before Intercept, Mr. Kapadia served in various leadership capacities within finance for more than 19 years at Novartis International AG and Novartis affiliates in the United Kingdom, Netherlands, Switzerland and the US. Mr. Kapadia received a B.S. in Accounting from Montclair State University and an M.B.A. from Rutgers University, and is also a US Certified Public Accountant. Mr. Kapadia currently serves on the board of directors of Passage Bio and Alentis Therapeutics, and previously on the board of directors of VectivBio AG and Therachon AG. 38

Vito J. Palombella, Ph.D., born in 1962 Dr. Vito J. Palombella, Ph.D. has 30 years of scientific leadership and experience advancing first-in-class therapeutic programs, as well as a successful track record of building drug discovery and development organizations. Currently, Dr. Palombella is the chief scientific officer of TRIANA Biomedicines, where he is leading the company’s drug discovery, non-clinical development, and translational research efforts. Prior to joining TRIANA Biomedicines, Dr. Palombella was chief scientific officer at Surface Oncology from January 2016 to August 2023 where he was responsible for drug discovery and preclinical development. Prior to that he was executive vice president and chief scientific officer from May 2010 to January 2016, and vice president, biology/research, from 2004 to 2010, at Infinity Pharmaceuticals. Prior to that, he was director of molecular biology and protein chemistry at Syntonix Pharmaceuticals, and senior director of cell and molecular biology at Millennium Pharmaceuticals and held a number of positions at LeukoSite and ProScript. Dr. Palombella was involved in the discovery and development of bortezomib (Velcade®), a proteasome inhibitor, and duvelisib (Copiktra®), a PI3K-delta/gamma inhibitor, both for cancer therapy. Dr. Palombella earned his bachelor’s degree in microbiology from Rutgers University and a master’s degree and doctorate degree in viral oncology and immunology from the New York University Medical Center and completed his post-doctoral training at Harvard University. Michael Vasconcelles, M.D., born in 1963 Dr. Michael Vasconcelles, M.D., currently serves as head of research and development at Day One BioPharmaceuticals since June 2025. Previously, he was executive vice president, Research, Development, and Medical Affairs at Immunogen from December 2022 until its acquisition by AbbVie in February 2024. Prior to Immunogen, he was the chief medical officer and head of the Medical and Scientific Organization at Flatiron Health, a healthcare technology and services company focused on creating digital solutions to accelerate cancer research and improve patient care, from August 2019 to August 2022. Prior to joining Flatiron Health, Dr. Vasconcelles served as the chief medical officer of Unum Therapeutics Inc. (Unum) from 2015 to 2019, a Cambridge, MA-based cell and gene therapy company. Prior to Unum, Dr. Vasconcelles spent several years at Takeda/ Millennium, where he was senior vice president, head of the Oncology Therapy Area Unit and member of the R&D Executive Team, accountable for strategic and operational oversight of the oncology research and development portfolio globally. Prior to Takeda/Millennium, Dr. Vasconcelles was group vice president and the Global Therapeutic Area Head, Transplant and Oncology, at Genzyme Corporation, where he was responsible for clinical development of the transplant and oncology portfolio and a member of the Transplant and Oncology Business Unit Management Team. Following Sanofi’s acquisition of Genzyme, Dr. Vasconcelles joined Sanofi Oncology as head, Personalized Medicine and Companion Diagnostics. From 1996 to 2021, Dr. Vasconcelles was a faculty member of the Harvard Medical School and an associate physician at Brigham and Women’s Hospital and Dana- Farber Cancer Institute. Dr. Vasconcelles has served on the board of directors of Kura Oncology, Inc. since September 2024. He received both his B.A. and M.D. from Northwestern University. 39

Patrick Amstutz, Ph.D., born in 1975 Patrick Amstutz, Ph.D., has been CEO of Molecular Partners since November 2016. He co-founded Molecular Partners and has been a member of the Company’s management team since its inception in 2004, also holding the positions of CBO and COO. In those roles, Patrick was responsible for business development, alliance management and research and development operations. He has established a wide range of commercial collaborations and licensed several key technologies. In 2022, Patrick was elected President of the Swiss Biotech Association. Patrick holds a Master of Science from the ETH Zurich and a Ph.D. in molecular biology from the University of Zurich. As CEO of the Company, Patrick Amstutz is not member of any committees of the Board of Directors of the Company. 4.5 Rules Regarding Mandates in the Articles According to Article 33 of the Articles13, the number of additional mandates is limited to 15 mandates of which no more than 4 may be in listed companies for each member of the Board of Directors. Mandates shall mean mandates in comparable functions at other enterprises with an economic purpose. Mandates in different legal entities that are under joint control or same beneficial ownership are deemed to be one mandate. Mandates in associations, charitable organizations, family trusts and foundations relating to post-retirement benefits are not subject to the above limitations. No member of the Board of Directors shall hold more than 10 of such mandates. Except as listed in section 4.4 above, none of the members of the Board of Directors holds any position of relevance under the aspect of corporate governance in any: a. governing or supervisory bodies of important Swiss or foreign organizations, institutions or foundations under private and public law; b. permanent management or consultancy function for important Swiss or foreign interest groups; or c. official functions or political posts. 40 13 https://investors.molecularpartners.com/static-files/207a49c9-cd70-49ca-90e5-a198f5a367bd

4.6 Board Committees The Board of Directors has established an Audit and Finance Committee, a Nomination and Compensation Committee and a Research and Development Committee. The duties and objectives of these board committees are set forth in the Articles, the Charter of the Audit and Finance Committee14, the Charter of the Nomination and Compensation Committee15 and the Charter of the Research and Development Committee16. 4.6.1 Audit and Finance Committee The chairperson and the other members of the Audit and Finance Committee are appointed by the Board of Directors for a term of office extending until completing of the next ordinary general meeting of shareholders. Members of the Audit and Finance Committee may be re-elected . The function of the Audit and Finance Committee is to make an independent assessment of the quality of the financial statements and of the internal control system of the Company. The Audit and Finance Committee assists the Board of Directors in overseeing the Company’s accounting and financial reporting process, and shall have direct responsibility for the appointment of external auditors (subject to the election of the Company’s statutory auditors by the general meeting of shareholders) and the compensation, retention and oversight of the work of external auditors. In particular, the Audit and Finance Committee17 has the following responsibilities: • assessing the quality and effectiveness of the external audit; • assessing the quality of the internal control system, including risk management and the efficiency and state of compliance and monitoring with applicable norms within the Company; • reviewing the Company's financial statements and the Group's consolidated financial statements as well as all reporting prepared by the external auditor, and discuss the results of its review with the SVP Finance/CEO and, separately, with the head of the external audit; • deciding whether the year-end Company's financial statements and the Group's consolidated financial statements be recommended to the Board of Directors for presentation to the general shareholders’ meeting; • assessing the performance and the fees charged by the external auditors and ascertain their independence; • annually reviewing written disclosures from the external auditors delineating all relationships between the external auditors and the Company and take appropriate action to oversee the independence of the external auditors; • reviewing the scope of the prospective external audit, the estimated fees thereof and any other matters pertaining to such audit; • approving the annual engagement letter of external auditor, including the scope of the audit and the fees and terms for the planned audit works; • pre-approving all audit, review or attest services and permitted non-audit services by the external auditors and establishing policies as deemed appropriate for such services; 41 14 https://investors.molecularpartners.com/static-files/207a49c9-cd70-49ca-90e5-a198f5a367bd 15 http://investors.molecularpartners.com/~/media/Files/M/Molecular-Partners/articles/charter-of-the-compensation- committee-20141003.pdf 16 http://investors.molecularpartners.com/~/media/Files/M/Molecular-Partners/articles/20190205-charter-research-and- development-committee.pdf 17 As a rule, the Audit and Finance Committee has the power to take decisions. The approval of the internal control system and the approval of the Molecular Partners AG Financial Statements as well as of the IFRS Consolidated Financial Statements remains subject to the decision of the entire Board of Directors.

• taking notice of all comments from the external auditors on accounting procedures and systems of control; • reviewing with the external auditors and/or the SVP Finance / CEO any questions, comments or suggestions they may have regarding the internal control, risk management, accounting practices and procedures of the Company and its subsidiary; • supporting the Board of Directors in preparing the decision on appointment and/or removal of the external auditors of the Company; • discussing with the Management Board any legal matters that may have a material impact on the Company's financial statements and any material reports or inquiries from regulatory or governmental agencies which could materially impact the Company's contingent liabilities and risks; • reviewing with the Management Board and the external auditors, as appropriate, the Company’s MD&A disclosures or otherwise discussing the Company's financial results in offering materials to be filed with the SEC; • annually reviewing and discussing with the Management Board the Management Board’s report in relation to internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; • reviewing and approving in advance any transaction that could be within the scope of a related party transaction; • establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and regularly reviewing levels of new and pending cases of such submissions; • supporting the Board of Directors with regard to the financial planning as well as the principles of accounting and financial control; • evaluating management’s principles and proposals for, and formulate recommendations to the board of directors in regard to financial planning (capital structure, management of resources, inter-company financing), dividend policy and capital market relations; • reviewing proposed concepts of financial objectives such as costs of capital, enhancement of shareholders’ value, Company objectives, project objectives (capital expenditures and M&A); • reviewing finance policy and operations in treasury, controlling, insurance, taxes and investment and acquisitions; and • overseeing the Company's approach to ESG topics and sustainability and review the Company's ESG framework and its implementation. The Audit and Finance Committee holds meetings as often as required, but in any event at least twice a calendar year. In 2025, the Audit and Finance Committee held six meetings of approximately one hour and a half each. The meetings are convened by the chairperson of the Audit and Finance Committee on her/his own initiative or on the initiative of a member of the Audit and Finance Committee. In 2025, the Audit and Finance Committee met with the external auditor four times. On December 31, 2025, the Audit and Finance Committee consisted of Sandip Kapadia (chairperson), Dominik Höchli, Agnete Frederiksen and Steven Holtzman. 42

4.6.2 Nomination and Compensation Committee The Nomination and Compensation Committee supports the Board of Directors in establishing and reviewing the compensation strategy and guidelines as well as in preparing the compensation plans and proposals to the general meeting of shareholders regarding the compensation of the Board of Directors and of the Management Board. The Nomination and Compensation Committee administers the compensation plans and submits proposals to the Board of Directors for performance metrics, target values and other compensation-related matters. Following a meeting of the Nomination and Compensation Committee, the chairperson of the Nomination and Compensation Committee reports to, and updates the Board of Directors at the next Board of Directors' meeting on the Nomination and Compensation Committee's activities, decisions taken and considerations which led to such decisions. Important findings arising from the Nomination and Compensation Committee's activities, which are urgent and should be known to the Chairman, must be immediately reported to the Chairman by the chairperson of the Nomination and Compensation Committee. Upon request of the Chairman, the chairperson of the Nomination and Compensation Committee shall report on any other relevant matters. Please refer to section 2.2 of the Compensation Report included in this Annual Report for an overview of the tasks of the Nomination and Compensation Committee regarding compensation and the items which remain subject to the approval of the entire Board of Directors. The members of the Nomination and Compensation Committee are appointed by the annual general meeting of shareholders for a term of office until completion of the next Annual General Meeting, whereby re-election is possible. The Nomination and Compensation Committee consists of no less than two members. The Nomination and Compensation Committee constitutes itself subject to the powers of the general meeting of shareholders and the Board of Directors. The Board of Directors elects the chairperson of the Nomination and Compensation Committee. In case of vacancies on the Nomination and Compensation Committee, the Board of Directors appoints substitutes from its members for a term of office until completion of the next Annual General Meeting. The Nomination and Compensation Committee holds meetings as often as required, but in any event at least twice a year. In 2025, four meetings of the Nomination and Compensation Committee took place. The meetings lasted on average for one hour and a half. The meetings are convened by the chairperson of the Nomination and Compensation Committee on her/his own initiative or on the initiative of a member of the Nomination and Compensation Committee. The chairperson of the Nomination and Compensation Committee reports to, and updates the Board of Directors at the next meeting of the Board of Directors on the recent Nomination and Compensation Committee’s activities. On December 31, 2025, the Nomination and Compensation Committee consisted of William M. Burns (chairperson), Steven Holtzman and Michael Vasconcelles. 43

4.6.3 Research and Development Committee The Research and Development Committee provides (i) strategic advice and brings recommendations to the Management Board and the Board of Directors regarding current and planned research and development programs, (ii) strategic advice to the Board of Directors regarding emerging science and technology issues and trends and (iii) a review of the effectiveness and competitiveness of the research and development function. The Research and Development Committee is only acting in an advisory role. The members of the Research and Development Committee are elected by the Board of Directors for a term of office until completion of the next Annual General Meeting. The Board of Directors may remove or replace individual members at any time. A majority of the members should have a scientific background. The Research and Development Committee shall consist of no less than two members of the Board of Directors. All members may be re-elected. The Research and Development Committee holds meetings as often as required, but in any event at least twice a year. In 2025, six meetings of the Research and Development Committee took place and lasted on average for two hours. The meetings are convened by the chairperson of the Research and Development Committee on her/his own initiative or upon the initiative of a member of the Research and Development Committee. The chairperson of the Research and Development Committee reports to, and updates the Board of Directors at the next meeting of the Board of Directors on the recent Research and Development Committee’s activities. The Research and Development Committee invited from time to time internal experts or external consultants who joined part of the committee meeting. On December 31, 2025, the Research and Development Committee consisted of Michael Vasconcelles (chairperson), Agnete Fredriksen, Dominik Höchli and Vito Palombella. 4.7 Compensation of Board of Directors, Loan and Credit Facilities and Shareholdings Information about the compensation of the Board of Directors, including compensation related rules in the Articles on the principles applicable to performance-related pay and to the allocation of equity securities, conversion rights, and rules in the Articles on loans, credit facilities and post- employment benefits as well as on the vote on pay at the general meeting of shareholders can be found in sections 2.4 and 4 of the Compensation Report included in this Annual Report. Information about shareholdings of the members of the Board of Directors can be found in note 5 of the Compensation Report. 44

5. Management Board

5.1 Responsibilities and Organization

In accordance with Swiss law, the Articles[18] and the Organizational Rules[19], and subject to non-delegatable matters and inalienable duties of the Board of Directors by Swiss law, the Articles and/or the Organizational Rules, the Board of Directors has delegated the executive management of the Company to the CEO, who is supported by the other members of the Management Board.

Under the control of the Board of Directors, the CEO, together with the other members of the Management Board, conducts the operational management of the Company pursuant to the Organizational Rules and provides reports to the Board of Directors on a regular basis.

5.2 Election

The members of the Management Board are appointed by the Board of Directors.

5.3 Members

The following table sets forth the name, nationality and function of each member of the Management Board on December 31, 2025, followed by a short description of each member's birth year, business experience, education and activities.

Name	Nationality	Appointed	Function
Dr. Patrick Amstutz	Swiss	2016	Chief Executive Officer (from 2014 to 2016 Chief Operating Officer, from 2006 to 2014 Chief Business Officer)
Renate Gloggner	Swiss	2022	EVP People and Community
Dr. Philippe Legenne	French	2024	Chief Medical Officer
Dr. Martin Steegmaier	German	2025	Chief Scientific Officer
Dr. Michael Tobias Stumpp	Swiss	2022	EVP Projects (from 2018 to 2022 Chief Operating Officer, from 2006 to 2018 Chief Scientific Officer)
Alexander Zürcher	Swiss	2022	Chief Operating Officer

The business address of all members of the Management Board is Wagistrasse 14, 8952 Schlieren, Switzerland.



Patrick Amstutz Ph.D., born in 1975

Patrick Amstutz, Ph.D., has been CEO of Molecular Partners since November 2016. He co-founded Molecular Partners and has been a member of the Company's management team since its inception in 2004, also holding the positions of CBO and COO. In those roles, Patrick was responsible for business development, alliance management and research and development operations. He has established a wide range of commercial collaborations and licensed several key technologies. In 2022, Patrick was elected President of the Board of Directors of the Swiss Biotech Association. Patrick holds a Master of Science from the ETH Zurich and a Ph.D. in molecular biology from the University of Zurich.

[18] https://investors.molecularpartners.com/static-files/207a49c9-cd70-49ca-90e5-a198f5a367bd
[19] https://investors.molecularpartners.com/static-files/997f2ae1-95f1-4c6d-bb53-c881d2f15b11

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Renate Gloggner, born in 1970 Renate Gloggner is EVP People and Community and a member of the Management Board of Molecular Partners. She joined the Company in October 2021. Prior to joining Molecular Partners, Renate held European and International Human Resource leadership positions at two US companies, Global Blood Therapeutics and Tesaro Bio. In both companies, she built strong teams with an engaging culture in the European headquarter as well as in several European countries, allowing these teams to successfully gain market access and launch products. Renate began her career in biotech at Biogen and Amgen working in a variety of HR roles in the international headquarter as well as in country roles. She holds an MBA from the University of Bern, Switzerland and an executive coaching degree from the University of the West of England, Bristol. Philippe Legenne, M.D., born in 1965 Philippe Legenne, M.D., serves as Chief Medical Officer of Molecular Partners since September 2024 and prior as acting Chief Medical Officer from September 2023 to August 2024. He is also a member of the Management Board of Molecular Partners. Prior to this role, he served as VP Global Clinical Development and External Scientific Relations, where he oversaw global clinical development strategy and implementation of Molecular Partners’ portfolio, with a main focus in hemotology and immuno-oncology. Prior to joining Molecular Partners, Philippe served as executive medical director at Amgen from April 2016 to September 2019, where he served as the oncology-hematology and Biosimilars TA head. Philippe holds an MBA from the ESSEC Business School and an M.D. from the Faculté de Médecine de Lille. Martin Steegmaier, Ph.D., born in 1965 Martin Steegmaier, Ph.D., is Chief Scientific Officer and member of the Management Board since October 2025. Prior to joining Molecular Partners, he was Chief Scientific Officer of SOTIO Biotech, where he led the development of a broad pipeline of oncology programs. Martin has extensive experience from senior roles at major biotech and pharma companies. These include head of Research at MorphoSys, focusing on the development of antibody-based therapeutics in immuno-oncology and hematology-oncology, and positions in pharma partnering and oncology disease areas at Roche and Boehringer Ingelheim. Martin graduated from the Northern Arizona University and holds a Ph.D. in biochemistry from the University of Basel and an MBA from the Edinburgh Business School. Michael Tobias Stumpp Ph.D., born in 1972 Michael Tobias Stumpp, Ph.D., is EVP Projects and a member of the Management Board of Molecular Partners. Michael is a co-founder of Molecular Partners and was part of the team that invented the DARPin technology. Michael previously served as Chief Scientific Officer of Molecular Partners, in which capacity he oversaw development of the DARPin pipeline. He started his scientific career at the ETH Zurich and then progressed to the Imperial College London and the Tokyo Institute of Technology. Michael has published his research in many international, peer-reviewed scientific journals and presented his findings at numerous congresses. 46

Alexander Zürcher, born in 1975 Alexander Zürcher is Chief Operating Officer and a member of the Management Board of Molecular Partners since 2022. Prior to this role, he served as SVP of Development, where he oversaw project and portfolio management, manufacturing, pharmacology, and quality assurance activities. Alexander has also previously been VP Operations and Director of CMC. He has more than 20 years of industry experience, with prior work in drug development as Director of Drug Product Development at Cytos Biotechnology and Head of R&D Operations at Spirig Pharma. Alexander holds a M.Sc. degree in Biology from the University of Basel, as well as a Certificate of Advanced Studies in Business Management from the University of Zurich. 5.4 Rules Regarding Mandates in the Articles According to Article 33 of the Articles20, the number of additional mandates is limited to 5 mandates of which no more than 1 may be in a listed company for each member of the Management Board. Mandates shall mean mandates in comparable functions at other enterprises with an economic purpose. Each mandate is subject to the approval by the Chairperson of the Board of Directors. Members of the Management Board are not allowed to hold chairs of the board of directors of other listed companies. Mandates in different legal entities that are under joint control or same beneficial ownership are deemed to be one mandate. Mandates in associations, charitable organizations, family trusts and/or foundations relating to post-retirement benefits are not subject to the above limitations. No member of the Management Board shall hold more than 10 of such mandates. Apart from section 5.3 above, none of the members of the Management Board holds any position of relevance under the aspect of corporate governance in any: a. governing or supervisory bodies of important Swiss or foreign organizations, institutions or foundations under private and public law; b. permanent management or consultancy functions for important Swiss or foreign interest groups; or c. official functions or political posts. 5.5 Compensation of Management Board and Shareholdings Information about the compensation of the Management Board, including compensation related rules in the Articles on the principles applicable to performance-related pay and to the allocation of equity securities, conversion rights, as well as the additional amount for payments to members of the executive committee appointed after the vote on pay at the general meeting of shareholders, and rules in the Articles on loans, credit facilities and post-employment benefits as well as on the vote on pay at the general meeting of shareholders, can be found in sections 2.4, 4.2 and 4.3 of the Compensation Report included in this Annual Report. Information about shareholdings of the members of the Management Board can be found in note 5 of the Compensation Report. 5.6 Management Contracts The Company may enter into employment agreements with the members of the Management Board for a fixed term or for an indefinite term. The duration of fixed term agreements may not exceed one year. A renewal of a fixed term agreement is permissible. Agreements for an indefinite term may have a termination notice period of a maximum of one year. Finally, the Company may enter into non-competition agreements with members of the Management Board for the period 47 20 https://investors.molecularpartners.com/static-files/207a49c9-cd70-49ca-90e5-a198f5a367bd after the termination of the employment agreement. The duration of any such post-contractual non-competition undertaking must not exceed two years and the consideration to be paid for such non-competition undertaking must not exceed the sum of the total annual compensation of the respective member of the Management Board last paid and in no event exceed the average of the compensation of the last three financial years. On December 31, 2025, all six members of the Management Board held employment agreements with an indefinite term. There are no management contracts in place between the Company and companies not belonging to the Group. 6. Employee Participation Programs In order to align its employees' interests with those of the Company, the Company operates long and short term incentive plans which are linked to the Company's shares. A more detailed description of these incentive plans can be found in section 3.2 of the Compensation Report included in this Annual Report. 7. Duty to Make a Public Tender Offer The Articles do not contain any provisions raising the threshold (opting-up) or waiving the duty (opting-out) to make a public tender offer pursuant to articles 125 and 135 of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading (Financial Market Infrastructure Act, FMIA). 8. Clauses on Change of Control As of 2015, the Company had in place two long-term incentive plans (each an LTI). Under the Performance Share Plan, the Company may grant Performance Share Units (each a PSU) to members of the Management Board, other employees as well as consultants. In the event of a "change of control" of the Company, all PSUs, in respect of which the vesting date has not occurred by the date of the change of control yet, will immediately vest. Under the Restricted Share Plan, the Company may grant Restricted Share Units (each an RSU) to members of the Board of Directors and selected consultants. In the event of a "change of control" of the Company, all RSUs, in respect of which the vesting date has not occurred by the date of the change of control yet, will vest immediately. No other change of control provisions exist for the benefit of members of the Board of Directors or of the Management Board. 9. Auditor 9.1 Auditor The Company’s statutory auditor is KPMG AG, Badenerstrasse 172, 8036 Zurich, Switzerland. The shareholders of the Company must appoint the auditor on an annual basis at the general meeting of shareholders. 9.2 Duration of the Mandate and Term of Office of the Auditor in Charge KPMG AG assumed its auditing mandate in 2009. The auditor in charge and responsible for the mandate, Simon Studer began serving in this function in respect of the financial year ending on December 31, 2024. The external auditor in charge is required by Swiss law to serve no longer than seven years. 48

9.3 Auditing and Additional Fees Paid to the Auditor In CHF thousands 2025 2024 Auditing fees 596 674 Other assurance related services 26 — Tax related services — — 9.4 Information Relating to External Audits The Audit and Finance Committee is responsible for reviewing the internal control systems for the accounts and finances of the Company via its supervisory role over the audit function (see section 4.2 above). The Audit and Finance Committee receives and reviews the IFRS Consolidated Financial Statements and the Molecular Partners AG Financial Statements as well as the reports prepared by the external auditor (see section 4.2 above). The Audit and Finance Committee discusses these financial statements as well as the reports of the external auditor with the SVP Finance as principal financial officer and the CEO, and should the occasion warrant, with the external auditor. The external auditor also provides timely reports to the Audit and Finance Committee on critical accounting policies and practices used by the Company, and on other material written communication with the Management Board. The Board of Directors may at any time request the auditor to conduct special audits, including interim audits, and to submit a respective report. In 2025, the Audit and Finance Committee held four meetings with the external auditor. The Audit and Finance Committee also evaluates the independence and quality of the external auditor from a risk analysis perspective. With regard to selecting the external auditor, the Audit and Finance Committee will, from time to time, assess offers and presentations from several appropriate, independent external audit firms and will then make a proposal to the full Board of Directors based on predefined service level and quality criteria. This information serves as basis for the Board of Directors' proposal for the election of the external auditor by the shareholders at the general meeting of shareholders. 49

10. Information Policy The Company as a listed company is committed to communicate to its shareholders, potential investors, financial analysts, customers, suppliers, the media and other interested parties in a timely and consistent way, The Company is required to disseminate material information pertaining to its businesses in a manner that complies with its obligations under the rules of the Swiss stock exchange (SIX) and as well as the federal securities laws of the United States of America and the rules and regulations of the U.S. Securities and Exchange Commission and Nasdaq to the extent applicable to foreign private issuers. The Company publishes an annual report that provides (i) audited consolidated financial statements in accordance with the IFRS® Accounting Standards ("IFRS"), Swiss law and the Articles as well as (ii) information about the Company including its business results, strategy, products and services, corporate governance and executive remuneration. The Company also publishes its results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of SIX. The press releases on semi-annual results contain unaudited financial information prepared in accordance with IFRS. Furthermore, for the sake of transparency and in addition to the annual and semi-annual reporting, the Company may voluntarily publish unaudited financial information in the form of quarterly management statements at the end of the first quarter (Q1) and at the end of the third quarter (Q3), respectively. Any such quarterly management statements will be published as press releases and distributed pursuant to the rules and regulations of SIX and filed with the SEC in Form 6-K. An archive containing Annual Reports, semi-annual results releases, any published quarterly management statements and related presentations can be found in the investors' section at https://investors.molecularpartners.com/financials-and-filings/financial-reports and at https://investors.molecularpartners.com/news-and-events/presentations. SEC filings of the Company can be found at https://investors.molecularpartners.com/financials-and-filings/sec- filings For the financial calendar and events, please refer to the following link: https://investors.molecularpartners.com/news-and-events/events. To subscribe to important press releases, please register for email news releases at https://investors.molecularpartners.com/ir-resources/email-alerts. Ad hoc notices can also be found in ad-hoc news section on https://investors.molecularpartners.com/news-and-events/news-releases. The Company's official means of communication is the Swiss Official Gazette of Commerce (www.shab.ch). The invitation to a general meeting of shareholders may also be sent by mail to registered shareholders. For investor relations related information or questions, the Company may be contacted at: Email: investors@molecularpartners.com Phone: +41 44 755 7700 Molecular Partners AG, Wagistrasse 14, 8952 Schlieren, Switzerland 11. Quiet Periods Instead of quiet periods or blackout periods, Molecular Partners has four trading windows per year which, as a rule, are applicable to all employees, members of the Management Board and members of the Board of Directors. As a rule, each of these four trading windows starts on the second trading day following the public release of financial data, i.e., the public release of the annual results, the semi-annual results and the results of Q1 and Q3. Each trading window usually lasts for ten trading days. The Board of Directors (or the Audit and Finance Committee if delegated by the Board of Directors) may set other ad hoc trading windows from time to time, where considered necessary or appropriate, including following the public announcement of insider information in accordance with ad hoc publicity requirements. 50

Compensation Report This Compensation Report contains details of the compensation paid to members of the Board of Directors and the Management Board for the year 2025 in accordance with Section 5 of the Annex to the Directive on Corporate Governance of the SIX Swiss Exchange (DCG), and Articles 732-735d of the Swiss Code of Obligations. 1. Compensation Policy Molecular Partners' success depends to a large extent on the quality and commitment of its employees. Its compensation policy is designed to attract, motivate and retain its employees. In addition, the award of performance-related and in particular, share-based compensation components is intended to promote an entrepreneurial mindset and approach. 2. Compensation Governance 2.1 Nomination and Compensation Committee The Nomination and Compensation Committee (NCC) supports the Board of Directors in establishing and reviewing the compensation strategy and guidelines. Further, the Nomination and Compensation Committee supports the Board of Directors in preparing the proposals to the general meeting of shareholders regarding the compensation of the Board of Directors and the Management Board. For a more detailed description of the Nomination and Compensation Committee please refer to section 4.6.2 of the Corporate Governance Report. 2.2 Responsibilities of the Board of Directors and the Nomination and Compensation Committee The table on the following page summarizes the responsibilities of the Board of Directors and the Nomination and Compensation Committee regarding compensation matters: 52

Compensation Items Proposed Approved Compensation report to the shareholders NCC Board of Directors Compensation strategy, system and guidelines NCC Board of Directors Adoption of compensation and benefit plans NCC Board of Directors Definition of performance criteria (for cash bonus and PSUs) 1 NCC Board of Directors Assessment of performance achievement and decision on vesting multiple for PSU1 plan NCC Board of Directors Determination of the compensation of the Board of Directors (cash and RSUs1) NCC Board of Directors2 Determination of the base compensation (cash) of the Management Board NCC Board of Directors2 Determination of the variable compensation (cash bonus and PSUs1) of the Management Board NCC Board of Directors2 Grant of PSUs1 other than to the Board of Directors and the Management Board NCC Board of Directors Proposals to the shareholders' meeting for maximum compensation of Management Board and Board of Directors NCC Board of Directors 1 PSU = Performance Share Units, RSU = Restricted Share Units, more details under section 3.2.3 2 Final approval of the maximum compensation by shareholders The Nomination and Compensation Committee informs the Board of Directors of its activities and its recommendations in the following Board of Directors meeting. As a rule, the CEO attends the meetings of the Nomination and Compensation Committee, but may be required to leave the meetings for matters related to the CEO and/or the Management Board. As a rule, the Management Board attends the meeting of the Board of Directors, but the Board of Directors holds part of the Board meeting in absence of the Management Board in particular if the agenda topic relates to nomination or compensation matters regarding the Management Board. In 2025, four meetings of the Nomination and Compensation Committee and the Board of Directors took place in January, February, September and December. Meetings of the Nomination and Compensation Committee related to the 2025 compensation were held in December 2024 and January 2025 and the 2025 Compensation Report in January and February 2026. The Nomination and Compensation Committee and the Board of Directors discussed and approved the following primary compensation matters: 53

Month Compensation Topics January 2025 Final approval of achievement of Corporate Goals 2024 Review of Compensation Report 2024 Final review of Corporate Goals 2025 Long-term equity incentive plans 2025 and allocation of related PSUs/RSUs February 2025 Approval of Compensation Report 2024 Approval of long-term equity incentive plans 2025 Motion to Annual General Meeting 2025 regarding Compensation September 2025 Achievement of Corporate Goals 2025 Update on Organization after re-organization December 2025 Final review and approval of achievement of corporate goals 2025 Compensation of Board of Directors, Management Board and employees for 2026 Review of Corporate Goals for 2026 January 2026 Review of Compensation Report 2025 Compensation of Board of Directors and Management Board for 2026 Final review of Corporate Goals 2026 February 2026 Approval of Compensation Report 2025 Long-term equity incentive plans 2026 and allocation of related PSUs/RSUs Motions to Annual General Meeting 2026 regarding compensation 2.3 Description of Benchmarks Used, Salary Comparisons and Support from External Consultants In February 2022, a compensation benchmarking study was performed by an external consultancy firm to assess market competitiveness of Molecular Partners' compensation levels for the Board of Directors and the Management Board. This compensation study has been used to benchmark the compensation 2025 of the Board of Directors and the Management Board. In this analysis, compensation data of 15 European and dual-listed biotech Swiss companies21, 18 biotech companies listed on the NASDAQ22 and 27 Swiss companies cross-industry23 were collected. According to the above benchmark data, the cash and equity compensation of the Board of Directors was found for the chairman to be above the median of NASDAQ and European/dual- listed peer groups and at median of Swiss benchmark group and for the other Directors to be below median of NASDAQ peer group, slightly below European/dual-listed peer group and slightly above median of Swiss benchmark group. For the bonus and long-term incentives the benchmark data showed that the over-achievement of 120% on bonus target and on vesting multiples of long-term incentives was below the median of all peer groups. The over-achievement ratio was increased by the Annual General Meeting in 2022 to 150%. According to the above benchmarking data the cash and equity compensation for the CEO and the other members of the Management Board was found to be below the median or at the median of all the peer groups. Though it should be noted that the NASDAQ and European dual-listed peer group companies primarily grant equity via stock options, i.e., with significantly higher risk profile compared to performance share units granted by the Company. 54 21 Idorsia, Basilea, Pharming, Philogen SpA, Genmab A/S, argenx SE, Galapagos NV, Valneva SA, MorphoSys AG, Zealand Pharma A/S, Calliditas therapeutics AB, Evotec, CRISPR Therapeutics AB, Prothena Corp. Plc, Merus N.V. 22 Enanta, ADC Therapeutics, macrogenics, CureVac NV, Bicycle Therapeutics Ltd, iTeos therapeutics Inc, merus BV, Immunocore Holdings plc, Pardes Biosciences, Janux Therapeutics Inc, Silence Therapeutics, IGM Biosciences Inc, Vor BioPharma, Curis, FATE Therapeutics, Inhibrx, Shattuck Labs, AC Immune SA. 23 Sensirion, Bobst, relief therapeutics, Meyer Burger, Vetropack, Jungfraubahn, Valora, Autoneum, TX Group, Komax, Aryzta, Basilea, APG SGA, Aluflexpack, Zehnder, V-Zug, Medartis, Coltene, Orior, Swiss Steel, Ascom, Rieter, Mobilezone, Phoenix, Implenia, CPH, U- Blox.

2.4 Rules in the Articles Regarding Compensation The rules regarding (i) compensation of the Board of Directors and the Management Board (Articles 27 to 29), (ii) agreements regarding compensation of the Board of Directors and the Management Board (Article 30) and (iii) loans and credits, as well as post-retirement benefits (Articles 31 and 32) can be found in the Company’s Articles of Association.24 A. Rules on Performance-Related Pay and Supplementary Amount Article 27 of the Articles sets the principle on performance related pay, including the short-term variable compensation elements, the long-term compensation elements, the responsibilities for determining the performance metrics and target levels of the short- and long-term variable compensation elements. According to Article 29 of the Articles, the Company or companies under its control shall be authorized to pay a supplementary amount of compensation ratified by the shareholders at a general meeting of shareholders to members of the executive management who joined or were promoted during a compensation period for which the maximum aggregate amount of compensation has already been approved, but is insufficient to cover compensation of such members of the executive management. The supplementary amount per compensation period per member shall not exceed 50% of the maximum aggregate amount of compensation of the executive management last approved. B. Rules on Loans, Credit Facilities and Post-Employment Benefits Please refer to section 4.3 below. C. Rules on Vote on Pay at the General Meeting of Shareholders The Swiss Code of Obligations Art. 735 requires a “say on pay” approval mechanism for the compensation of the Board of Directors and the Management Board pursuant to which the shareholders must vote separately on the compensation of the Board of Directors and the Management Board on an annual basis. In accordance therewith, Article 28 of the Articles provides that the shareholders’ meeting must, each year, vote separately on the proposals by the Board of Directors regarding the maximum aggregate amounts of: • the compensation of the Board of Directors for the next term of office (until the next Annual General Meeting); • the fixed compensation of the Management Board for the period of July 1 of the current year until June 30 of the following year; and • the variable compensation elements of the Management Board for the current financial year. The Board of Directors may submit for approval by the Annual General Meeting deviating, additional or conditional proposals relating to the maximum aggregate amount or maximum partial amounts for the same or different periods and/or specific compensation components and/or in relation to additional amounts for specific compensation components. Compensation may be paid out prior to approval by the general meeting of shareholders subject to subsequent approval. 55 24 https://investors.molecularpartners.com/static-files/207a49c9-cd70-49ca-90e5-a198f5a367bd

If the shareholders’ meeting does not approve a proposal of the Board of Directors, the Board of Directors determines the maximum aggregate amount or maximum partial amounts taking into account all relevant factors and submits such amounts for approval to the same shareholders’ meeting, to an extraordinary shareholders’ meeting or to the next ordinary shareholders’ meeting for retrospective approval. 3. Compensation Components 3.1 Principles The compensation of the members of the Board of Directors consists of fixed compensation only. The total compensation takes into account the position and level of responsibility of the respective member of the Board of Directors (including Board and Committee chair and membership). The compensation of the members of the Management Board consists of fixed and variable compensation. Fixed compensation comprises the base salary and the corresponding pension contributions. Variable compensation comprises short-term and long-term variable compensation elements: • The short-term variable compensation (cash bonus) is determined exclusively by the achievement of predefined annual corporate goals (see section 3.2.2 below). • The long-term variable compensation (Performance Share Units, PSUs) is determined based on (i) the achievement of annual corporate goals, (ii) the achievement of long-term value driving milestones outside of such annual corporate goals and (iii) the development of the share price of the Company (see section 3.2.3 below). In order to foster long-term shareholder alignment the majority of the variable compensation of the Management Board is linked to Molecular Partners' long-term incentive plans (see section 3.2.3 below). In summary, the compensation strategy aims at the following compensation split: • Board of Directors: Approximately 35% cash fee (base fee), no short-term cash bonus and approximately 65% in form of RSUs under the LTI Plan (RSUs with 1 year vesting and 3 year blocking period); • Management Board: Approximately 45% fixed compensation, 15% short-term cash bonus and 40% in the form of PSUs under the LTI Plan (PSUs with 3 year cliff-vesting). The overall balance between the cash fee and the RSU component of the compensation of the Board of Directors and the fixed and variable components of the compensation of the Management Board reflects the Company’s strong focus on entrepreneurial drive and ensures a high level of accountability as well as alignment with the long-term shareholder interest. 56

3.2 General Description of Compensation Components Members of the Board of Directors are paid for their service over one year starting with their election at the ordinary shareholders' meeting and ending with the subsequent ordinary shareholders’ meeting. Compensation of the members of the Board of Directors consists of a cash fee and RSUs. Actual out of pocket expenses are borne by the Company. Members of the Management Board are paid for their service over a 12-month period. Compensation of the members of the Management Board consists of fixed and variable compensation. The fixed compensation is paid in the form of a base compensation in cash. The variable compensation is paid in the form of a cash bonus and PSUs. 3.2.1 Base Cash Compensation Board of Directors The base cash compensation for the non-executive members of the Board of Directors consists of a fixed annual fee, paid out quarterly. Such fixed annual fee is composed of a fixed fee for Board of Directors membership, additional fixed fee(s) for committee membership and/or chair, as applicable, and a fixed travel fee. For the period from the Annual General Meeting 2025 to the Annual General Meeting 2026, such fees are as follows: Type of Fee Amount Chairmanship Fee CHF 125,0001 Board Membership Fee CHF 20,000 Committee Fee CHF 10,000 AFC Chair Fee CHF 5,000 Travel Fee CHF 10,000 1 This fee is a lump sum fee which includes the Chairman's membership and chair of the NCC and the travel fee Management Board The base cash compensation of the Management Board consists of a fixed annual salary, which reflects the individual's responsibility, ability and experience. Except pension contributions, no other fixed compensation elements are granted to the Management Board25. Employees The base cash compensation of employees consists of a fixed annual salary, which reflects the individual's responsibility, ability and experience. 57 25 Please refer to the respective footnotes 1 in the 2025 and 2024 compensation tables in section 4.2 of the Compensation Report.

3.2.2 Cash Bonus Board of Directors The members of the Board of Directors do not receive a cash bonus. Management Board Cash bonuses are awarded to reward members of the Management Board. The cash bonus depends exclusively on the level of achievement of Company predefined corporate goals during a one-year period (annual corporate goals). No other parameters are relevant for the calculation of the cash bonus. The corporate goals are the same for all employees, including the members of the Management Board (no individual goals). The amount of the cash bonus in % of the base salary depends on the level of responsibility. The target bonus for the members of the Management Board in 2025 were as follows (unchanged compared to 2024): Position Target Bonus Chief Executive Officer 50% of base salary Other members of the Management Board (CMO, COO, EVPs) 40% of base salary At the beginning of each year, the Nomination and Compensation Committee proposes and the Board of Directors approves corporate goals for the calendar year. At the end of the year, the Nomination and Compensation Committee reviews the achievement of those predefined corporate goals set for the previous year and the Board of Directors approves such achievement. The cash bonus can be between 0% and a maximum (cap) of 150% of the target bonus depending on the achievement of the corporate goals. In any event, no more than 150% of the target bonus will be paid out. The corporate goals for 2025 were divided into three categories with different priorities which were reflected by a predetermined weighting in %: Corporate Goals 2025 Priorities1 Category +++ Strengthen the DARPin portfolio - e.g., advance RDT franchise, development pipeline, switch franchise and DARPin platform + Secure an additional year of runway to enable pipeline build - e.g., through capital raise and/or potential partnering/collaboration models + Increase organizational effectiveness and compliance 1 High priorities are indicated with +++ Each category includes precise goals and specific key results with a timing requirement for the achievement of such key results by the end of a particular quarter or at the end of the year. Please refer to Section 4.2 of the Compensation Report for an overview of the achievement ratios of the annual corporate goals for the years 2021 to 2025. None of the corporate goals are tied to financial information. 58

Employees Employees are rewarded with a cash bonus based on the achievement of the same predefined corporate goals as those applicable to the Management Board above. The target bonus depends on the level of responsibility of the respective employee. 3.2.3 Long-term Incentive Plans (LTI Plans) In 2014, the Board of Directors adopted a framework of Long-term Incentive Plans (LTI Plans). The LTI Plans 2025 were approved by the Board of Directors in March 2025. Under the LTI Plans members of the Board of Directors are eligible to be granted Restricted Share Units (RSUs) and members of the Management Board as well as all employees and selected consultants are eligible to be granted Performance Share Units (PSUs). Restricted Share Units (RSUs) RSUs are contingent rights to receive a certain number of shares at the end of a three-year blocking period. The number of shares to be received is not variable, i.e., the number of shares does not depend on the achievement of certain predefined performance metrics. In certain circumstances, including a change of control, a full or partial early vesting of the RSUs may occur. Members of the Board of Directors received their grants of RSUs under the RSU Plan 2025 after the ordinary shareholders’ meeting of 2025, i.e., after shareholders' approval of the compensation amount for the Board of Directors. Performance Share Units (PSUs) Management Board PSUs for the Management Board are contingent rights to receive a variable number of shares at the end of a three-year cliff-vesting period (vesting date). The number of the PSUs granted depends on the level of responsibility of the relevant participant. The amount of the PSUs granted to the members of the Management Board are as follows: Position Granted in 2024 Granted in 2025 Chief Executive Officer 115% of base salary 100% of base salary Other members of the Management Board (COO, CMO, EVPs) 90% of base salary 80% of base salary In 2024, the Chief Executive Officer and the other members of the Management Board received an additional one-time PSU allocation. Please refer to Section 4.2 for the total compensation amount. 59

From a time perspective, the PSU plan 2025 for the Management Board can be summarized as follows: While the PSUs are designed to let the beneficiaries participate in the long-term share price development, the number of shares to be effectively earned in relation to a PSU depends on the following two factors (the so-called LTI scorecard), being evaluated after 12 months (the so-called allocation date) from the grant date: Factors Weighting 2025 Achievement of the corporate goals for the year 2025 (see section 3.2.2. above) Between 0% and maximum 120% Share price performance1 of Molecular Partners over 12 months since grant date: • 30% is reached if the share price performance is larger than/equal to 10% compared to the average performance of NBI/SPI indices; • 0% is reached if share price performance is less than /equal to minus 5% compared to the average performance of NBI/SPI indices; • pro rata if share price is between minus 5% and plus 10% compared to the average performance of the NBI/SPI indices. Between 0% and maximum 30% Total Between 0% and maximum 150% 1 The relevant share price and NBI/SPI indices are the average of the last paid price/index of the trading days during the two months prior to the grant date compared to the same period in year plus one. (For PSUs 2025 granted on 1 April 2025: 1 February to 31 March 2025 vs 1 February to 31 March 2026) Please refer to Section 4.2 of the Compensation Report for an overview of the achievement ratio of the LTI scorecard for the years 2021 to 2025. Accordingly, the number of shares to be issued based on the PSUs at the end of the vesting period can be between zero and a maximum (cap) of 150% of the number of PSUs granted. Even after the determination of goal achievement (allocation date), participants may lose their entitlements in full or in part depending on certain conditions relating to their employment. In certain circumstances, including a change of control, a full or partial early vesting of the PSUs may occur. At the beginning of each year, the Nomination and Compensation Committee proposes and the Board of Directors determines the two factors above for the calendar year. At the end of the year, the Nomination and Compensation Committee reviews the achievement of the corporate goals and the Board of Directors approves such achievement. In March of the following year, the achievement of the last factor, the share price performance, is calculated. 60

Employees PSUs granted to employees in 2025 are contingent rights to receive a variable number of shares in three tranches of one third each during a period of three years on the first, second and third anniversary of the grant date (graded vesting period). The number of the PSUs granted depends on the level of responsibility of the relevant participant. From a time perspective, the PSU plan 2025 for the employees can be summarized as follows: The number of shares to be effectively earned by an employee in relation to a PSU depends on the same two factors as for the Management Board and is also evaluated after 12 months (the so- called allocation date) from the grant date. Existing employees and members of the Management Board26 received PSU grants on April 1, 2025 and the employees who joined Molecular Partners after April 1, 2025 received PSU grants depending on their entry date on July 1, 2025, October 1, 2025 or January 1, 2026. 3.3 Change of Control Clauses Please refer to section 8 of the Corporate Governance Report of the Company. 61 26 For members of the Management Board, the grant is made subject to approval by the ordinary shareholders' meeting 2025 of the variable compensation amount for the year 2025.

4. Compensation for Financial Year under Review

4.1 Compensation to the Members of the Board of Directors in 2025 and 2024

The tables below summarize the compensation of the members of the Board of Directors in 2025 and 2024:

Year 2025 (audited)	Base compensation		RSUs Granted in 2025		Total Compensation
in CHF 1,000, except for number of RSUs	Base fee (cash gross)	Social security and pension contributions	Number of RSUs	Value of RSUs	
William Burns					
Member/Chairman	125	7	46,704	170	302
Steven Holtzman					
Member	50	—	24,176	88	138
Sandip Kapadia					
Member	45	—	24,176	88	133
Vito J. Palombella					
Member	40	—	24,176	88	128
Michael Vasconcelles					
Member	50	—	24,176	88	138
Agnete Fredriksen					
Member	50	9	24,176	88	147
Dominik Höchli					
Member	50	4	24,176	88	142
Dr. Patrick Amstutz					
Member[1]	—	—		—	—
Total	410	20	191,760	698	1,128

[1] Please refer to Section 4.2 for the CEO's compensation.

62

Year 2024 (audited)	Base compensation		RSUs Granted in 2024		Total Compensation
in CHF 1,000, except for number of RSUs	Base fee (cash gross)	Social security and pension contributions	Number of RSUs	Value of RSUs	
William Burns					
Member/Chairman	125	7	48,159	170	302
Steven Holtzman					
Member	50	—	24,080	85	135
Sandip Kapadia					
Member	45	—	24,080	85	130
Vito J. Palombella					
Member	40	—	24,080	85	125
Michael Vasconcelles					
Member	50	—	24,080	85	135
Agnete Fredriksen					
Member	48	8	24,080	85	141
Dominik Höchli					
Member	50	4	24,080	85	139
Dr. Patrick Amstutz					
Member[1]	—	—	—	—	—
Total	408	19	192,639	680	1,107

[1] Please refer to Section 4.2 for the CEO's compensation.

The total compensation paid to the Board of Directors in 2025 slightly increased by 1.7% compared to 2024.

In 2025, the portion of compensation delivered in the form of RSUs amounted to 63% (2024: 63%) of the total compensation paid to the members of the Board of Directors.

The compensation paid out to the Board of Directors in 2025 and 2024 did not exceed the respective budgets approved by the Annual General Meetings 2025 and 2024.The shareholders at the 2024 annual general meeting held on April 17, 2024, set the maximum aggregate amount of compensation for the Board of Directors for their term of office until the 2025 general meeting at CHF 1,111,800. The shareholders at the 2025 annual general meeting held on April 16, 2025, set the maximum aggregate amount of compensation for the Board of Directors for their term of office until the 2026 general meeting at CHF 1,130,160.

Compensation Paid to Former Members of the Board of Directors

In 2025 and 2024, no compensation was paid to former members of the Board of Directors or to related parties of current or former members of the Board of Directors.

63

4.2 Compensation to the Management Board in 2025 and 2024

The tables below summarize the compensation of the members of the Management Board in 2025 and 2024:

Year 2025 (audited)	Fixed compensation		Variable compensation			Total Compensation
in CHF 1,000, except for number of PSUs	Base salary (cash gross)[1]	Social security and pension contributions	Bonus (cash gross)	Number of PSUs[1,2]	Value of PSUs	Total Compensation
Total Management Board	1,739	406	661	608,353	2,043	4,849
Patrick Amstutz (CEO)	389	93	175	105,000	393	1,050

[1] Number of PSUs granted in the year 2025 at target (100%). The number of shares to be issued based on the PSUs at the end of the vesting period can be between zero and a maximum (cap) of 150% depending on the achievement of the predefined factors set out in the applicable LTI scorecard (see Section 3.2.3 above).
[2] Included in the number of PSUs granted to the Management Board in the year 2025 are a total of 230,037 PSUs granted to the CSO upon his appointment in October 2025. Please refer to Section 3.2.3 above for more information.

Year 2024 (audited)	Fixed compensation		Variable compensation			Total Compensation
in CHF 1,000, except for number of PSUs	Base salary (cash gross)[1]	Social security and pension contributions	Bonus (cash gross)	Number of PSUs[1,2]	Value of PSUs	Total Compensation
Total Management Board	1,623	376	613	419,009	1,525	4,137
Patrick Amstutz (CEO)	385	93	174	122,646	443	1,095

[1] Number of PSUs granted in the year 2024 at target (100%). The number of shares to be issued based on the PSUs at the end of the vesting period can be between zero and a maximum (cap) of 150% depending on the achievement of the predefined factors set out in the applicable LTI scorecard (see Section 3.2.3 above).
[2] The additional one-time number of PSUs granted in the year 2024 are reflected in the Variable compensation. Please refer to Section 3.2.3 above for more information.

The total compensation paid to the Management Board in 2025 increased compared to 2024. This increase is primarily due to the appointment of Martin Steegmaier as CSO as of October 1, 2025. The average base salaries paid to the executives increased slightly by 2% compared to 2024. The relative value of the PSUs granted to the Management Board in 2025 slightly decreased compared to 2024, given that in 2024 the Management Board received an additional one-time grant of PSUs instead of a base salary increase. At his appointment in October 2025, the CSO received a PSU grant at the value of CHF 628,000 of which CHF 492,000 was considered a sign-on grant.

For the entire Management Board, the variable compensation (cash bonus and PSUs, excluding social security and pension contributions) represented 57% of the total compensation in 2025 (2024: 52%).

The numbers in the table above for the year 2025 include the full year compensation amounts for all 6 members of the Management Board, noting that Martin Steegmaier was only appointed as CSO as of October 1, 2025 .

64

Achievement Ratio of Corporate Goals (Bonus) and LTI Scorecard in Previous Years

Reporting year	Achievement Ratio Bonus	Achievement Ratio LTI Scorecard
2025	90 %	To be determined on March 31, 2026
2024	90 %	80 %
2023	94 %	76 %
2022	88 %	71 %
2021	120 %	100 %

Use of Supplementary Amount

Financial Year 2025
The fixed and variable compensation paid to the Management Board in 2025 did not exceed the respective budget approved by the annual general meetings 2024 and 2025.

The shareholders at the 2025 annual general meeting held on April 16, 2025, set the maximum aggregate amount of the *fixed compensation* for the Management Board for the period from July 1, 2025 until June 30, 2026 at CHF 2,517,201 and the aggregate amount of the *variable compensation* for the Management Board for the current financial year at CHF 3,833,673. The total approved compensation of the fixed and variable compensation for the Management Board included not only the compensation for the five members of the Management Board, but also the amount for the open position of the CFO.

Financial Year 2024
The fixed and variable compensation paid to the Management Board in 2024 did not exceed the respective budget approved by the annual general meetings 2023 and 2024.

Compensation Paid to Former Members of the Management Board

In 2025, no compensation was paid to former members of the Management Board.

In 2024, Nicolas Leupin, the former CMO who stepped down from his Management Board role as per December 31, 2023, received a bonus of TCHF 138.

4.3 Loans, Credit Lines, Post-retirement Benefits to Board of Directors, Management Board and Related Persons

In accordance with the Swiss Code of Obligations Art. 734b, the Articles[27] provide that loans and credit lines to members of the Board of Directors and the Management Board may solely be granted at standard market rates and that the aggregate amount of loans and credit lines to the member of the Board of Directors or the Management Board may not exceed double the total annual compensation of the respective member last paid or payable for the first time. In addition, the Articles[28] provide that the Company may grant to members of the Board of Directors and the Management Board post-retirement benefits beyond the occupational benefit scheme only if such post-retirement benefits do not exceed 100% of the total annual compensation of the respective member last paid.

As of December 31, 2025 and 2024, the Company has not granted any loans, credit lines or post-retirement benefits beyond the occupational benefit schemes to members of the Board of Directors or the Management Board. Furthermore, the Company has not paid any compensation to nor granted any loans or credit lines to former members of the Board of Directors or related

[27] See Article 31 of the Articles (https://investors.molecularpartners.com/static-files/207a49c9-cd70-49ca-90e5-a198f5a367bd)
[28] See Article 32 of the Articles (https://investors.molecularpartners.com/static-files/207a49c9-cd70-49ca-90e5-a198f5a367bd)

65

persons. No loans, credit lines or post-retirement benefits were outstanding as of December 31, 2025. Persons related to the Board of directors are (i) their spouse, (ii) their children under age, (iii) any legal entities that they own or otherwise control, (iv) any legal or natural person who is acting as their fiduciary or agent and (v) any family trust. 5. Share Ownership Information Shares owned by the members of the Board of Directors and the Management Board and their related persons are disclosed below. For the functions of the Board of Directors and Management Board please refer to the Corporate Governance Report Section 4.4 respectively Section 5.3. Board of Directors (audited) Shares RSUs William M. Burns 40,922 124,899 Steven H. Holtzman 20,258 63,274 Sandip Kapadia 9,048 63,274 Vito J. Palombella 9,046 63,274 Michael Vasconcelles 9,048 63,274 Agnete B. Fredriksen 5,541 63,274 Dominik Höchli 4,982 63,274 Total Board of Directors as of December 31, 2025 98,845 504,543 Management Board (audited) Shares PSUs Patrick Amstutz 759,913 256,139 Renate Gloggner 34,025 165,288 Philippe Legenne 41,316 111,418 Martin Steegmaier — 230,037 Michael Tobias Stumpp 723,644 165,288 Alexander Zürcher 22,571 165,288 Total Management Board as of December 31, 2025 1,581,469 1,093,458 Board of Directors (audited) Shares RSUs William M. Burns 33,521 86,448 Steven H. Holtzman 17,281 43,225 Sandip Kapadia 6,071 43,225 Vito J. Palombella 6,069 43,225 Michael Vasconcelles 6,071 43,225 Agnete B. Fredriksen 2,564 43,225 Dominik Höchli 2,285 43,225 Total Board of Directors as of December 31, 2024 73,862 345,798 66

Management Board (audited) Shares PSUs Patrick Amstutz 747,809 188,594 Renate Gloggner 26,151 120,993 Philippe Legenne 21,850 78,062 Michael Tobias Stumpp 715,770 120,993 Alexander Zürcher 28,697 120,993 Total Management Board as of December 31, 2024 1,540,277 629,635 67

Report of the Statutory Auditor To the General Meeting of Molecular Partners AG, Schlieren Report on the Audit of the Compensation Report Opinion We have audited the Compensation Report of Molecular Partners AG (the Company) for the year ended December 31, 2025. The audit was limited to the information pursuant to Art. 734a-734f of the Swiss Code of Obligations (CO) in the tables marked ''audited" in the sections 4 and 5 of the Compensation Report within the Annual Report. In our opinion, the information pursuant to Art. 734a-734f CO in the Compensation Report complies with Swiss law and the Company’s articles of incorporation. Basis for Opinion We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the “Auditor’s Responsibilities for the Audit of the Compensation Report” section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession. We have also fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Other Information The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables marked "audited" in the Compensation Report, the consolidated financial statements, the Molecular Partners AG financial statements and our auditor’s reports thereon. Our opinion on the Compensation Report does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the Compensation Report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the Compensation Report or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Board of Directors' Responsibilities for the Compensation Report The Board of Directors is responsible for the preparation of a Compensation Report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a Compensation Report that is free from material misstatement, whether due to fraud or error. The Board of Directors is also responsible for designing the compensation system and defining individual compensation packages. Auditor’s Responsibilities for the Audit of the Compensation Report Our objectives are to obtain reasonable assurance about whether the information pursuant to Art. 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Compensation Report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional skepticism throughout the audit. We also: – Identify and assess the risks of material misstatement in the Compensation Report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made. We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. KPMG AG Simon Studer Adriana Giraldo Licensed Audit Expert Auditor in Charge Zurich, March 10, 2026 © 2026 KPMG AG, a Swiss corporation, is a group company of KPMG Holding LLP, which is a member of the KPMG global organization of independent firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

IFRS Consolidated Financial Statements Consolidated statement of financial position as of December 31, 2025 2024 in CHF thousands Note Assets Property, plant and equipment 6 5,229 4,198 Intangible assets 7 2 49 Total non-current assets 5,231 4,247 Short-term time deposits 11 10,405 85,565 Other current assets 9 1,985 2,525 Trade and other receivables 10 1,834 2,317 Cash and cash equivalents 11 82,653 63,874 Total current assets 96,876 154,281 Total assets 102,107 158,528 Shareholders' equity and liabilities Share capital 12 4,037 4,036 Additional paid-in capital 389,179 384,875 Treasury share reserve (1,129) (981) Cumulative losses (311,753) (246,293) Total shareholders' equity 80,334 141,637 Trade and other payables 13 160 — Lease liability 22 2,438 1,227 Employee benefits 18.1 8,147 4,879 Total non-current liabilities 10,746 6,106 Trade and other payables 13 1,767 1,859 Accrued expenses 14 8,055 7,709 Lease liability 22 1,206 1,217 Total current liabilities 11,027 10,785 Total liabilities 21,772 16,891 Total shareholders' equity and liabilities 102,107 158,528 See accompanying notes, which form an integral part of these consolidated financial statements. 71

Consolidated statement of profit or loss and other comprehensive result for the year ended December 31, 2025 2024 2023 in CHF thousands Note Revenues Revenues from research and development collaborations — 4,970 7,038 Total revenues 5 — 4,970 7,038 Operating expenses Research and development expenses 16 (40,194) (48,604) (48,784) Selling, general and administrative expenses 16 (15,241) (17,583) (19,362) Restructuring expenses 26 (2,689) — — Total operating expenses (58,124) (66,187) (68,146) Operating result (58,124) (61,217) (61,108) Financial income 19 1,522 7,214 4,279 Financial expenses 19 (5,047) (38) (5,155) Net finance result (3,525) 7,176 (876) Result before income taxes (61,649) (54,041) (61,984) Income taxes 20 (2) (2) — Net result, attributable to shareholders (61,651) (54,043) (61,984) Other comprehensive result Items that will not be reclassified to profit or loss Remeasurement of net pension liabilities 18.1 (3,814) (485) (1,975) Items that are or may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations 5 (10) (16) Other comprehensive result, net of tax (3,809) (495) (1,991) Total comprehensive result, attributable to shareholders (65,460) (54,538) (63,975) Basic net result per share (in CHF) 21 (1.65) (1.59) (1.89) Diluted net result per share (in CHF) 21 (1.65) (1.59) (1.89) See accompanying notes, which form an integral part of these consolidated financial statements. 72

Consolidated statement of cash flows for the year ended December 31, 2025 2024 2023 in CHF thousands Note Net result attributable to shareholders (61,651) (54,043) (61,984) Adjustments for: Depreciation and amortization 6/7 2,144 2,369 2,420 Share-based compensation costs 18 4,419 4,105 5,207 Social security and tax paid on behalf of employees on shares vested under the PSU and RSU program 12 (325) — — Change in employee benefits (546) (670) 535 Income tax 20 2 2 — Financial income 19 (1,522) (7,214) (4,279) Financial expenses 19 5,047 38 5,155 Changes in working capital: Change in other current assets 335 237 1,424 Change in trade and other receivables 485 (347) (933) Change in trade and other payables 65 524 (812) Change in contract liability 15 — (4,333) (5,713) Change in accrued expenses 343 161 45 Exchange (loss) gain on working capital positions (18) (39) (21) Interest paid (18) (26) (34) Other financial expense (15) (12) (15) Net cash (used in) from operating activities (51,257) (59,248) (59,005) Proceeds from investments in short-term time deposits 137,814 277,015 319,443 Investments in short-term time deposits (66,278) (240,045) (277,825) Acquisition of property, plant and equipment 6 (714) (705) (575) Acquisition of intangible assets 7 — (18) (233) Interest received 1,727 4,239 3,827 Net cash from (used in) investing activities 72,549 40,486 44,637 Proceeds from issuance of new shares 12 — 17,342 — Proceeds from vesting under the LTI plans 12 62 — — Transaction costs on issue of shares 12 — (1,741) — Proceeds from issuance of shares under LTI plans 12 1 40 31 Payment of lease liabilities (1,212) (1,208) (1,198) Net cash from (used in) financing activities (1,149) 14,433 (1,167) Exchange (loss) gain on cash positions (1,364) 894 (5,102) Net increase (decrease) in cash and cash equivalents 18,779 (3,435) (20,637) Cash and cash equivalents at January 1 63,874 67,309 87,946 Cash and cash equivalents at December 31 11 82,653 63,874 67,309 See accompanying notes, which form an integral part of these consolidated financial statements. 73

Consolidated statement of changes in equity

in CHF thousands	Share capital	Additional paid-in capital	Treasury share reserve	Cumulative losses	Total shareholders' equity
At January 1, 2023	**3,604**	**360,323**	**(981)**	**(127,780)**	**235,166**
Net result	—	—	—	(61,984)	(61,984)
Remeasurement of net pension liabilities [(1)]	—	—	—	(1,975)	(1,975)
Exchange differences on translating foreign operations	—	—	—	(16)	(16)
Total comprehensive income	**—**	**—**	**—**	**(63,975)**	**(63,975)**
Share-based compensation costs [(1)]	—	5,207	—	—	5,207
Issuance of new shares under LTI plans [(2)]	31	—	—	—	31
At December 31, 2023	**3,635**	**365,530**	**(981)**	**(191,755)**	**176,429**
At January 1, 2024	**3,635**	**365,530**	**(981)**	**(191,755)**	**176,429**
Net result	—	—	—	(54,043)	(54,043)
Remeasurement of net pension liabilities [(1)]	—	—	—	(485)	(485)
Exchange differences on translating foreign operations	—	—	—	(10)	(10)
Total comprehensive loss	**—**	**—**	**—**	**(54,538)**	**(54,538)**
Share-based compensation costs [(1)]	—	4,105	—	—	4,105
Issuance of new shares, net of transaction costs [(2)]	364	15,237	—	—	15,601
Issuance of new shares under LTI plans [(2)]	37	3	—	—	40
At December 31, 2024	**4,036**	**384,875**	**(981)**	**(246,293)**	**141,637**
At January 1, 2025	**4,036**	**384,875**	**(981)**	**(246,293)**	**141,637**
Net result	—	—	—	(61,651)	(61,651)
Remeasurement of net pension liabilities [(1)]	—	—	—	(3,814)	(3,814)
Exchange differences on translating foreign operations	—	—	—	5	5
Total comprehensive loss	**—**	**—**	**—**	**(65,460)**	**(65,460)**
Share-based compensation costs [(1)]	—	4,419	—	—	4,419
Exercise of LTI plans	—	(115)	177	—	62
Treasury shares withheld to cover social security and tax	—	—	(325)	—	(325)
Issuance of new shares under LTI plans [(2)]	1	—	—	—	1
At December 31, 2025	**4,037**	**389,179**	**(1,129)**	**(311,753)**	**80,334**

(1) See note 18
(2) See note 12

See accompanying notes, which form an integral part of these consolidated financial statements.

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Notes to the IFRS Consolidated Financial Statements 1. General information Molecular Partners AG ("Company") and its subsidiary (collectively "Molecular Partners" or, "Group") is a clinical-stage biotech company pioneering the design and development of DARPin therapeutics for medical challenges other drug modalities cannot readily address. The Company has programs in various stages of pre-clinical and clinical development, with oncology as its main focus. Molecular Partners leverages the advantages of DARPins to provide unique solutions to patients through its proprietary programs as well as through partnerships with leading pharmaceutical companies. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for companies limited by shares (“Aktiengesellschaften”). Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts. These audited consolidated financial statements as of and for the year ended December 31, 2025 comprise Molecular Partners AG and Molecular Partners Inc. The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014 and on the Nasdaq Global Select Market (Ticker: MOLN) since June 16, 2021. 2. Summary of material accounting policies Basis of preparation These consolidated financial statements have been prepared in accordance with the IFRS® Accounting Standards ("IFRS") as issued by the IASB. The accounting policies set forth below have been consistently applied to all years presented. Unless stated otherwise, all financial statements are presented in thousands of Swiss Francs (“TCHF”). The consolidated financial statements have been prepared under the historical cost convention. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4 “Critical accounting estimates and judgments”. Based on the Group's cash and short-term time deposits positions at December 31, 2025, the Group deemed there to be no material uncertainties that would cast doubt on the Group's ability to operate on a going concern basis. The consolidated financial statements as of and for the year ended December 31, 2025 were approved for issuance by the Company's Board of Directors on March 10, 2026. 75

Due to rounding, the numbers presented in the financial statements might not precisely equal those included in the accompanying notes. Basis of consolidation (i) Subsidiaries Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. (ii) Transactions eliminated on consolidation Intra-group balances and transactions, and any unrealized income and expenses arising from intra- group transactions, are eliminated. New or revised IFRS standards and interpretations The following new or revised standards that became effective during 2025 did not have a material effect on these consolidated financial statements: • Lack of exchangeability - Amendments to IAS 21 A number of new accounting standards became effective after January 1, 2025, for which earlier application is permitted but the Company has not early adopted any. A preliminary assessment on the impact of the implementation of IFRS 18 has been performed; based on this assessment, the Company expects there to be no material impact on the Company overall financial statements. Based on the initial assessment the Company also expects there to be no Management defined Performance Measures or MPM’s to be reported on. IFRS 18 will not be early adopted. Possible impacts from other new or revised standards have not yet been assessed but are anticipated to be immaterial. Segment reporting The Group operates in one segment, focusing on the discovery, development and prospective commercialization of a new class of biopharmaceutical products. The executive management, acting together as the chief operating decision maker, assess the financial performance and allocate resources on an aggregated level, and monitor the Group's operating expenses. Accounting policies applied are the same for both internal and external reporting purposes. The Group derives its research and collaboration revenues from research and development collaborations with third parties. Foreign currency translation / transactions The consolidated financial statements are presented in thousands of CHF. The presentation currency of the Group is the functional currency of the Company. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such 76 transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows: • assets and liabilities are translated at the closing rate at the date of the respective balance sheet; • income and expenses for each consolidated statement of profit or loss and other comprehensive result are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the exchange rates at the dates of the transactions); and • all resulting exchange differences are recognized in other comprehensive result. Property, plant and equipment Laboratory equipment, Office equipment, IT hardware and Leasehold improvements are stated at historical cost less accumulated depreciation and any impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Depreciation is calculated on a straight-line basis over the expected useful lives of the individual assets or asset categories. The applicable estimated useful lives are as follows: Laboratory equipment: 5 years Office equipment: 3 years IT hardware: 2 years Leasehold improvements and right-of-use assets are depreciated using the straight-line method over the shorter of their estimated useful life and the lease term. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. An asset’s carrying amount is written down to its recoverable amount, if the asset's carrying amount exceeds its estimated recoverable amount. Intangible assets Intangible assets are solely comprised of software. They are stated at historical cost less accumulated amortization and any impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Amortization is calculated on a straight-line basis over the expected useful lives of the individual assets or asset categories. The applicable estimated useful life of intangible assets is determined to be two years. Leases At inception of a contract, the Group assesses whether a contract is, or contains a lease. This is the case if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. Short-term leases are leases with a lease term of twelve months or less that do not contain a purchase option. For all other leases the Group recognizes a right-of-use asset and a lease liability at the lease commencement date. 77

The Group does not provide residual value guarantees and does not have any leases not yet commenced to which it is committed. The Group is presenting right-of-use assets in Property, Plant and Equipment, whereas lease liabilities are presented separately within current and non- current liabilities in the consolidated statement of financial position. The lease liability is initially measured at the present value of the lease payments required over the lease term, that are not paid at the commencement date, discounted using the incremental borrowing rate, as the interest rate implicit in the lease generally cannot be readily determined. Lease payments that are included in the measurement of the lease liability include fixed payments or in-substance fixed payments and variable payments that depend on an index. Financial assets at amortized costs Classification Cash and cash equivalents / short-term deposits / trade and other receivables (except for VAT and withholding taxes) (and when applicable accrued interest income) are all considered held-to-collect items and are labeled under financial assets measured at amortized costs, with the following definition / accounting policy: Financial assets measured at amortized cost are assets that meet both of the following conditions: (1) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities longer than 12 months after the balance sheet date which are classified as non-current assets. Interest income on the short-term deposit is accounted for on the statement of profit or loss and other comprehensive result as financial income. Measurement Initially, financial assets, except for trade receivables, are measured at their fair value plus, in the case of financial assets not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset; for the Group these are considered to be immaterial. Trade receivables are initially measured at their transaction price. Subsequent measurement for the financial assets mentioned above which are classified as measured at amortized cost, is based on the effective interest method, reduced by any impairment loss. For trade receivables, the Group applies a simplified approach which requires expected credit losses to be recognized from initial recognition (measuring the loss allowance at an amount equal to lifetime expected credit losses). This takes into consideration past history, combined with predictive information which accounts for the specific circumstances of the customer (e.g., credit rating etc.), and other relevant factors such as the economic environment. Other financial assets at amortized costs Other receivables generally arise from transactions outside the usual operating activities of the Group. 78

Financial liabilities at amortized costs Trade payables and non-employee related accrued expenses are measured at amortized costs and classified as financial liabilities. Cash and cash equivalents Cash includes cash at banks. The Group considers all short-term, highly liquid investments convertible into known amounts of cash with maturities of three months or less from the date of acquisition to be cash equivalents, provided that they are subject to an insignificant risk of changes in value. The cash flow statement is based on cash and cash equivalents. Short-term time deposits Short-term deposits comprise time deposits placed with banks with original maturities of more than three months and up to twelve months from the date of acquisition. Short-term deposits are not included in cash and cash equivalents for the purposes of the cash flow statement. Share capital / Additional paid-in capital Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds. The Group has not paid any dividends since its inception and does not anticipate paying dividends in the foreseeable future. Treasury shares The amount of the consideration paid for the acquisition of treasury shares, which includes directly attributable costs, is recognized as a deduction from equity. When treasury shares are sold subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is presented in additional paid-in capital. Income taxes Income taxes include current and deferred taxes. Current income taxes are recognized on taxable profits at applicable tax rates. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantially enacted at the balance sheet date. Deferred tax assets are recognized if it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. At each balance sheet date, the Group reassesses unrecognized deferred tax assets and the carrying amount of recognized deferred tax assets. The Group recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Group conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or the entire deferred tax asset to be utilized. 79

The amount of deferred tax liabilities and deferred tax assets reflects the tax consequences on the balance sheet date of the Group's expectation of recovery or settlement of the carrying amounts of its assets and liabilities. Deferred tax assets and liabilities are not discounted and are classified as non-current assets and liabilities in the statement of financial position. They are offset against each other if they relate to the same taxable entity and tax authority. Molecular Partners Inc., the Group's U.S. subsidiary, is subject to statutory U.S. federal corporate income taxes and Massachusetts and New York state minimal tax. Employee benefits Postretirement benefits (pension plans) The Company provides retirement, death and disability benefits to its Swiss employees in line with local customs and requirements through two separate plans, which are both accounted for as defined benefit plans. The first plan is the compulsory defined benefit plan which is funded through employer (60%) and employee (40%) contributions to the Swiss pension fund VSAO (to which the Company is affiliated). This Company-wide plan has been in place since inception of the Company and all employees of the Company are eligible to its benefits (if all the conditions for admission according to the pension fund regulations are fulfilled, e.g. working duration of more than one month etc.) On retirement, the plan participant will receive the accumulated savings, which consist of a transfer-in at entry, all savings contributions paid in by the employer and the employee (net of any withdrawals) and the interest granted on those savings at the discretion of the pension foundation. At that time, the plan participant has the right to choose between a lump-sum payment and an annuity, or a combination thereof. The annuity is calculated using a fixed conversion rate (dependent on the retirement age) determined by the pension foundation. The VSAO’s plan assets are pooled and the Company’s share is calculated based on its share of retirement savings and actuarial reserves for the annuities. Additional funding requirements may be determined by the pension foundation in case of a severe underfunding. Should the Company withdraw from the plan, the withdrawal may qualify as a partial liquidation under Swiss law. The second plan is a voluntary complementary defined management benefit scheme established as of January 1, 2014, in which only employees with a certain management level and / or above a certain salary level are eligible to participate. 29 of the 29 eligible employees participated in this plan as of December 31, 2025 (December 31, 2024: 33 out of 33). This plan is set up by affiliation to a collective foundation of Swiss Life, a Switzerland-based insurance company, for which contributions are 30% funded by the employee and 70% funded by the Company. The purpose of this voluntary plan is to allow higher (entirely extra-mandatory) retirement savings opportunity in a tax effective manner and higher risk benefits for the senior management. In addition, plan participants are entitled to a lump sum payment of at least five times of their annual insured salary in case of death. This is a fully insured Swiss pension plan that covers all investment and actuarial risks, including invalidity and death. The pension plan of VSAO accounts for over 90% of both the Company’s defined benefit obligation and plan assets. The net liability recognized in the statement of financial position in respect of defined benefit pension plans is the total defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation (DBO) is calculated quarterly by independent actuaries using the projected unit credit method. According to this method, an additional unit of pension benefits is earned each year. In the case of active plan participants, the DBO corresponds to the present value 80 of retirement, survivors', disability, and termination benefits at the valuation day. The DBO of retirees corresponds to the present value of the current annuities, possibly including future pension increases. Pension liabilities are determined on an actuarial basis using a number of assumptions, such as the discount rate and the expected long-term salary increase rate applied to determine the defined benefit obligation. The estimation of the fair value of plan assets attributable to the Company depends on the coverage ratio and technical bases and provisions of the pension fund VSAO. In determining the appropriate discount rate, for example, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liabilities. In determining the fair value of plan assets, the Company adds to the participants’ savings a share of the pension fund VSAO’s technical and fluctuation reserves. Additional information is disclosed in note 18.1. Current and past service costs as well as the net interest on the defined benefit obligation are recognized in profit or loss in the period in which they are incurred, and are presented as part of personnel expenses. Remeasurements of the defined benefit pension plans are recognized in other comprehensive income (OCI). The Group has set up a 401k plan for its U.S. based employees. Under the plan the U.S. entity matches the employee's contribution and provides a true-up in matched contributions at year end. The 401k plan qualifies as a defined contribution plan and the associated expenses, that are deemed immaterial, are presented under operating expenses in the consolidated statement of profit or loss and other comprehensive result. The Group has set up a defined contribution plan for its UK based employee. Under the plan the Company and the employee both contribute into the plan. The associated expenses, that are deemed immaterial, are presented under operating expenses in the consolidated statement of profit or loss and other comprehensive result. Share-based compensation The Group operates share-based compensation plans that qualify as equity-settled plans. The fair value of the employee services received in exchange for the grant of equity instruments is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted, which is determined at grant date. The fair values are determined by management with the assistance of an independent valuation expert. At each reporting date, estimates of the number of equity instruments that are expected to vest are revised. The impact of the revision of the previous estimates, if any, is recognized as part of share-based compensation (non-cash effective) with a corresponding adjustment to equity. When the vested equity instruments are exercised or allocated, any proceeds received net of any directly attributable transaction costs are booked to share capital (nominal value), additional paid-in capital and treasury shares. Bonus plan The Group recognizes an accrual where contractually obligated or where there is a past practice that has created a constructive obligation. Bonuses are based on a formula that takes into consideration the achievement of the Group’s goals. Revenue recognition As a guiding principle of IFRS 15, revenues from research and development collaboration agreements are recognized when earned based upon the performance requirements of the respective agreements. For revenue arrangements with separately identifiable components (separate performance obligations), the revenue recognition criteria are applied to each component. The transaction price is determined as the consideration expected to be received 81 from the arrangement and is allocated amongst the separate components based on their relative stand-alone selling prices. The corresponding amount of transaction price allocated to each component is recognized as revenue when (or as) the Group satisfies the performance obligation by transferring the good or service to the customer, which generally is over time for upfront payments or at a point in time for milestone payments and development option payments. Payments received in excess of revenue recognized are recorded as contract liabilities. Revenues may include fees such as upfront payments received in connection with out-licensing of products and/or access to knowledge without transfer of a license as well as R&D support and services, participation in Joint Steering Committees and other involvement in collaboration agreements. In exchange for these non-refundable upfront fees, the Group does not immediately transfer a good or a service to the customer, rather the upfront fee consists of an advance payment for future services and the right to access the underlying intellectual property of the Group. For such arrangements, the Group has determined that the promised goods and services are not distinct and are accounted for as one performance obligation. The Group recognizes revenue for this performance obligation over time using an input-based method to measure its progress towards complete satisfaction of the performance obligation. Accordingly, revenue is recognized over time based on the percentage of actual costs incurred to date relative to the Group's estimate of total costs expected to satisfy the performance obligation. Estimated costs are reviewed and updated routinely for contracts in progress to reflect any changes of which the Group becomes aware. The cumulative effect of any change in estimate is recorded in the period when the change in estimate is determined. Revenues could include fees such as milestone and development option payments received in connection with out-licensing of products and in connection with discovery alliances. Upon meeting the set milestone or upon a development option being exercised, the Group obtains a right to a non-refundable payment and the customer has typically acquired the right to use the underlying intellectual property, without any remaining performance obligations for the Group. Consequently, the related revenues are typically recognized at a point in time, either when the milestone is met or the option is exercised by the customer. Revenue could also include reservation fees that will be recognized into revenue in case of successful development of a final drug and exercise or lapse of the related reservation right or, alternatively, in case the results from the research will not justify further development of the drug. Consideration payable to a customer is recorded as a reduction of the arrangement's transaction price, if it relates to the same arrangement, thereby reducing the amount of revenue recognized, unless the payment is for a distinct good or service received from the customer consistent with IFRS 15. The details of the accounting policy, based on the type of payments received, are set out below. Under IFRS 15, revenue is recognized as or when a customer obtains control of the services. Determining the timing of the transfer of control - at a point in time or over time - requires judgment. 82

Type of payments received Timing of revenue recognition Revenue recognition of upfront payments Upfront payments received in connection with out-licensing arrangements are typically non-refundable fees for which the Group does not transfer a good or a service to the customer, rather the upfront payments consists of an advance payment for future services and/or an acquisition of the right to the current or future access to the underlying intellectual property of the Group. For such arrangements, the Group has determined that the promised goods and services are not distinct and are accounted for as one performance obligation. The Group recognizes revenue for this performance obligation over time using an input based method to measure its progress towards complete satisfaction of the performance obligation. Revenue recognition of milestone payments Milestone payments received in connection with out-licensing or other arrangements are typically non-refundable fees entitling the Group to a right to payment upon such milestone being met. At that time, the customer has typically acquired the right to use the underlying intellectual property or additional knowledge about drug candidate(s), without any remaining performance obligation of the Group. Considering the uncertainty surrounding the outcome of such development activities, the revenue is consequently recognized at a point in time, when the milestone is reached. At this stage it is highly probable that a reversal of the cumulative revenue will not occur. Revenue recognition of payments received for development options exercises Development option payments received in connection with out-licensing arrangements are typically non-refundable fees entitling the Group to a right to payment upon such option being exercised. At that time, the customer has typically acquired the right to use the underlying intellectual property, without any remaining performance obligations of the Group. Considering the fact that the exercise of any option is outside the control of the Group, revenue for options that provide the right to use is recognized at a point in time at the effective exercise of the option. At this stage it is highly probable that a reversal of the cumulative revenue will not occur. Revenue recognition for reservation fees Reservation fees received are typically non-refundable fees. The timing of revenue recognition depends on whether development of the final drug is successful. If development is successful, revenue will be recognized when the related reservation right is exercised or lapses (as the exercise of any reservation right is outside the control of the Group). Alternatively, revenue will be recognized at the point in time when the results from the research will not justify further development of the drug. At this stage it is highly probable that a reversal of the cumulative revenue will not occur. Research and development expenses Research and development expenses as disclosed in note 16 consist primarily of compensation and other expenses related to: • research and development personnel; • preclinical studies and clinical trials of the Group's product candidates, including the costs of manufacturing the product candidates; • research and services performed under collaboration agreements; 83

• research and development services outsourced to research institutions; and • attributable facility expenses, including depreciation of equipment and amortization. Internal development costs are capitalized as intangible assets only when there is an identifiable asset that can be completed that will generate probable future economic benefits, and when the cost of such an asset can be measured reliably. The Group does not currently have any such internal development costs that qualify for capitalization as intangible assets. The Group charges all research and development expenses, including internal patent filing and patent maintenance costs, to profit or loss when incurred, as the criteria for recognition as an asset are not currently met. Research and development costs incurred by either party in a collaboration agreement, which qualifies as a joint operation, are reported under research and development expenses. The Company may either receive an invoice from or issue an invoice to a collaboration partner, therefore the cost may include a reduction of cost if they are refunded by the collaboration partner. Open receivables related to the research and development agreement are presented as trade receivables. 3. Financial risk management Financial risk factors The Group is subject to risks common to companies in the biopharmaceutical industry, including, but not limited to, uncertainties regarding the effectiveness and safety of new drugs, new and unproven technologies, development process and outcome of clinical trials, rigorous governmental regulation and uncertainty regarding regulatory approvals, long product development cycles, continuing capital requirements to fund research and development, history of operating losses and uncertainty of future profitability, uncertainty regarding commercial success and acceptance, third party reimbursements, uncertainties regarding patents and legally protected products or technologies, uncertainty regarding third party intellectual property rights, dependence on third parties, dependence on publicly available scientific findings and research data, lack of experience with production facilities, dependence on third party manufacturers and service providers, competition, concentration of operations, product liability, dependence on important employees, environment, health, data protection and safety, lack of experience in marketing and sales, litigation, currency fluctuation risks and other financial risks, volatility of market value, as well as limited liquidity and shares eligible for future sale. The Group is developing several products currently not generating constant revenue streams which results in volatile cash flow from operating activities. Currently and in the periods presented, the Group’s revenues stem mainly from irregular and difficult to predict income from product out- licensing, milestone payments and fees from R&D collaboration agreements. This will likely remain the same at least until the first product reaches the market on the Group’s own or through a partner. This results in a lack of regular positive operating cash flow, which may expose the Group to financing risks in the medium-term. Furthermore, management has taken actions to manage financial risks, such as foreign exchange risk and liquidity risk. Molecular Partners conducts research and development activities primarily in Switzerland, the European Union and the United States. As a result, the Group is exposed to a variety of financial risks, such as foreign exchange rate risk, credit risk, liquidity risk, cash-flow and interest rate risk. The Group’s overall financial risk management program focuses on the unpredictability of financial 84 markets and seeks to minimize potential adverse effects on the financial performance of the Group. Further details are disclosed under note 25. Capital management The Group is not regulated and not subject to specific capital requirements. The amount of equity depends on the Group’s funding needs and statutory capital requirements. The Group monitors capital periodically on an interim and annual basis. From time to time, the Group may take appropriate measures or propose capital increases to its shareholders to ensure the necessary capital remains intact. The Group did not have any short-term or long-term debt outstanding as of December 31, 2025 and 2024. 4. Accounting estimates and judgments The Group’s accounts are prepared on a going concern basis. The preparation of the consolidated financial statements in conformity with IFRS requires that management and the Board of Directors make estimates and assumptions which affect the amounts of the assets and liabilities, contingent liabilities, as well as the income and expenses reported in the consolidated financial statements. These estimates take into consideration historic experience as well as developments in the economic circumstances and are further based on management’s best knowledge of current events and actions that the Group may undertake in the future. These estimates are subject to risks and uncertainties. The actual results can deviate from these estimates. 5. Revenue and entity-wide disclosures The Group assesses and estimates the progress of its projects with alliance partners at each reporting date. Co-development Agreement with Orano Med On January 5, 2024, the Group announced it entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio Darpin Therapies (RDT). Under the terms of the co- development agreement, Molecular Partner’s RDT target DLL3 (delta-like ligand 3) will be included in the collaboration with Orano Med. which was further amended in October 2024 to include four programs. DLL3 as a RDT target will be exclusively developed by Molecular Partners and OranoMed. Molecular Partners maintains the option to explore DLL3 for targeted therapy outside of the radiotherapy space. Both companies commit to sharing the cost of preclinical and clinical development with additional commitments to supply of their respective materials. The cost sharing in 2025 results in a net reduction in cost of CHF 2.3 million whereas in 2024 the cost sharing resulted in a net expense of CHF 0.6 million both reported under research and development expenses in the consolidated statement of profit or loss and comprehensive income. In January 2025 Orano Med and Molecular Partners signed an expansion agreement to the initial co-development agreement. The terms of the expansion agreement include the development of an additional six targeted alpha therapeutics candidates, now representing a total of ten potential programs between the two companies. Molecular Partners will lead development of the additional six programs, subject to a royalty arrangement, and include an option for Orano Med to move two 85 of the six programs into a 50/50 co-development where Orano Med will hold commercialization rights. License and Collaboration Agreement with Novartis in the Area of DARPIN-Conjugated Radioligand Therapies, or the Novartis Radioligand Agreement On December 14, 2021, the Group entered into a License and Collaboration Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. The Group was eligible to invoice Novartis for its employee-related expenses associated with the research activities. The Group identified one combined performance obligation consisting of the license and the research activities to be provided. Revenue related to the upfront payment of USD 20.0 million (CHF 18.6 million) received from Novartis, was recognized over time in line with the progress made over the duration of the contractually agreed research plan. Progress towards completion of the research plan was based on the cost-based method and was measured by employee costs on the related research activities as specified in the agreement relative to the total employee costs estimated to be incurred. During 2025, the Group recognized no revenue under this agreement (2024 total revenue of CHF 5.0 million, 2023 total revenue of CHF 7.0 million). The collaboration activities have come to an end in Q3 2024. As per contract terms, the research collaboration agreement came to a close in March 2025. Novartis Option and Equity Rights Agreement In October 2020, the Group entered into the Option and Equity Rights Agreement with Novartis, granting Novartis the exclusive option to in-license global rights in relation to MP0420 (ensovibep). Ensovibep License Agreement In January 2022, following positive Phase 2 clinical trial results, Novartis exercised its option for ensovibep, triggering a milestone payment of CHF 150 million to the Group, which was received in 2022. In January 2023, Novartis informed the Group that it has submitted a request to withdraw, with an effective date of January 25, 2023 the Emergency Use Authorization (EUA) application from the U.S. Food and Drug Administration (FDA) for ensovibep. Ensovibep is not presently in clinical development. On January 5, 2024, Novartis has agreed the termination of the License Agreement for ensovibep, previously under investigation for the treatment of SARS Cov-2, and Novartis has returned the rights to the ensovibep program to the Company. Clinical work on the ensovibep program ended in 2022, and the program remains terminated. No revenue was recorded during 2025. During the years ended 2024 and 2023, the Group recognized revenues as disclosed in the table below. Revenues in the table below are attributable to individual countries and are based on the location of the Group's alliance partner. 86

Revenue by country

in CHF thousands, for the years ended December 31	2025	2024	2023
Revenues Switzerland	—	4,970	7,038
Total Revenues	**—**	**4,970**	**7,038**

Analysis of revenue by major alliance partner

in CHF thousands, for the years ended December 31	2025	2024	2023
Novartis AG, Switzerland	—	4,970	7,038
Total Revenues	**—**	**4,970**	**7,038**

6. Property, plant and equipment

in CHF thousands	Lab equipment	Office equipment	IT hardware	Right-of-use assets	Leasehold improvements	Total
2025						
Cost						
At January 1, 2025	10,002	764	1,448	9,616	633	22,463
Additions	662	—	52	2,414	—	3,128
Disposals	(61)	—	(427)	—	—	(488)
At December 31, 2025	**10,602**	**764**	**1,074**	**12,030**	**633**	**25,103**
Accumulated depreciation						
At January 1, 2025	(8,658)	(645)	(1,242)	(7,215)	(504)	(18,265)
Depreciation charge for the year	(601)	(54)	(176)	(1,201)	(66)	(2,097)
Disposals	61	—	427	—	—	488
At December 31, 2025	**(9,198)**	**(699)**	**(991)**	**(8,416)**	**(570)**	**(19,874)**
Carrying amount at December 31, 2025	**1,405**	**65**	**83**	**3,614**	**63**	**5,229**

The right-of-use assets relate to the facilities the Group is leasing in Schlieren, Switzerland. The Group exercised the option to extend the lease on its facilities in Schlieren by two years with a new lease term ending December 31, 2028.

87

in CHF thousands	Lab equipment	Office equipment	IT hardware	Right-of-use assets	Leasehold improvements	Total
2024						
Cost						
At January 1, 2024	9,740	723	1,311	9,616	633	22,023
Additions	356	145	204	—	—	705
Disposals	(94)	(104)	(67)	—	—	(265)
At December 31, 2024	**10,002**	**764**	**1,448**	**9,616**	**633**	**22,463**
Accumulated depreciation						
At January 1, 2024	(8,068)	(700)	(1,125)	(6,015)	(434)	(16,342)
Depreciation charge for the year	(684)	(49)	(184)	(1,200)	(70)	(2,188)
Disposals	94	104	67	—	—	265
At December 31, 2024	**(8,658)**	**(645)**	**(1,242)**	**(7,215)**	**(504)**	**(18,265)**
Carrying amount at December 31, 2024	**1,344**	**119**	**206**	**2,401**	**128**	**4,198**

88

7. Intangible assets in CHF thousands Software 2025 Cost At January 1, 2025 2,303 Disposals (58) At December 31, 2025 2,244 Accumulated amortization At January 1, 2025 (2,254) Amortization charge for the year (46) Disposals 58 At December 31, 2025 (2,242) Carrying amount at December 31, 2025 2 in CHF thousands Software 2024 Cost At January 1, 2024 2,296 Additions 18 Disposals (11) At December 31, 2024 2,303 Accumulated amortization At January 1, 2024 (2,084) Amortization charge for the year (181) Disposals 11 At December 31, 2024 (2,254) Carrying amount at December 31, 2024 49 89

8. Financial instruments in CHF thousands Financial assets at amortized costs 2025 Cash and cash equivalents 82,653 Trade receivables 253 Accrued income 71 Short-term time deposits 10,405 Balance at December 31 93,382 2024 Cash and cash equivalents 63,874 Trade receivables 286 Accrued income 276 Short-term time deposits 85,565 Balance at December 31 150,001 The above mentioned amounts were neither past due nor impaired at the end of the respective reporting period. Please also see note 25. in CHF thousands Financial liabilities at amortized cost 2025 Trade payables 937 Accrued project costs and royalties 2,268 Lease liabilities 3,644 Other non-employee related accrued expenses 453 Balance at December 31 7,302 2024 Trade payables 679 Accrued project costs and royalties 2,057 Lease liabilities 2,444 Other non-employee related accrued expenses 551 Balance at December 31 5,731 The carrying amount of financial assets and financial liabilities not measured at fair value (except for lease liabilities) is a reasonable approximation of fair value. 90

9. Other current assets in CHF thousands 2025 2024 Prepayments 1,914 2,249 Accrued income 71 276 Balance at December 31 1,985 2,525 Accrued income relates to interest income accrued on the Group's balances of cash and cash equivalents and short-term time deposits. 10. Trade and other receivables in CHF thousands 2025 2024 Trade receivables 253 286 Value added tax 895 470 Withholding tax 605 1,484 Other receivables 81 77 Balance at December 31 1,834 2,317 Trade receivables are denominated in the following currencies: in CHF thousands 2025 2024 EUR 253 286 Balance at December 31 253 286 11. Cash and cash equivalents and short-term time deposits in CHF thousands 2025 2024 Cash at bank in CHF 69,624 54,127 Cash at bank in EUR 292 2,812 Cash at bank in USD 12,660 6,695 Cash at bank in GBP 77 240 Total cash at bank at December 31 82,653 63,874 Short-term time deposits in CHF — 47,500 Short-term time deposits in USD 10,405 38,065 Total short-term deposits at December 31 10,405 85,565 All short-term time deposits at December 31, 2025 and 2024 were held with Swiss banks. As of December 31, 2025, the deposits denominated in USD contained two positions with two banks. As of December 31, 2024, there were five deposits denominated in CHF with three banks, where the short-term time deposits denominated in USD contained five positions with three banks. Please refer to note 25. 91

12. Shareholders’ equity Classes of share capital Ordinary share capital On December 31, 2025, the Company’s issued share capital amounted to CHF 4,037,464 divided into 40,374,641 fully paid registered shares with a par value of CHF 0.10 each. Ordinary shares are entitled to one vote per share and rank equally with regard to the Company's residual assets and dividends (if any should be declared in the future). Ordinary shares Shares in issue at December 31, 2022 36,044,706 Issued in relation to vesting of PSU, RSU and options 309,591 Shares in issue at December 31, 2023 36,354,297 Issued in relation to capital raise in October 2024 3,642,988 Issued in relation to vesting of PSU, RSU and options 365,810 Shares in issue at December 31, 2024 40,363,095 Issued in relation to vesting of PSU and RSUs 11,546 Shares in issue at December 31, 2025 40,374,641 The Company’s share capital registered with the Swiss Commercial Register on December 31, 2025 amounted to CHF 4,036,310 divided into 40,363,095 fully paid up registered shares with a par value of CHF 0.10 per share. The capital increase in 2025 triggered by the vesting of Performance Share Units ("PSU") from PSU Plans 2021, 2022 and 2023 were registered with the Commercial Register on January 22, 2026. Capital range On December 31, 2025, the Company had a capital range from CHF 3,672,011 (lower limit) to up to CHF 5,489,726 (upper limit). On January 22, 2026, the upper limit of the capital range increased to CHF 5,490,880 and the lower limit increased to CHF 3,673,165 as a result of the share capital increase out of conditional share capital registered with the Commercial Register. The Board of Directors is authorized to increase or reduce the share capital within the capital range once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until April 17, 2029 or until an earlier expiry of the capital range. As approved by the annual general meeting on April 17, 2024 and in line with the Swiss corporate law reform, the capital range replaced the previous authorized share capital. Conditional share capital As of December 31, 2025 the Company’s share capital was allowed to be increased by an amount not to exceed CHF 362,264 (taking into account the 11,546 registered shares already issued out of the conditional capital as of December 31, 2025, but not yet registered in the commercial register) through the issuance of up to 3,622,644 fully paid up shares with a par value of CHF 0.10 per share through the direct or indirect issuance of shares, options or preemptive rights granted to employees, members of the Board of Directors or members of any advisory boards as approved. During 2025, the share capital was increased out of this conditional capital for employee participation (Article 3b of the Articles of Association). As a result, the available conditional capital for employee participation decreased by CHF 1,155 from CHF 363,419 to CHF 362,264. 92

In addition, the share capital may be increased by an amount not to exceed CHF 226,087 through the issuance of up to 2,260,870 fully paid up shares with a par value of CHF 0.10 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted to shareholders or third parties alone or in connection with bonds, notes, options, warrants or other securities or contractual obligations by or of the Company. During 2025, this conditional capital for financing transactions and other purposes (Article 3c of the Articles of Association) remained unchanged. In 2025 the cash proceeds from the vesting of Performance Share Units (“PSU”) and Restricted Share Units ("RSU"), amounted to CHF 63,266, of which 1,155 related to the issuance of new shares (conditional share capital). During 2024 and 2023 CHF 36,581 and CHF 30,959 respectively, all resulted from the issuance of new shares (conditional share capital) or proceeds from vesting under the LTI plan. Treasury shares In August 2022, the Company issued 3,500,000 common shares at par value CHF 0.10 per share. The shares were fully subscribed for by Molecular Partners Inc., a fully owned subsidiary of the Company. As of December 31, 2025 the Company held 2,962,973 treasury shares (2024 and 2023: 3,500,000). The total amount presented as Treasury shares reserve in 2024 in the consolidated statement of financial position, is comprised of CHF 350,000 of the nominal value of the treasury shares and CHF 631,336 of transaction costs incurred directly related to the issuance. The amount of CHF 350,000 was a non-cash transaction for the Company. During 2025 treasury shares withheld to cover social security and tax liabilities for vesting events are revaluated with the share price at the vesting day. In CHF thousands Number of Treasury shares Average price in CHF Total TCHF value As of January 1, 2025 3,500,000 0.28 981 Shares vested under the PSU program (599,642) 0.28 (168) Shares withheld to cover social security and tax liabilities 88,790 3.41 303 Shares vested under the RSU program (33,015) 0.28 (9) Shares withheld to cover social security and tax liabilities 6,840 3.28 22 Shares as of December 31, 2025 2,962,973 0.38 1,129 The 95,630 shares were withheld from vested awards to cover employees’ and Board of Directors income tax and social security contributions. There was no movement in treasury shares during 2024 and 2023. 93

13. Trade and other payables in CHF thousands 2025 2024 Trade payables 937 679 Social security 828 1,177 Other payables 1 3 Balance at December 31 1,767 1,859 Trade payables are denominated in the following currencies: in CHF thousands 2025 2024 CHF 527 361 EUR 215 187 USD 171 76 GBP 23 55 Balance at December 31 937 679 In addition to the above-mentioned current trade and other payables, the Company has non- current trade and other payables of TCHF 160 (2024: TCHF 0). 14. Accrued expenses in CHF thousands 2025 2024 Accrued project costs and royalties 2,268 2,057 Accrued payroll, bonuses and restructuring 2025 5,330 5,068 Other 456 584 Balance at December 31 8,055 7,709 15. Contract liability During 2024 the Group concluded the revenue recognition of the upfront fee accounted for in the year 2021 under the Novartis Radioligand Agreement. No revenue was recognized during 2025 (2024: TCHF 4,333). There is no remaining balance as of December 31, 2025 (2024: TCHF 0). 94

16. Additional information on the nature of expenses

Research and development expenses

in CHF thousands	2025	2024	2023
Research consumables and external research and development expenses	(11,171)	(17,529)	(15,892)
Personnel expenses [(1)], see also note 18	(24,917)	(26,735)	(28,376)
Depreciation and amortization	(1,774)	(1,950)	(2,053)
Intellectual property	(504)	(515)	(853)
Facility expenses	(1,056)	(1,100)	(940)
Other research and development expenses	(763)	(765)	(660)
Royalties and license fees, see also note 17	(10)	(10)	(10)
Total year ended December 31	**(40,194)**	**(48,604)**	**(48,784)**

Selling, general and administrative expenses

in CHF thousands	2025	2024	2023
Personnel expenses [(2)], see also note 18	(9,787)	(10,961)	(11,640)
Other administrative expenses	(5,006)	(6,118)	(7,283)
Depreciation and amortization	(371)	(419)	(367)
Facility expenses	(78)	(85)	(72)
Total year ended December 31	**(15,241)**	**(17,583)**	**(19,362)**

Restructuring expenses, see also note 26

in CHF thousands	2025	2024	2023
Personnel expenses [(3)], see also note 18	(2,496)	—	—
Other restructuring expenses	(193)	—	—
Total year ended December 31	**(2,689)**	—	—

Total operating expenses	**(58,124)**	**(66,187)**	**(68,146)**

(1) Research and development non-cash effective pension and share-based compensation costs were TCHF 2,132 in 2025, TCHF 1,833 in 2024 and TCHF 3,447 in 2023.

(2) Selling, general and administrative non-cash effective pension and share-based compensation costs were TCHF 1,653 in 2025, TCHF 1,586 in 2024 and TCHF 2,260 in 2023.

(3) Restructuring non-cash effective pension and share-based compensation costs were TCHF 142 in 2025 (2024:TCHF 0 and 2023: TCHF 0).

17. Royalties and license fees

The Group holds a non-exclusive perpetual license from the University of Zurich on patent applications and patents relating to Phage Display technology. The amount payable by the Group is CHF 10,000 per annum.

95

18. Personnel expenses

in CHF thousands	2025	2024	2023
Salaries	(26,442)	(27,031)	(27,022)
Share-based compensation (non-cash effective)	(4,419)	(4,105)	(5,207)
Pension costs	(1,599)	(1,467)	(2,632)
Social security costs	(2,407)	(2,449)	(2,201)
Other personnel expenses	(2,525)	(2,644)	(2,954)
Total year ended December 31	**(37,392)**	**(37,696)**	**(40,016)**

Full-time equivalents and head count	**2025**	**2024**	**2023**
Average number of full-time equivalents	151.8	161.7	167.8
Full-time equivalents at year end	134.0	158.5	167.5
Headcount at year end	149	174	182

18.1 Pension costs and liabilities

in CHF thousands	2025	2024
Defined benefit pension plans		
Actuarial assumptions		
Discount rate at January 1	1.00 %	1.50 %
Discount rate at December 31 [1]	1.25 %	1.00 %
Future salary increases at December 31	2.00 %	2.00 %
Mortality tables	BVG2020 GT	BVG2020 GT
Date of last actuarial valuation	31.12.2025	31.12.2024
Reconciliation of the amount recognized in the statement of financial position		
Defined benefit obligation at December 31	63,767	58,210
Fair value of plan assets at December 31	55,926	53,690
Net defined benefit liability at December 31 [2]	**7,841**	**4,520**
Components of defined benefit cost in profit or loss		
Current service cost (employer)	2,607	2,662
Curtailment [6]	(1,187)	—
Past service cost [5]	101	(1,297)
Interest expense on defined benefit obligation	659	836
Interest income on plan assets	(611)	(761)
Administrative cost excl. cost for managing plan assets	29	27
Defined benefit cost recognized in profit or loss	**1,599**	**1,467**
thereof service cost and administrative cost	1,551	1,393
thereof net interest expense on the net defined benefit liability	48	74

96

Reconciliation of net defined benefit liability Net defined benefit liability at January 1 4,520 4,720 Defined benefit cost recognized in profit or loss (3) 1,599 1,467 Remeasurement of net pension liabilities 3,814 485 Contributions by the employer (3) (2,091) (2,153) Net defined benefit liability at December 31 (2) 7,841 4,520 Reconciliation of defined benefit obligation Defined benefit obligation at January 1 58,210 56,347 Interest expenses on defined benefit obligation 659 836 Current service cost (employer) 2,607 2,662 Contributions by plan participants 1,319 1,352 Benefits (paid)/deposited (3,250) (5,210) Curtailment (6) (1,187) — Past service cost 101 (1,297) Administrative cost (excl. cost for managing plan assets) 29 28 Actuarial (gain)/loss on defined benefit obligation 5,278 3,492 Defined benefit obligation at December 31 63,767 58,210 Reconciliation of amount recognized in OCI Actuarial (gain) / loss on changes in financial assumptions 3,145 3,708 Actuarial (gain) / loss on changes in demographic assumptions — — Actuarial (gain) / loss arising from experience adjustments 2,133 (216) Actuarial (gain)/loss on defined benefit obligation 5,278 3,492 Return on plan assets excluding interest income (1,464) (3,007) Remeasurement of net pension liabilities 3,814 485 Reconciliation of fair value of plan assets Fair value of plan assets at January 1 53,690 51,627 Interest income on plan assets 611 761 Contributions by the employer 2,091 2,153 Contributions by plan participants 1,319 1,352 Benefits (paid)/deposited (3,250) (5,210) Return on plan assets excl. interest income 1,464 3,007 Fair value of plan assets at December 31 55,926 53,690 Best estimate of contributions of next year Contributions by the employer 1,804 2,128 Plan asset classes Cash and cash equivalents 8,022 7,254 Equity instruments 24,534 23,455 Debt instruments (e.g. bonds) 10,887 10,391 Real estate funds 1,667 2,086 Others 1,250 1,961 in CHF thousands 2025 2024 97

in CHF thousands	2025	2024
Total plan assets at fair value (quoted market price)	**46,359**	**45,147**
Others	9,567	8,543
Total plan assets at fair value (non-quoted market price)	**9,567**	**8,543**
Total plan assets at fair value at December 31	**55,926**	**53,690**
Total plan assets at fair value at December 31	**55,926**	**53,690**
thereof entity's own transferable financial instruments	—	—
thereof property occupied or other assets used by the entity	—	—
Sensitivity [(4)]		
Defined benefit obligation at December 31 with discount rate -0.25%	66,299	60,728
Defined benefit obligation at December 31 with discount rate +0.25%	61,417	55,875
Defined benefit obligation at December 31 with interest rate on retirement savings capital -0.25%	62,838	57,297
Defined benefit obligation at December 31 with interest rate on retirement savings capital +0.25%	64,723	59,149
Defined benefit obligation at December 31 with salary increases -0.25%	63,361	57,785
Defined benefit obligation at December 31 with salary increases +0.25%	64,179	58,623
Defined benefit obligation at December 31 with life expectancy +1 year	64,665	59,058
Defined benefit obligation at December 31 with life expectancy -1 year	62,865	57,360
Maturity profile of defined benefit obligation		
Weighted average duration of defined obligation in years at December 31	15.5	16.8
Weighted average duration of defined obligation in years at December 31 for active members	15.3	16.7
Weighted average duration of defined obligation in years at December 31 for pensioners	17.2	17.9

(1) Discount rates are based on industry benchmarks with a duration consistent with the weighted average duration of defined benefit obligation.

(2) In liabilities for employee benefits, as presented in the consolidated statement of financial position included are also TCHF 306 (2024: TCHF 359; 2023: TCHF 343) for accrued sabbatical cost.

(3) The sum of these two positions represent the non-cash effective pension costs recognized in the profit and loss section of the consolidated statement of profit or loss and other comprehensive result of which TCHF 385 are research and development costs (2024: TCHF 532; 2023: TCHF 390) and TCHF 108 are selling, general and administrative costs (2024: TCHF 154; 2023: TCHF 110).

(4) For the most important parameters which influence the pension obligation of the Company a sensitivity analysis was performed. The discount rate and the assumption for salary increases were modified by a certain percentage value. Sensitivity on mortality was calculated by changing the mortality with a constant factor for all age groups. With this procedure the Company could change the longevity for most of the age categories by one year longer or shorter than the baseline value.

(5) Adjustments to past service cost mainly result from plan amendments in compulsory defined benefit plan with VSAO.

(6) The curtailment event is caused by our restructuring event in June 2025. See note 26 for further information.

98

The table below presents the amounts that are reflected in the statement of comprehensive income for the periods indicated: in CHF thousands 2025 2024 2023 Components of defined benefit cost in profit or loss Current service cost (employer) 2,607 2,662 2,507 Curtailment (6) (1,187) — — Past service cost (5) 101 (1,297) 43 Interest expense on defined benefit obligation 659 836 1,182 Interest income on plan assets (611) (761) (1,126) Administrative cost excl. cost for managing plan assets 29 27 26 Defined benefit cost recognized in profit or loss 1,599 1,467 2,632 thereof service cost and administrative cost 1,551 1,393 2,576 thereof net interest expense on the net defined benefit liability 48 74 56 Reconciliation of amount recognized in OCI Actuarial (gain) / loss on changes in financial assumptions 3,145 3,708 3,644 Actuarial (gain) / loss on changes in demographic assumptions — — (10) Actuarial (gain) / loss arising from experience adjustments 2,133 (216) (1,000) Actuarial (gain)/loss on defined benefit obligation 5,278 3,492 2,634 Return on plan assets excluding interest income (1,464) (3,007) (659) Remeasurement of net pension liabilities 3,814 485 1,975 99

18.2 Share-based compensation 18.2.1 Long Term Incentive (“LTI”) Plans: Restricted Share Units ("RSU'') and Performance Share Units ("PSU") • LTI plans 2021 established in March 2021 • LTI plans 2022 established in March 2022 • LTI plans 2023 established in March 2023 • LTI Plans 2024 established in March 2024 • LTI Plans 2025 established in March 2025 Under the LTI plans, members of the Board of Directors are eligible to be granted RSUs, whereas members of the Management Board and other employees are eligible to be granted PSUs. RSUs are contingent rights to receive a certain number of shares of the Company at the end of a three-year blocking period. The number of RSUs per plan participant is a function of the approved CHF amount per position divided by the fair value of each RSU as at the grant date. In certain circumstances, including a change of control, a full or partial accelerated vesting of the RSUs may occur. RSUs vest over a one-year period from date of grant. PSUs are contingent rights to receive a variable number of shares of the Company. Since 2021, PSUs granted to employees (except for members of the Management Board) will vest in three tranches of one third each. The first tranche of the PSUs shall vest on the first anniversary of the grant date, the second tranche on the second anniversary of the grant date and the third tranche on the third anniversary of the grant date. For the members of the Management Board PSUs will vest at the end of a three year cliff-vesting period. The number of PSUs per plan participant is a function of the approved CHF amount per position divided by the fair value of each PSU as of the grant date. While the PSUs are designed to let the beneficiaries participate in the long-term share price development, the number of shares to be earned in relation to a PSU also depends on the achievement of pre-defined corporate goals for the respective year. Accordingly, the number of shares to be issued based on the PSUs can be between zero and 150% of the number of PSUs granted. Even after the determination of goal achievement, participants may lose their entitlements in full or in part depending on certain conditions relating to their employment. In certain circumstances, including a change of control, a full or partial accelerated vesting of the PSUs may occur. The LTI plans are issued annually, which allows the Board of Directors to review the terms and determine the targets on an annual basis. Employees generally receive the grants on April 1 of each calendar year, or for new employees on the first day of the calendar quarter after the start of their employment. Members of the Management Board and the Board of Directors receive the annual grants after the approval of the ordinary shareholders’ meeting. As of December 31, 2025, 2,918,458 PSUs and 504,543 RSUs were outstanding. As of December 31, 2024, 2,247,267 PSUs and 345,798 RSUs were outstanding. 100

18.2.2 Conditions attached to and measurement of fair values of equity-settled share-based payment arrangements

The following table provides the conditions as well as the inputs used in the measurement of the values at grant dates:

RSU/PSU, conditions and assumptions	2025	2024
Nature of arrangement	Grant of PSU/RSU	Grant of PSU/RSU
Grant date RSU	April 16, 2025	April 17, 2024
Grant dates PSU	Jan 1 - Oct 1	Jan 1 - Oct 1
Number of RSU granted	191,760	192,639
Number of PSU granted	1,814,004	1,690,241
Weighted average exercise price (CHF)	0.10	0.10
Share price (CHF)	2.90 - 4.06	3.38 - 6.57
Vesting period for RSU (years)	1.00	1.00
Full contractual life for RSU (years)	3.00	3.00
Vesting period for PSU (years), Management Board	3.00	3.00
Vesting period for PSU (years), employees excluding Management Board	3.00 (pro-rata annual vesting)	3.00 (pro-rata annual vesting)
Full contractual life for PSU (years)	3.00	3.00
Settlement	Common Shares	Common Shares
Expected volatility on Common shares	59.10 - 70.46	66.87 - 72.79
Risk-free interest rate p. a. (%) / CHF SARON / Common shares	0.35 - 1.30	1.47 - 1.65
Expected volatility on NBI	19.74 - 21.89	21.93 - 23.14
Risk-free interest rate p. a. (%) / USD CME Term SOFR / NBI	3.63 - 4.18	3.82 - 5.21
Expected volatility on SPI	12.07 - 13.28	12.72 - 13.07
Risk-free interest rate p. a. (%) / CHF SARON / SPI	0.35 - 1.30	1.47 - 1.65
Expected dividend (CHF)	—	—
Weighted average fair value of rights granted (CHF)	3.15	3.43
Latest expiry date	Sep 30, 2028	Sep 30, 2027
Valuation model	Monte Carlo	Monte Carlo

Additional comments:

- Expected volatility: Historical share prices of the Company have been used.
- The indices, Nasdaq Biotechnology Index ('NBI") and Swiss performance Index ("SPI") are used as inputs in determining the fair values for the 2024 and 2025 PSU Plans.

101

The movements in the number of all issued RSUs, PSUs and share options are as follows:

Share option / PSU / RSU movements	Total (numbers)	Weighted average exercise price (CHF)	Options (numbers)	Weighted average exercise price (CHF)	PSU/RSU (numbers)	Weighted average exercise price (CHF)
Balance outstanding at December 31, 2023	**1,812,766**	**1.16**	**282,105**	**6.89**	**1,530,661**	**0.10**
Granted	1,882,880	0.10	—	—	1,882,880	0.10
(Performance adjustment) [1]	(259,442)	0.10	—	—	(259,442)	0.10
(Forfeited) [2]	(195,725)	0.10	—	—	(195,725)	0.10
(Expired)	(281,604)	6.89	(281,604)	6.89		—
(Exercised options, vested PSU / RSU) [3]	(365,810)	0.10	(501)	6.94	(365,309)	0.10
Balance outstanding at December 31, 2024	**2,593,065**	**0.10**	**—**	**—**	**2,593,065**	**0.10**
Granted	2,005,764	0.10	—	—	2,005,764	0.10
(Performance adjustment) [1]	(315,797)	0.10	—	—	(315,797)	0.10
(Forfeited) [2]	(215,828)	0.10	—	—	(215,828)	0.10
(Expired)	—	—	—	—		—
(Exercised options, vested PSU / RSU) [3]	(644,203)	0.10	—	—	(644,203)	0.10
Balance outstanding at December 31, 2025	**3,423,001**	**0.10**	**—**	**—**	**3,423,001**	**0.10**

[1] Performance adjustments indicate forfeitures due to non-market performance conditions not achieved

[2] Forfeited due to service conditions not fulfilled

[3] The weighted average share prices at the dates of exercising options during the year 2024 amounted to CHF 7.00. There were no options exercised in 2025.

The following table applies to all PSUs and RSUs outstanding at December 31, 2025:

Exercise price	PSU/RSU	Remaining life
CHF	**(number)**	**(years)**
PSU/RSU		
0.10	3,423,001	1.3
Total	**3,423,001**	

102

The following table applies to all PSUs and RSUs outstanding at December 31, 2024: Exercise price CHF PSU/RSU (number) Remaining life (years) PSU/RSU 0.10 2,593,065 1.4 Total 2,593,065 The non-cash costs for share-based payments recognized in the statement of comprehensive income can be attributed to the Group’s two functions as follows: in CHF thousands 2025 2024 2023 Research and development 2,517 2,365 3,057 Selling, general and administrative 1,760 1,740 2,150 Total year ended December 31 4,277 4,105 5,207 In addition there are non-cash cost for share-based payments of TCHF 142 recognized under restructuring expenses. See note 26. 19. Financial income and financial expense Financial income in CHF thousands 2025 2024 2023 Interest income on financial assets held at amortized costs 1,522 3,384 4,279 Net foreign exchange gain — 3,830 — Total year ended December 31 1,522 7,214 4,279 Financial expense in CHF thousands 2025 2024 2023 Net foreign exchange loss (5,013) — (5,106) Negative interest on financial assets held at amortized costs — (1) — Interest expense on leases (18) (24) (34) Other financial expenses (15) (13) (15) Total year ended December 31 (5,047) (38) (5,155) 103

20. Income Taxes Current taxes The Company generated taxable losses in 2025, same as in 2024 and 2023. Any potential future taxable income would be subject to Swiss federal, cantonal and communal income taxes. The Company did not have to pay or accrue any income taxes during these reporting periods due to tax loss carryforwards. The Company’s applicable income tax rate (after tax) for the year 2025 is 19.3% (2024: 19.3%; 2023: 19.4%). Molecular Partners Inc., which is incorporated in the United States in the State of Delaware, is subject to statutory U.S. federal corporate income taxes and minimal state taxes for Massachusetts and New York. For the year ended December 31, 2025, current income tax expense of TCHF 2.3 (or in thousands of US Dollars ("TUSD") 2.0) was recognized by the Group's U.S. based subsidiary for estimated U.S. tax obligations of the subsidiary based on intra-Group activity (for the year ended December 31, 2024: tax expense of TCHF 2.2 (TUSD 2.5) and for the year ended December 31, 2023: tax expense of TCHF 0 (TUSD 1). The tax expense amount comprises of the sum of the minimal taxes payable for federal taxes and for the various states in which Molecular Partners Inc. is liable for taxes. The applicable income tax rates are 21% U.S. federal tax plus 8.00% state tax (Massachusetts) and 6.50% (New York). Deferred taxes The Company's net operating loss amounted to TCHF 57,854 in 2025,TCHF 50,643 in 2024, and TCHF 56,285 in 2023. The cumulative tax losses as of December 31, 2025 of TCHF 252,980 may be used as tax loss carry forwards to offset future taxable income over a period of seven years. No deferred tax assets have been recognized for these tax loss carry forwards, because as of December 31, 2025, it was not considered probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g., pension liabilities under IAS 19 for a total of TCHF 7,841, see also note 18.1) due to the tax losses carried forward. Income tax expense has been calculated for the year ending December 31, 2025, based on the effective income tax rate expected for the full financial year, being 0% on December 31, 2025, as the Company's net result is negative (2024: 0%, 2023: 0%). Given the facts above, as well as the fact that the Company incurred no significant tax expense in the reporting periods presented, a numerical reconciliation of the effective tax rate is not provided. The primary reconciling item is the effect of unrecognized deferred tax assets for tax losses and deductible temporary differences. 104

The following table shows the expiry of tax loss carry forwards for the Company, for which no deferred tax asset was recognized:

in CHF thousands	2025	2024
2027	(29,566)	(29,566)
2028	(58,632)	(58,632)
2030	(56,285)	(56,285)
2031	(50,643)	(50,643)
2032	(57,854)	—
Total tax loss carry forwards as at December 31	**(252,980)**	**(195,126)**

21. Earnings per share

Basic earnings per share is calculated by dividing the net result attributable to the shareholders of the Company by the weighted average number of shares issued and outstanding during the reporting period, excluding any shares held as treasury shares. Diluted earnings per share additionally takes into account the potential conversion of all dilutive potential ordinary shares.

	2025	2024	2023
Weighted average number of shares used in computing basic earnings per share	37,271,281	34,032,544	32,770,665
Weighted average number of shares used in computing diluted earnings per share	37,271,281	34,032,544	32,770,665

For the years ended December 31, 2025, 2024 and 2023 all potential ordinary shares were anti-dilutive at 3,408,013, 2,585,484 and 1,526,976 respectively.

22. Leases

The Group leases office and laboratory facilities in Schlieren, Switzerland. These leases generally have terms between 2 and 10 years and contain extension or terminations options exercisable by the Group up to one year before the end of the non-cancellable contract period. These terms are used to maximize operational flexibility in terms of managing contracts. The options to extend are held by the Company and the termination options are held both by the Company and the lessor. As of December 31, 2025, the Group exercised the option to extend the lease on its facilities in Schlieren by two years with a new lease term ending on December 31, 2028. The earliest contractual termination date for both the lessor and the Group on the major real estate lease is December 31, 2028. For information about the right-of-use assets please also see note 6.

105

Set out below are the carrying amounts of the lease liabilities and the movements during the period: in CHF thousands 2025 2024 as at January 1, 2,444 3,652 Lease extension 2,414 — Recognition of interest on lease liabilities 18 24 Payments (1,231) (1,232) Balance as at December 31, 3,644 2,444 Current 1,206 1,217 Non-current 2,438 1,227 Balance as at December 31, 3,644 2,444 The following are the expense amounts recognized in the consolidated statement of profit or loss and other comprehensive result. No expenses for leasing of low-value assets nor for short term leases were incurred for the years ended December 31, 2025, 2024 and 2023. in CHF thousands 2025 2024 2023 Depreciation on right-of-use assets 1,201 1,200 1,200 Interest expense on lease liabilities 18 24 34 Total amount recognized in profit or loss 1,218 1,224 1,234 The total cash outflow for leases for the year ended December 31, 2025 amounted to TCHF 1,231 (year ended December 31, 2024 TCHF 1,232; year ended December 31, 2023 TCHF 1,232). Contractual maturities of financial liabilities at December 31, 2025 in CHF thousands Less than 1 year Between 1 and 2 years Between 2 and 5 years More than 5 years Total contractual cash-flows Carrying Amount lease liabilities Lease liabilities 1,229 1,229 1,229 — 3,686 3,644 Contractual maturities of financial liabilities at December 31, 2024 in CHF thousands Less than 1 year Between 1 and 2 years Between 2 and 5 years More than 5 years Total contractual cash-flows Carrying Amount lease liabilities Lease liabilities 1,232 1,232 — — 2,464 2,444 106

23. Related party disclosures

Compensation costs of key management, which includes executive management and the Board of Directors, are as follows:

in CHF thousands	2025	2024	2023
Short-term employee benefits	2,810	2,644	2,761
Post-employment benefits	260	241	253
Share-based compensation	1,606	1,522	1,914
Total year ended December 31	**4,676**	**4,407**	**4,928**

24. Capital commitments

As of December 31, 2025 and December 31, 2024, the Group did not have any capital commitments.

25. Financial risk management

Foreign exchange risk

The Group's primary exposure to financial risk is due to fluctuation of exchange rates between CHF, USD and EUR. In order to reduce its foreign exchange exposure, Molecular Partners may enter into currency contracts with selected high-quality financial institutions to hedge against foreign currency exchange rate risks.

The following table demonstrates the sensitivity to a reasonably possible change in exchange rates for the Group's main foreign currencies, USD and EUR, with all other variables held constant, of the Group's result before taxes. There is no direct impact on the Group's equity.

in % and CHF thousands	Incr./Decr. exchange rate	Effect on result before tax (in TCHF)
USD Positions		
2025	+10%	2,289
	-10%	(2,289)
2024	+10%	4,468
	-10%	(4,468)
2023	+10%	4,718
	-10%	(4,718)
EUR Positions		
2025	+10%	33
	-10%	(33)
2024	+10%	291
	-10%	(291)
2023	+10%	479
	-10%	(479)

107

Interest rate risk

Molecular Partners earns interest on cash and cash equivalents, and its profit and loss may be influenced by changes in market interest rates. The Group does invest its cash balances into a variety of current and deposit accounts in three different Swiss banks to optimize interest. In addition, the Group does invest a portion of its cash into risk free money market investments in line with its treasury guidelines.

The Group strives to optimize the net balance of interest paid and interest received by monitoring the interest rates applicable over the major currencies the Group holds as well as the offered holding periods.

The following table demonstrates the sensitivity of the main currencies used in the Group, to reasonably possible changes in interest rates, with all other variables held constant, of the Group's results before tax. There is no direct impact on the Group's equity.

in % and CHF thousands	Incr./Decr. interest rate	Effect on result before tax (in TCHF)
CHF Positions		
2025	+0.5%	348
	-0.5%	(348)
2024	+0.5%	508
	-0.5%	(508)
2023	+0.5%	674
	-0.5%	(674)
USD Positions		
2025	+0.5%	115
	-0.5%	(115)
2024	+0.5%	224
	-0.5%	(224)
2023	+0.5%	235
	-0.5%	(235)

Credit risk

The maximum credit risk on financial assets corresponds to the carrying amounts of the Group's cash and cash equivalents, short-term time deposits, accrued income and receivables. The Group has not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts.

The cash and cash equivalents and short-term deposits are considered low risk and were held at Swiss banks with Standard & Poor long-term credit ratings as of December 31, 2025 of AAA (Zürcher Kantonalbank), AA+ (Luzerner Kantonalbank) and A+ (UBS) and therefore any impact resulting from the expected credit loss model is considered immaterial. Analysis performed included assessing the cumulative default rates by credit rating category and applying these rates to the cash and short-term deposit balances at reporting dates. The calculated loss allowance based on the ECL is considered immaterial.

108

The Group enters into agreements with partners that have appropriate credit history and a commitment to ethical business practices. The maximum credit risk as of the balance sheet date was as follows: Credit risk in CHF thousands 2025 2024 Cash and cash equivalents 82,653 63,874 Trade receivables 253 286 Accrued income 71 276 Short-term time deposits 10,405 85,565 Total credit risk as at December 31 93,382 150,001 Liquidity risk Liquidity risk is the risk that the Group will encounter difficulties in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s liquidity risk is considered low by management due to the financial assets at the reporting date, giving the Group a secure source of funding for its research and development activities. 26. Restructuring expense On June 10, 2025, Molecular Partners announced a planned operational efficiency initiative (“restructuring 2025”), which included a reduction in headcount within R&D. As a result 34 positions - primarily in R&D, but also in supporting functions - were impacted. For the twelve months ended December 31, 2025, the Group recognized TCHF 2,689 as an expense, of which TCHF 501 was provided for as at December 31, 2025. Of the total restructuring cost TCHF 602 related to SG&A cost and TCHF 2,087 related to R&D cost hereof TCHF142 are non-cash items related to share-based compensation costs. The remaining amount is expected to be paid out during Q1 2026. 27. Events after the balance sheet date No events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustment to the consolidated financial statements or disclosure under this heading. 109

Statutory Auditor’s Report To the General Meeting of Molecular Partners AG, Schlieren Report on the Audit of the Consolidated Financial Statements Opinion We have audited the consolidated financial statements of Molecular Partners AG and its subsidiary (the Group), which comprise the consolidated statement of financial position as at December 31, 2025, the consolidated statements of profit or loss and other comprehensive result, cash flows, and changes in equity for the year then ended, and notes to the consolidated financial statements, including material accounting policy information. In our opinion, the consolidated financial statements (pages 71 to 109) give a true and fair view of the consolidated financial position of the Group as at December 31, 2025, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS® Accounting Standards (IFRS) and comply with Swiss law. Basis for Opinion We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISA) and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession that are relevant to audits of the financial statements of public interest entities, as well as those of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), as applicable to audits of financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. We have determined that there are no key audit matters to communicate in our report. Other Information The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the Molecular Partners AG financial statements, the compensation report and our auditor’s reports thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' Responsibilities for the Consolidated Financial Statements The Board of Directors is responsible for the preparation of the consolidated financial statements, which give a true and fair view in accordance with IFRS® Accounting Standards and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISA and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Swiss law, ISA and SA-CH, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made. – Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. – Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. – Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion. We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated to the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Report on Other Legal and Regulatory Requirements In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the consolidated financial statements according to the instructions of the Board of Directors. We recommend that the consolidated financial statements submitted to you be approved. KPMG AG Simon Studer Adriana Giraldo Licensed Audit Expert Auditor in Charge Zurich, March 10, 2026 © 2026 KPMG AG, a Swiss corporation, is a group company of KPMG Holding LLP, which is a member of the KPMG global organization of independent firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Molecular Partners AG Financial Statements Balance sheet as of December 31, 2025 2024 in CHF thousands note Assets Cash and cash equivalents 3 82,584 63,690 Trade accounts receivables 4 253 286 Other short-term receivables 4 1,577 2,026 Other current assets 5 1,968 2,495 Short-term time deposits 3 10,405 85,565 Total current assets 96,787 154,062 Investments 1 — — Property, plant and equipment: - Right-of-use asset for leased office buildings 6 3,613 2,401 - Other property, plant and equipment 6 1,615 1,797 Total property, plant and equipment 5,229 4,198 Intangible assets 7 2 49 Total non-current assets 5,231 4,247 Total assets 102,017 158,309 Shareholders' equity and liabilities Trade accounts payable 926 657 Other short-term payables 8 1,066 1,284 Lease liability 21 1,206 1,217 Accrued expenses 9 7,849 7,489 Contract liability 10 — — Total current liabilities 11,047 10,648 Other long-term payables 160 — Lease liability 21 2,438 1,227 Long-term provisions 291 354 Total non-current liabilities 2,890 1,581 Total liabilities 13,937 12,228 Share capital 11 4,037 4,036 Statutory capital reserves - Reserves from capital contributions 11 342,466 342,466 Free reserves - Reserves from capital contributions 11 — — Treasury shares (1,129) (981) Cumulative losses: - Loss carried forward (199,440) (148,797) - Net result for the year (57,854) (50,643) Total cumulative losses (257,294) (199,440) Total shareholders' equity 11 88,080 146,081 Total liabilities and shareholders' equity 102,017 158,309 See accompanying notes, which form an integral part of these financial statements. 113

Income statement for the year ended December 31, 2025 2024 in CHF thousands note Revenues Revenues from research and development collaborations 12 — 4,970 Total revenues — 4,970 Operating expenses Research and development expenses 13 (38,127) (46,730) Selling, general and administrative expenses 14 (13,655) (16,060) Restructuring expenses 24 (2,547) — Total operating expenses (54,329) (62,789) Operating result (54,329) (57,819) Financial income 15 1,522 7,214 Financial expenses 15 (5,047) (38) Result before income taxes (57,854) (50,643) Income taxes 16 — — Net result (57,854) (50,643) See accompanying notes, which form an integral part of these financial statements. 114

Cash flow statement for the year ended December 31, 2025 2024 in CHF thousands Note Net result (57,854) (50,643) Adjustments for: Depreciation and amortization 2,144 2,369 Share-based compensation costs 114 — Social security and tax paid on behalf of employees on shares vested under the PSU and RSU program 20 (325) — Non-cash personnel expenses (62) 14 Financial income 15 (1,522) (7,214) Financial expenses 15 5,047 38 Changes in working capital: Change in other current assets 322 250 Change in trade and other receivables 484 (344) Change in trade and other payables 208 413 Change in contract liability 10 — (4,333) Change in accrued expenses 360 171 Exchange loss on working capital positions (24) (29) Interest paid (18) (26) Other financial expense (15) (12) Net cash used in operating activities (51,141) (59,346) Proceeds from investments in short-term time deposits 137,814 277,015 Investments in short-term time deposits (66,278) (240,045) Acquisition of property, plant and equipment (714) (706) Acquisition of intangible assets — (17) Interest received 1,727 4,239 Net cash from investing activities 72,549 40,486 Proceeds from issuance of new shares 11 — 17,342 Proceeds from vesting under the LTI plans 11 63 — Transaction costs on the issue of shares 11 — (1,741) Proceeds from issuance of shares under LTI plans 11 1 40 Payment of principal portion of lease liabilities (1,214) (1,208) Net cash from (used in) financing activities (1,149) 14,433 Exchange (loss) gain on cash positions (1,364) 894 Net increase (decrease) in cash and cash equivalents 18,894 (3,533) Cash and cash equivalents at January 1 63,690 67,223 Cash and cash equivalents at December 31 3 82,584 63,690 See accompanying notes, which form an integral part of these financial statements. 115

Notes to the Molecular Partners AG Financial Statements 1. General information Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering the design and development of DARPin therapeutics for medical challenges other drug modalities cannot readily address. The Company has programs in various stages of pre-clinical and clinical development, with oncology as its main focus. Molecular Partners leverages the advantages of DARPins to provide unique solutions to patients through its proprietary programs as well as through partnerships with leading pharmaceutical companies. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for companies limited by shares (“Aktiengesellschaften”). The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014. Investments The Company has one wholly owned subsidiary, Molecular Partners Inc. This entity was incorporated on October 8, 2018 under the laws of the state of Delaware, USA and has its offices at 245 Main Street, Cambridge MA 02142, USA. The Company made a capital contribution of USD 1 for 10,000 shares with a par value of USD 0.0001. All shares are held by Molecular Partners AG. The investment value of the Company in Molecular Partners Inc. therefore is USD 1 (equals 1 CHF). 2. Summary of significant accounting policies Basis of preparation The financial statements of Molecular Partners for the year ended December 31, 2025 have been prepared in accordance with the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). Unless stated otherwise, the financial statements are presented in thousands of Swiss Francs ("TCHF"). Due to rounding, the numbers presented in the financial statements might not precisely equal those included in the accompanying notes. Significant accounting policies that are not prescribed by law are described below. Property, plant and equipment Property, plant and equipment are stated at historical cost less accumulated depreciation and any impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Depreciation is calculated on a straight-line basis over the expected useful lives of the individual assets or asset categories. The applicable estimated useful lives are as follows: Laboratory equipment: 5 years Office equipment: 3 years IT hardware: 2 years Leasehold improvements and right-of-use assets are depreciated using the straight-line method over the shorter of their estimated useful life and the lease term. 116

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. An asset’s carrying amount is written down to its recoverable amount, if the asset's carrying amount exceeds its estimated recoverable amount. Intangible assets Intangible assets are solely comprised of software. They are stated at historical cost less accumulated amortization and any impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Amortization is calculated on a straight-line basis over the expected useful lives of the individual assets or asset categories. The applicable estimated useful life of intangible assets is determined to be two years. Investments Investments in subsidiary companies are stated at cost less impairment provision, which is recognized as an expense in the period, in which the impairment is identified. Revenue recognition As a guiding principle of the accounting policy, revenues from research and development collaboration agreements are recognized when earned based upon the performance requirements of the respective agreements. For revenue arrangements with separately identifiable components (separate performance obligations), the revenue recognition criteria are applied to each component. The transaction price is determined as the consideration expected to be received from the arrangement and is allocated amongst the separate components based on their relative stand-alone selling prices. The corresponding amount of transaction price allocated to each component is recognized as revenue when (or as) the Company satisfies the performance obligation by transferring the good or service to the customer, which generally is over time for upfront payments or at a point in time for milestone payments and development option payments. Payments received in excess of revenue recognized are recorded as contract liabilities. Revenues may include fees such as upfront payments received in connection with out-licensing of products and/or access to knowledge without transfer of a license as well as R&D support and services, participation in Joint Steering Committees and other involvement in collaboration agreements. In exchange for these non-refundable upfront fees, the Company does not immediately transfer a good or a service to the customer, rather the upfront fee consists of an advance payment for future services and the right to access the underlying intellectual property of the Company. For such arrangements, the Company has determined that the promised goods and services are not distinct and are accounted for as one performance obligation. The Company recognizes revenue for this performance obligation over time using an input-based method to measure its progress towards complete satisfaction of the performance obligation. Accordingly, revenue is recognized over time based on the percentage of actual costs incurred to date relative to the Company's estimate of total costs expected to satisfy the performance obligation. Estimated costs are reviewed and updated routinely for contracts in progress to reflect any changes of which the Company becomes aware. The cumulative effect of any change in estimate is recorded in the period when the change in estimate is determined. Revenues could include fees such as milestone and development option payments received in connection with out-licensing of products and in connection with discovery alliances. Upon meeting the set milestone or upon a development option being exercised, the Company obtains a right to a non-refundable payment and the customer has typically acquired the right to use the underlying intellectual property, without any remaining performance obligations for the Company. 117

Consequently, the related revenues are typically recognized at a point in time, either when the milestone is met or the option is exercised by the customer. Revenue could also include reservation fees that will be recognized into revenue in case of successful development of a final drug and exercise or lapse of the related reservation right or, alternatively, in case the results from the research will not justify further development of the drug. Consideration payable to a customer is recorded as a reduction of the arrangement's transaction price, if it relates to the same arrangement, thereby reducing the amount of revenue recognized, unless the payment is for a distinct good or service received from the customer. Depending on the complexity of the relevant agreements, judgment (for instance in regard to the performance obligations recognized using the cost based method, where revenue is recognized based on costs incurred in relation to the Company’s estimate of total estimated costs to complete satisfaction of the underlying performance obligations) is required to reflect the substance of the arrangement in the recognition of revenues. The Company’s estimate of total costs to be incurred on the project is based on actual project-related contracts and history of similar contracts of other collaborations as well as industry experience. The Company is required to evaluate whether any changes in operational and/or technical collaboration and project requirements could lead to a change in the timing and/or amount of estimated project costs, and how such changes, if any, impact the recognition of revenue. Other revenue related judgments with regard to the determination of performance obligations under reservation agreements, relate to assumptions on future production costs and market prices. The details of the accounting policy, based on the type of payments received, are set out below. Under the accounting policy, revenue is recognized as or when a customer obtains control of the services. Determining the timing of the transfer of control - at a point in time or over time - requires judgment. 118

Type of payments received Timing of revenue recognition Revenue recognition of upfront payments Upfront payments received in connection with out-licensing arrangements are typically non-refundable fees for which the Company does not transfer a good or a service to the customer, rather the upfront payments consists of an advance payment for future services and/or an acquisition of the right to the current or future access to the underlying intellectual property of the Company. For such arrangements, the Company has determined that the promised goods and services are not distinct and are accounted for as one performance obligation. The Company recognizes revenue for this performance obligation over time using an input based method to measure its progress towards complete satisfaction of the performance obligation. Revenue recognition of milestone payments Milestone payments received in connection with out-licensing or other arrangements are typically non-refundable fees entitling the Company to a right to payment upon such milestone being met. At that time, the customer has typically acquired the right to use the underlying intellectual property or additional knowledge about drug candidate(s), without any remaining performance obligation of the Company. Considering the uncertainty surrounding the outcome of such development activities, the revenue is consequently recognized at a point in time, when the milestone is reached. At this stage it is highly probable that a reversal of the cumulative revenue will not occur. Revenue recognition of payments received for development options exercises Development option payments received in connection with out-licensing arrangements are typically non-refundable fees entitling the Company to a right to payment upon such option being exercised. At that time, the customer has typically acquired the right to use the underlying intellectual property, without any remaining performance obligations of the Company. Considering the fact that the exercise of any option is outside the control of the Company, revenue for options that provide the right to use is recognized at a point in time at the effective exercise of the option. At this stage it is highly probable that a reversal of the cumulative revenue will not occur. Revenue recognition of reservation fees Reservation fees received are typically non-refundable fees. The timing of revenue recognition depends on whether development of the final drug is successful. If development is successful, revenue will be recognized when the related reservation right is exercised or lapses (as the exercise of any reservation right is outside the control of the Company). Alternatively, revenue will be recognized at the point in time when the results from the research will not justify further development of the drug. At this stage it is highly probable that a reversal of the cumulative revenue will not occur. Research and development expenses Research and development costs incurred by either party in a collaboration agreement, which qualifies as a joint operation, are reported under research and development expenses. The Company may either receive an invoice from or issue an invoice to a collaboration partner, therefore the cost may include a reduction of cost if they are refunded by the collaboration partner. 119

Open receivables related to the research and development agreement are presented as trade receivables. Share-based compensation plans The Company operates share-based compensation plans that qualify as equity-settled plans as follows: Long term incentive (LTI) plans: Restricted Share Units (RSU) and Performance Share Units (PSU) • LTI plans 2021 established in March 2021 • LTI plans 2022 established in March 2022 • LTI plans 2023 established in March 2023 • LTI Plans 2024 established in March 2024 • LTI Plans 2025 established in March 2025 Under the LTI plans, members of the Board of Directors are eligible to be granted RSUs, whereas members of the Management Board and other employees are eligible to be granted PSUs. RSUs are contingent rights to receive a certain number of shares of the Company at the end of a three-year blocking period. The number of RSUs per plan participant is a function of the approved CHF amount per position divided by the fair value of each RSU as at the grant date. In certain circumstances, including a change of control, a full or partial accelerated vesting of the RSUs may occur. RSUs vest over a one-year period from date of grant. PSUs are contingent rights to receive a variable number of shares of the Company. Since 2021, PSUs granted to employees (except for members of the Management Board) will vest in three tranches of one third each. The first tranche of the PSUs shall vest on the first anniversary of the grant date, the second tranche on the second anniversary of the grant date and the third tranche on the third anniversary of the grant date. For the members of the Management Board PSUs will vest at the end of a three year cliff-vesting period. The number of PSUs per plan participant is a function of the approved CHF amount per position divided by the fair value of each PSU as of the grant date. While the PSUs are designed to let the beneficiaries participate in the long-term share price development, the number of shares to be earned in relation to a PSU also depends on the achievement of pre-defined corporate goals for the respective year. Accordingly, the number of shares to be issued based on the PSUs can be between zero and 150% of the number of PSUs granted. Even after the determination of goal achievement, participants may lose their entitlements in full or in part depending on certain conditions relating to their employment. In certain circumstances, including a change of control, a full or partial accelerated vesting of the PSUs may occur. The LTI plans are issued annually, which allows the Board of Directors to review the terms and determine the targets on an annual basis. Employees generally receive the grants on April 1 of each calendar year, or for new employees on the first day of the calendar quarter after the start of their employment. Members of the Management Board and the Board of Directors receive the annual grants after the approval of the ordinary shareholders’ meeting. 120

As of December 31, 2025, 2,918,458 PSUs and 504,543 RSUs were outstanding. As of December 31, 2024, 2,247,267 PSUs and 345,798 RSUs were outstanding. The Company does not recognize any expense at the date of grant of the contingent rights (RSUs/ PSUs). When shares under the LTI Plans are issued, the difference between the par value of new shares issued and any proceeds received is recognized in the statutory capital reserves. Treasury shares The amount of the consideration paid for the acquisition of treasury shares, which includes directly attributable costs, is recognized as a deduction from equity. When treasury shares are sold subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is presented in additional paid-in capital. Short-term time deposits Short-term deposits comprise time deposits placed with banks with original maturities of more than three months and up to twelve months from the date of acquisition. Short-term deposits are not included in cash and cash equivalents for the purposes of the cash flow statement. Leases All leasing transactions are recognized on the balance sheet according to a substance over form basis with exception of short-term agreements (up to twelve months) and low value items. This is considered to provide more relevant and reliable information to the users of the financial statements based on an economic view of the lease arrangements. At inception of a contract, the Company assesses whether a contract is, or contains a lease. This is the case if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. Short-term leases are leases with a lease term of twelve months or less that do not contain a purchase option. For all other leases the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The Company does not provide residual value guarantees and does not have any leases not yet commenced to which it is committed. The Company is presenting right-of-use assets in Property, Plant and Equipment, whereas lease liabilities are presented separately within current and non- current liabilities in the balance sheet. 121

3. Cash and cash equivalents and short-term time deposits Balance at December 31 in CHF thousands 2025 2024 Cash and cash equivalents denominated in CHF 69,624 54,128 Cash and cash equivalents denominated in EUR 292 2,812 Cash and cash equivalents denominated in USD 12,592 6,511 Cash and cash equivalents denominated in GBP 77 240 Total cash at bank and at hand 82,584 63,690 Short-term time deposits in CHF — 47,500 Short-term time deposits in USD 10,405 38,065 Total short-term time deposits 10,405 85,565 All short-term time deposits at December 31, 2025 and 2024 were held with Swiss banks. As of December 31, 2025, the deposits denominated in USD contained two positions with two banks As of December 31, 2024, there were five deposits denominated in CHF with three banks, where the short-term time deposits denominated in USD contained five positions with three banks. 4. Trade accounts receivables and other short-term receivables Trade accounts receivables in CHF thousands 2025 2024 Trade accounts receivables 253 286 Balance at December 31 253 286 Other short-term receivables in CHF thousands 2025 2024 Value added tax 895 470 Withholding tax 605 1,484 Other receivables 76 73 Balance at December 31 1,577 2,026 All amounts presented are receivables against third parties. 122

5. Other current assets in CHF thousands 2025 2024 Prepayments 1,898 2,218 Accrued income 71 276 Balance at December 31 1,968 2,495 Accrued income relates to interest income accrued on the Company's balances of cash and cash equivalents and short-term time deposits. 6. Property, plant and equipment in CHF thousands 2025 2024 Lab equipment 1,404 1,343 Office equipment 66 119 IT hardware 83 206 Leasehold improvements 63 129 Other property, plant and equipment 1,615 1,798 Right-of-use assets 3,613 2,401 Property, plant and equipment at December 31 5,229 4,198 The right-of-use assets relate to the facilities the Company is leasing in Schlieren, Switzerland. The Company exercised the option to extend the lease on its facilities in Schlieren by two years with a new lease term ending December 31, 2028. Please also see note 21. 7. Intangible assets in CHF thousands 2025 2024 Software 2 49 Intangible assets at December 31 2 49 8. Other short-term payables in CHF thousands 2025 2024 Social security 602 927 Pension liability 226 250 Payables to subsidiary 237 105 Other payables 1 2 Balance at December 31 1,066 1,284 123

The amounts presented are payables against third parties, except for the payables to subsidiary. 9. Accrued expenses in CHF thousands 2025 2024 Accrued project costs 2,268 2,057 Accrued payroll, bonuses and restructuring 2025 5,167 4,884 Other 414 547 Balance at December 31 7,849 7,489 10. Contract liability During 2024 the Company concluded the revenue recognition of the upfront fee accounted for in the year 2021 under the Novartis Radioligand Agreement. No revenue was recognized during 2025 (2024: TCHF 4,333). There is no remaining balance as of December 31, 2025 (2024: TCHF 0). 11. Shareholder's equity Classes of share capital Ordinary share capital On December 31, 2025, the Company’s issued share capital amounted to CHF 4,037,464 divided into 40,374,641 fully paid registered shares with a par value of CHF 0.10 each. Ordinary shares are entitled to one vote per share and rank equally with regard to the Company's residual assets and dividends (if any should be declared in the future). Ordinary shares Shares in issue at December 31, 2023 36,354,297 Issued in relation to capital raise in October 2024 3,642,988 Issued in relation to vesting of PSU, RSU and options 365,810 Shares in issue at December 31, 2024 40,363,095 Issued in relation to vesting of PSU and RSUs 11,546 Shares in issue at December 31, 2025 40,374,641 The Company’s share capital registered with the Swiss Commercial Register on December 31, 2025 amounted to CHF 4,036,309.50 divided into 40,363,095 fully paid up registered shares with a par value of CHF 0.10 per share. The capital increase in 2025 triggered by the vesting of Performance Share Units ("PSU") from PSU Plans 2021, 2022 and 2023 were registered with the Commercial Register on January 22, 2026. Capital range 124

On December 31, 2025, the Company had a capital range from CHF 3,672,011 (lower limit) to up to CHF 5,489,726 (upper limit). On January 22, 2026, the upper limit of the capital range increased to CHF 5,490,880 and the lower limit increased to CHF 3,673,165 as a result of the share capital increase out of conditional share capital registered with the Commercial Register. The Board of Directors is authorized to increase or reduce the share capital within the capital range once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until April 17, 2029 or until an earlier expiry of the capital range. As approved by the annual general meeting on April 17, 2024 and in line with the Swiss corporate law reform, the capital range replaced the previous authorized share capital. Conditional share capital As of December 31, 2025 the Company’s share capital was allowed to be increased by an amount not to exceed CHF 362,264 (taking into account the 11,546 registered shares already issued out of the conditional capital as of December 31, 2025, but not yet registered in the commercial register) through the issuance of up to 3,622,644 fully paid up shares with a par value of CHF 0.10 per share through the direct or indirect issuance of shares, options or preemptive rights granted to employees, members of the Board of Directors or members of any advisory boards as approved. During 2025, the share capital was increased out of this conditional capital for employee participation (Article 3b of the Articles of Association). As a result, the available conditional capital for employee participation decreased by CHF 1,155 from CHF 363,419 to CHF 362,264. In addition, the share capital may be increased by an amount not to exceed CHF 226,087 through the issuance of up to 2,260,870 fully paid up shares with a par value of CHF 0.10 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted to shareholders or third parties alone or in connection with bonds, notes, options, warrants or other securities or contractual obligations by or of the Company. During 2025, this conditional capital for financing transactions and other purposes (Article 3c of the Articles of Association) remained unchanged. In 2025 and 2024the cash proceeds from the vesting of Performance Share Units (“PSU”) and Restricted Share Units ("RSU"), amounted to CHF 1,155 and CHF 36,581 respectively, all resulted from the issuance of new shares (conditional share capital) or proceeds from vesting under the LTI plan. Treasury shares In August 2022, the Company issued 3,500,000 common shares at par value CHF 0.10 per share. The shares were fully subscribed for by Molecular Partners Inc., a fully owned subsidiary of the Company. As of December 31, 2025 the Company held 2,962,973 treasury shares (2024 and 2023: 3,500,000). The total amount presented as Treasury shares reserve in 2024 in the consolidated statement of financial position, is comprised of CHF 350,000 of the nominal value of the treasury shares and CHF 631,336 of transaction costs incurred directly related to the issuance. The amount of CHF 350,000 was a non-cash transaction for the Company. During 2025 treasury shares withheld to 125 cover social security and tax liabilities for vesting events are revaluated with the share price at the vesting day.

In CHF thousands	Number of Treasury shares	Average price in CHF	Total TCHF value
As of January 1, 2025	**3,500,000**	**0.28**	**981**
Shares vested under the PSU program	(599,642)	0.28	(168)
Shares withheld to cover social security and tax liabilities	88,790	3.41	303
Shares vested under the RSU program	(33,015)	0.28	(9)
Shares withheld to cover social security and tax liabilities	6,840	3.28	22
Shares as of December 31, 2025	**2,962,973**	**0.38**	**1,129**

The difference in the Company's acquisition price and the price paid for the vested shares under the PSU and RSU programs are recognized as personnel expense.

The 95,630 shares were withheld from vested awards to cover employees' and Board of Directors income tax and social security contributions.

There was no movement in treasury shares during 2024.

Reserves from capital contributions
From the amount of TCHF 342,466 as presented in the balance sheet as of December 31, 2025, in November 2023 reserves from capital contributions as of December 31, 2021, in the amount of TCHF 316,332 were confirmed by the Federal Tax Administration.

Following the approval at the AGM in April 2024 the Company transferred TCHF 148,000 from the sub-position "Reserves from capital contributions" within the free reserves to the "Reserves from capital contributions" within the statutory capital reserves.

12. Revenues and entity-wide disclosures

The Company assesses and estimates the progress of its projects with alliance partners at each reporting date.

Co-development Agreement with Orano Med

On January 5, 2024, the Company announced it entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio Darpin Therapies (RDT). Under the terms of the co-development agreement, Molecular Partner's RDT target DLL3 (delta-like ligand 3) will be included in the collaboration with Orano Med. which was further amended in October 2024 to include four programs.

DLL3 as a RDT target will be exclusively developed by Molecular Partners and OranoMed. Molecular Partners maintains the option to explore DLL3 for targeted therapy outside of the radiotherapy space. Both companies commit to sharing the cost of preclinical and clinical development with additional commitments to supply of their respective materials.

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The cost sharing in 2025 results in a net reduction in cost of CHF 2.3 million whereas in 2024 the cost sharing resulted in a net expense of CHF 0.6 million both reported under research and development expenses in the consolidated statement of profit or loss and comprehensive income. In January 2025 Orano Med and Molecular Partners signed an expansion agreement to the initial co-development agreement. The terms of the expansion agreement include the development of an additional six targeted alpha therapeutics candidates, now representing a total of ten potential programs between the two companies. Molecular Partners will lead development of the additional six programs, subject to a royalty arrangement, and include an option for Orano Med to move two of the six programs into a 50/50 co-development where Orano Med will hold commercialization rights. License and Collaboration Agreement with Novartis in the Area of DARPIN-Conjugated Radioligand Therapies, or the Novartis Radioligand Agreement On December 14, 2021, the Company entered into a License and Collaboration Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology The Company was eligible to invoice Novartis for its employee-related expenses associated with the research activities. The Company identified one combined performance obligation consisting of the license and the research activities to be provided. Revenue related to the upfront payment of USD 20.0 million (CHF 18.6 million) received from Novartis, was recognized over time in line with the progress made over the duration of the contractually agreed research plan. Progress towards completion of the research plan was based on the cost-based method and was measured by employee costs on the related research activities as specified in the agreement relative to the total employee costs estimated to be incurred. During 2025, the Company recognized no revenue under this agreement (2024 total revenue of CHF 5.0 million). The collaboration activities have come to an end in Q3 2024.As per contract terms, the research collaboration agreement came to a close in March 2025. Novartis Option and Equity Rights Agreement In October 2020, the Company entered into the Option and Equity Rights Agreement with Novartis, granting Novartis the exclusive option to in-license global rights in relation to MP0420 (ensovibep). Ensovibep License Agreement In January 2022, following positive Phase 2 clinical trial results, Novartis exercised its option for ensovibep, triggering a milestone payment of CHF 150 million to the Company, which was received in 2022. In January 2023, Novartis informed the Company that it has submitted a request to withdraw, with an effective date of January 25, 2023 the Emergency Use Authorization (EUA) application from the U.S. Food and Drug Administration (FDA) for ensovibep. Ensovibep is not presently in clinical development. On January 5, 2024, Novartis has agreed the termination of the License Agreement for ensovibep, previously under investigation for the treatment of SARS Cov-2, and Novartis has returned the rights to the ensovibep program to the Company. Clinical work on the ensovibep program ended in 2022, and the program remains terminated. 127

No revenue was recorded during 2025. During the years ended 2024 and 2023, the Company recognized revenues as disclosed in the table below. Revenues in the table below are attributable to individual countries and are based on the location of the Company's alliance partner. Revenue by country in CHF thousands, for the years ended December 31 2025 2024 Revenues Switzerland — 4,970 Total Revenues — 4,970 Analysis of revenue by major alliance partner in CHF thousands, for the years ended December 31 2025 2024 Novartis AG, Switzerland — 4,970 Total Revenues — 4,970 13. Research and development expenses in CHF thousands 2025 2024 Research consumables and costs (11,171) (17,529) Personnel expenses (22,457) (24,818) Depreciation and amortization (1,774) (1,950) Research and development expenses charged by subsidiary (432) (92) Intellectual property (504) (515) Facility expenses (1,017) (1,051) Other expenses (762) (765) Royalties and license fees (10) (10) Total year ended December 31 (38,127) (46,730) 14. Selling, general and administrative expenses (SG&A) in CHF thousands 2025 2024 Personnel expenses (7,583) (8,329) Other expenses (4,849) (5,974) Depreciation and amortization (371) (419) SG&A expenses charged from subsidiary (782) (1,261) Facility expenses (71) (76) Total year ended December 31 (13,655) (16,060) 128

15. Financial income and financial expenses Financial income in CHF thousands 2025 2024 Interest income on loans and receivables 1,522 3,384 Foreign exchange gain — 3,830 Total year ended December 31 1,522 7,214 Financial expenses in CHF thousands 2025 2024 Foreign exchange loss (5,014) — Negative interest on cash and short-term time deposits — (1) Other financial expenses (33) (37) Total year ended December 31 (5,047) (38) 16. Income Taxes Current taxes The Company generated taxable losses in 2025, same as in 2024. Any potential future taxable income would be subject to Swiss federal, cantonal and communal income taxes. The Company did not have to pay or accrue any income taxes during these reporting periods due to tax loss carryforwards. The Company’s applicable income tax rate (after tax) for the year 2025 is 19.3% (2024: 19.3%). 17. Full-time equivalents and headcount 2025 2024 Average number of full-time equivalents 149.8 159.5 Full-time equivalents at year end 132.0 156.5 Headcount at year end 147 172 18. Capital commitments and contingent liabilities As of December 31, 2025 and December 31, 2024, the Company did not have any capital commitments or contingent liabilities. 129

19. Major shareholders As of December 31, 2025, the largest shareholders known to the Company based on the published notifications to the SIX or the share register, as applicable, are: Shareholders with over 5% of share capital registered with the Commercial Register 2025 2024 Mark N. Lampert (Biotechnology Value Funds) 21.54% 21.74 % Suvretta Capital Management, LLC 10.62% 10.71 % UBS Fund Management (Switzerland) AG 5.09% 4.82 % The percentages above are based on (i) the number of shares held by such shareholders, and (ii) for the year ended December 31, 2025, 40,363,095 common shares, which is the share capital registered with the commercial registry on December 31, 2025 (December 31, 2024, 39,997,285 common shares). 20. PSU/RSU granted to the members of the Board of Directors, management and employees in CHF Number Value TCHF Total grants to the members of the Board of Directors 191,760 698 Total grants to the members of the management 608,353 2,043 Total grants to other employees 1,205,651 4,519 Total grants in 2025 2,005,764 7,260 in CHF Number Value TCHF Total grants to the members of the Board of Directors 192,639 680 Total grants to the members of the management 370,672 1,351 Total grants to other employees 1,319,569 4,774 Total grants in 2024 1,882,880 6,805 The Company has not granted any loans, credits or post-retirements benefits beyond the occupational benefit schemes to members of the Board of Directors or to the Management Board or other employees. 21. Leases The Company leases office and laboratory facilities in Schlieren, Switzerland. These leases generally have terms between 2 and 10 years and contain extension or terminations options exercisable by the Company up to one year before the end of the non-cancellable contract period. These terms are used to maximize operational flexibility in terms of managing contracts. The options to extend are held by the Company and the termination options are held both by the Company and the lessor. As of December 31, 2025, the Company exercised the option to extend the lease on its facilities in Schlieren by two years with a new lease term ending on December 31, 2028. The earliest contractual termination date for both the lessor and the Company on the major real estate lease is December 31, 2028. For information about the right-of-use assets please also see note 6. 130

Set out below are the carrying amounts of the lease liabilities and the movements during the period: in CHF thousands 2025 2024 as at January 1, 2,444 3,652 Lease extension 2,414 — Recognition of interest on lease liabilities 18 24 Payments (1,231) (1,232) Balance as at December 31, 3,644 2,444 Current 1,206 1,217 Non-current 2,438 1,227 Balance as at December 31, 3,644 2,444 The following are the expense amounts recognized in the income statement. No expenses for leasing of low-value assets nor for short term leases were incurred for the years ended December 31, 2025 and 2024. in CHF thousands 2025 2024 Depreciation on right-of-use assets 1,201 1,200 Interest expense on lease liabilities 18 24 Total amount recognized in profit or loss 1,218 1,224 The total cash outflow for leases for the year ended December 31, 2025 amounted to TCHF 1,231 (year ended December 31, 2024 TCHF 1,232). Contractual maturities of financial liabilities at December 31, 2025 in CHF thousands Less than 1 year Between 1 and 2 years Between 2 and 5 years More than 5 years Total contractual cash-flows Carrying Amount lease liabilities Lease liabilities 1,229 1,229 1,229 — 3,686 3,644 Contractual maturities of financial liabilities at December 31, 2024 in CHF thousands Less than 1 year Between 1 and 2 years Between 2 and 5 years More than 5 years Total contractual cash-flows Carrying Amount lease liabilities Lease liabilities 1,232 1,232 — — 2,464 2,444 131

22. Auditing and additional fees as incurred from the statutory auditor in CHF thousands 2025 2024 Auditing services 596 674 Other assurance related services 26 — Balance at December 31 622 674 23. Equal pay analysis The Company carried out the equal pay analysis required by the Swiss Gender Equality Act (GEA), using January 2020 as the reference month. The analysis shows that the Company meets the tolerance threshold for gender-specific pay discrimination. In accordance with art 13d GEA, the equal pay analysis was audited by a licensed audit firm. In its report, issued in February 2021, the audit firm states that the Company is compliant with the legislation. 24. Restructuring expenses On June 10, 2025, Molecular Partners announced a planned operational efficiency initiative (“restructuring 2025”), which included a reduction in headcount within R&D. As a result 34 positions - primarily in R&D, but also in supporting functions - were impacted. For the twelve months ended December 31, 2025 the Company recognized TCHF 2,547 as an expense, of which TCHF 501 was provided for as at December 31, 2025. Of the total restructuring cost TCHF 542 related to SG&A cost and TCHF 2,006 related to R&D cost. The remaining amount is expected to be paid out during Q1 2026. 25. Events after balance sheet date These financial statements were approved for issuance by the Board of Directors on March 10, 2026. No other events occurred between the balance sheet date and the date on which these financial statements were approved by the Board of Directors that would require adjustment to the financial statements or disclosure under this heading. 132

Proposed appropriation of accumulated (profit) loss 2025 2024 in CHF thousands Loss carried forward at the beginning of the period 199,440 148,797 Net result for the period 57,854 50,643 Balance to be carried forward 257,294 199,440 Carry forward of accumulated losses The Board of Directors proposes to carry forward the net result for the period of TCHF 57,854, thereby bringing the loss carried forward position from TCHF 199,440 to TCHF 257,294. 133

Statutory Auditor’s Report To the General Meeting of Molecular Partners AG, Schlieren Report on the Audit of the Molecular Partners AG Financial Statements Opinion We have audited the financial statements of Molecular Partners AG (the Company), which comprise the balance sheet as at December 31, 2025, the income statement, and cash flow statement for the year then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the financial statements (pages 113 to 132) comply with Swiss law and the Company’s articles of incorporation. Basis for Opinion We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor’s Responsibilities for the Audit of the Financial Statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession that are relevant to audits of the financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. We have determined that there are no key audit matters to communicate in our report. Other Information The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the Molecular Partners AG financial statements, the compensation report and our auditor’s reports thereon. Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Board of Directors’ Responsibilities for the Financial Statements The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Auditor’s Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made. – Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern. We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated to the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors. Based on our audit in accordance with Art. 728a para. 1 item 2 CO, we confirm that the proposal of the Board of Directors complies with Swiss law and the Company’s articles of incorporation. We recommend that the financial statements submitted to you be approved. KPMG AG Simon Studer Adriana Giraldo Licensed Audit Expert Auditor in Charge Zurich, March 10, 2026 © 2026 KPMG AG, a Swiss corporation, is a group company of KPMG Holding LLP, which is a member of the KPMG global organization of independent firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward looking statements. Any statements contained in this Annual Report that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including without limitation: implied and express statements regarding the clinical development of Molecular Partners' current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners' product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners' collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; the expected benefits of Molecular Partners' SAB and new CSO; the expected benefits of the strategic review; and Molecular Partners' expected business and financial outlook, including anticipated expenses and cash utilization for 2026 and its expectation of its current cash runway. These statements may be identified by words such as "aim", "anticipate", "expect", "guidance", "intend", "outlook", "plan", "potential", "will" and similar expressions, and are based on Molecular Partners' current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners' expectations include, but are not limited to, those set forth in under the heading "Risk Factors" in Molecular Partners' Annual Report on Form 20-F for the year ended December 31, 2025 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners' website at www.molecularpartners.com. In addition, this Annual Report contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future.

Any forward-looking statements speak only as of the date of this Annual Report and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

MOLECULAR partners

Molecular Partners AG
Wagistrasse 14
8952 Zurich-Schlieren
Switzerland
PHONE: +41 44 755 77 00
www.molecularpartners.com

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